   As filed with the Securities and Exchange Commission on September 8, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              Global Payments Inc.
             (Exact Name of Registrant as Specified in Its Charter)

                   Georgia                                       58-2567903
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

                 Four Corporate Square, Atlanta, Georgia 30329
                    (Address of principal executive offices)

                                 (404) 728-2363
              (Registrant's telephone number, including area code)

         Copies of notices and other communications should be sent to:

               Paul R. Garcia                                 William H. Avery
           Chief Executive Officer                           Alston & Bird LLP
            Global Payments Inc.                            One Atlantic Center
            Four Corporate Square                        1201 West Peachtree Street
           Atlanta, Georgia 30329                       Atlanta, Georgia 30309-3424

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                       Name of Each Exchange on Which
   Title of Each Class to be so Registered:           Each Class is to be Registered:
   ----------------------------------------           -------------------------------
  Common Stock, no par value                              New York Stock Exchange
  Series A Junior Participating Preferred
   Share Purchase Rights                                  New York Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                CROSS REFERENCE

                              Global Payments Inc.

I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY
                                   REFERENCE

              Cross-Reference Sheet Between Information Statement
                              and Items of Form 10

 Item
 No.  Item Caption                 Location in Information Statement
 ---- ------------                 ---------------------------------

  1.  Business                     "Summary;" "Management's Discussion and
                                   Analysis of Financial Condition and Results
                                   of Operations;" and "Global Payments'
                                   Business."

  2.  Financial Information        "Summary--Global Payments Inc. and
                                   Subsidiaries Summary Historical Consolidated
                                   Financial Data;" "Capitalization;" "Selected
                                   Financial Data;" "Management's Discussion
                                   and Analysis of Financial Condition and
                                   Results of Operations;" "Global Payments
                                   Inc. and Subsidiaries Consolidated Financial
                                   Statements;" "Global Payments' Business--
                                   Properties;" "Security Ownership of Certain
                                   Beneficial Owners;" and "Management."

  3.  Properties                   "Global Payments' Business--Properties."

  4.  Security Ownership of        "Security Ownership Of Certain Beneficial
      Certain Beneficial Owners    Owners" and "Security Ownership of
      and Management               Management."

  5.  Directors and Executive      "Management."
      Officers

  6.  Executive Compensation       "Management."

  7.  Certain Relationships and    "Summary" and "The Distribution--
      Related Transactions         Relationship Between National Data
                                   Corporation and Global Payments Following
                                   The Distribution."

  8.  Legal Proceedings            "Global Payments' Business--Legal
                                   Proceedings."

  9.  Market Price of and          "Summary;" "The Distribution--Listing and
      Dividends on the             Trading of the Global Payments Shares;"
      Registrant's Common Equity   "Dividend Policy" and "Description of Global
      and Related Shareholder      Payments' Capital Stock."
      Matters

 11.  Description of Registrant's  "Description of Global Payments Capital
      Securities to be Registered  Stock" and "Anti-Takeover Effects of our
                                   Articles of Incorporation, By-laws, Rights
                                   Agreement and Georgia Law--Rights
                                   Agreement."

 12.  Indemnification of Directors "Liability and Indemnification of Directors
      and Officers                 and Officers."

 13.  Financial Statements and     "Summary;" "Selected Financial Data;" and
      Supplementary Data           "Global Payments Inc. and Subsidiaries
                                   Consolidated Financial Statements."

Item 15. Financial Statements and Exhibits.

  (a) List of Financial Statements. The following financial statements are included in the Information Statement:

    Report of Independent Public Accountants.

    Global Payments Inc. and Subsidiaries Consolidated Statements of Income for the Fiscal Years ended May 31, 2000, May 31, 1999 and May 31, 1998.

    Global Payments Inc. and Subsidiaries Consolidated Balance Sheets as of May 31, 2000 and May 31, 1999.

    Global Payments Inc. and Subsidiaries Consolidated Statements of Cash Flows for the Fiscal Years ended May 31, 2000, May 31, 1999 and May 31, 1998.


    Global Payments Inc. and Subsidiaries Consolidated Statements of Changes in Shareholders' Equity for the Fiscal Years ended May 31, 2000, May 31, 1999 and May 31, 1998.

    Footnotes to the Consolidated Financial Statements.

    Consolidated Schedule II--Valuation and Qualifying Accounts.

    Report of Independent Public Accountants as to Schedule.

             II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Item 10. Recent Sales of Unregistered Securities.

    None.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

    None.

Item 15. Financial Statements and Exhibits.

  (b) Exhibits. The following documents are filed as exhibits hereto:

         Exhibit
           No.
         -------

          *2.1   Distribution Agreement, Plan of Reorganization and
                 Distribution.

          *3.1   Articles of Incorporation of Global Payments Inc.

          *3.2   By-laws of Global Payments Inc.

           4.1   Articles of Incorporation of Global Payments Inc. (filed as
                 Exhibit 3.1).

           4.2   By-laws of Global Payments Inc. (filed as Exhibit 3.2).

          *4.3   Rights Agreement.

          *4.4 Form of certificate representing Global Payments Inc. common stock.

          10.1   Distribution Agreement, Plan of Reorganization and
                 Distribution (filed as Exhibit 2.1).

         *10.2   Tax Sharing and Indemnification Agreement.

         *10.3   Employee Benefits Agreement.

         *10.4   Lease Agreement for Office Headquarters.

         *10.5   Two Sublease Agreements.

         Exhibit
           No.
         -------

         *10.6   Intercompany Systems/Network Services Agreement.

         *10.7   Batch Processing Agreement.

         *10.8   Transition Support Agreement.

         *10.9   2000 Long-Term Incentive Plan.

         *10.10  2000 Employee Stock Purchase Plan.

         *10.11  2000 Non-Employee Directors Stock Option Plan.

         *10.12  Global Payments Inc. Supplemental Executive Retirement Plan.

         *10.13  Employment Agreement for Paul R. Garcia.

         *10.14  Employment Agreement for Thomas M. Dunn.

         *10.15  Employment Agreement for James G. Kelly.

         *10.16  Employment Agreement for Barry W. Lawson.

                 Operating Agreement of Global Payment Systems LLC, dated March
         *10.17  31, 1996.

         *10.18  Registration Rights Agreement between Global Payment Systems
                 LLC and MasterCard International Incorporated, dated April 1,
                 1996.

         *21.1   List of Subsidiaries.

--------
* To be filed by amendment

                                   SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLOBAL PAYMENTS INC.

                                  By: /s/ Paul R. Garcia
                                      ------------------------------

                                    Name: Paul R. Garcia
                                    Title: Chief Executive Officer

Dated: September 8, 2000

[LOGO OF NATIONAL DATA CORPORATION]

                           NATIONAL DATA CORPORATION
                              National Data Plaza
                          Atlanta, Georgia 30329-2010

                                        , 2000

Dear Fellow Stockholder:

   I am pleased to inform you that the previously announced spin-off of our
eCommerce business will become effective on                 , 2000. Our
eCommerce business provides high volume electronic transaction processing and value-added end-to-end information services and systems on a direct and indirect basis to merchants, multinational corporations, financial institutions, and government agencies.

   The eCommerce business will be grouped under Global Payments Inc., our new wholly owned subsidiary, the shares of which will be distributed to NDC stockholders. Each NDC stockholder of record as of the close of business on
      , 2000, which will be the record date, will receive      Global Payments
share for each NDC share held. The Global Payments shares have been approved for listing on the New York Stock Exchange subject to official notice of issuance under the symbol "GPN."

   You do not have to take any action to receive your Global Payments shares. You will not be required to pay anything or to surrender your NDC shares. No fractional shares of Global Payments common stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which may be taxable to you. The distribution will otherwise be tax-free to NDC and to you to the extent you receive Global Payments common stock.

   The enclosed Information Statement describes the distribution and provides important financial and other information about Global Payments. Please read it carefully. A stockholder vote is not required in connection with the distribution and, accordingly, your proxy is not being sought.

                                             Sincerely,


                                             Robert A. Yellowlees
                                             Chairman and Chief Executive
                                             Officer

              INFORMATION STATEMENT RELATING TO THE DISTRIBUTION
                         BY NATIONAL DATA CORPORATION
                     OF GLOBAL PAYMENTS INC. COMMON STOCK

   We have prepared this information statement to provide you with information regarding the pro rata distribution to stockholders of National Data Corporation of all of the outstanding common stock of our company, Global
Payments Inc. In this distribution, you will receive     share of Global
Payments common stock for every share of NDC common stock that you held at the
close of business on        , 2000.

   Global Payments Inc. is currently a wholly owned subsidiary of NDC and is a provider of high volume electronic transaction processing and value-added end-to-end information services and systems on a direct and indirect basis to merchants, multinational corporations, financial institutions, and government agencies.

   The distribution of Global Payments shares will be effected at 11:59 p.m.,
Eastern Standard Time, on             , 2000. You do not have to take any
action to receive your Global Payments shares. You will not be required to pay anything or to surrender your NDC shares. Each share of Global Payments common stock will be accompanied by one preferred stock purchase right. The number of NDC shares that you own will not change as a result of the distribution. No vote of stockholders is required in connection with the distribution. We are not asking you for a proxy. Please do not send us a proxy or your share certificates.

   There is no current public trading market for our shares, although a "when-issued" trading market may develop prior to completion of the distribution. Our shares will be listed on the New York Stock Exchange, under the symbol "GPN."

   If you have any questions regarding the distribution, you may contact SunTrust Bank, Stock Transfer Department, P.O. Box 4625, Atlanta, Georgia 30302, or by telephone at (800) 568-3476, or NDC's Investor Relations Department at NDC, National Data Plaza, Atlanta, Georgia 30329-3010, or by telephone at (404) 728-2363.

   You should carefully consider the Risk Factors described in this Information Statement beginning on page 10.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

   This Information Statement is not an offer to sell or the solicitation of an offer to buy any securities.

          The date of this information statement is          , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Questions and Answers About the Distribution..............................    1
Forward Looking Statements................................................    4
Summary...................................................................    5
 Why We Sent This Document To You.........................................    5
 Global Payments' Business................................................    5
 Recent Developments......................................................    5
 The Distribution.........................................................    6
 Summary Historical and Proforma Consolidated Financial Data..............    9
Risk Factors..............................................................   10
 Risks Relating To The Distribution.......................................   10
 Risks Relating To Global Payments........................................   13
The Distribution..........................................................   18
 Reasons for the Distribution.............................................   18
 Manner of Effecting the Distribution.....................................   18
 Results of the Distribution..............................................   19
 Listing and Trading of the Global Payments shares........................   19
 Certain Federal Income Tax Consequences..................................   20
Reasons for Furnishing This Document......................................   21
Relationship Between NDC and Global Payments Following the Distribution...   22
 Distribution Agreement...................................................   22
 Tax Sharing and Indemnification Agreement................................   23
 Employee Benefits Agreement..............................................   24
 Real Estate Agreements...................................................   27
 Intercompany Systems/Network Services Agreement..........................   28
 Batch Processing Agreement...............................................   30
 Transition Support Agreement.............................................   30
Capitalization............................................................   31
Dividend Policy...........................................................   32
Selected Financial Data...................................................   33
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   34
 General..................................................................   34
 Components of Income Statement...........................................   34
 Results of Operations....................................................   35
 Liquidity and Capital Resources..........................................   36
 Credit Facility..........................................................   37
 Market Risk/Interest Rate Risk...........................................   37
 Seasonality, Inflation and Economic Downturns............................   37
Global Payments' Business.................................................   38
 General..................................................................   38
 Industry Overview/Target Markets.........................................   38
 Strategy.................................................................   39
 Products and Services....................................................   39
 Sales and Marketing......................................................   41
 International Operations.................................................   41
 Employees................................................................   41
 Competition..............................................................   41
 Properties...............................................................   42
 Legal Proceedings........................................................   42
Management................................................................   43
 Directors................................................................   43
 Committees of the Board of Directors.....................................   43
 Directors' Compensation..................................................   44
 Executive Officers.......................................................   46
 Historical Compensation of Our Executive Officers........................   47
 Option Grants In Last Fiscal Year........................................   48
 Aggregated Option/SAR Exercises In Last Fiscal Year And Fiscal Year-End
  Options/SAR Values......................................................   48

                                                                          Page
                                                                          ----
 Defined Benefit Retirement Plans........................................   48
 Long-Term Incentive Plan................................................   49
 Global Payments Employee Stock Purchase Plan............................   52
 Employment, Severance and Change of Control Agreements..................   54
Security Ownership of Certain Beneficial Owners..........................   56
Beneficial Ownership of Management.......................................   57
Description of Global Payments' Capital Stock............................   58
 Authorized Capital Stock................................................   58
 Common Stock............................................................   58
 Preferred Stock.........................................................   58
 No Preemptive Rights....................................................   58
 Transfer Agent And Registrar............................................   58
Anti-takeover Effects of Our Articles of Incorporation, By-laws, Rights
 Agreement and Georgia Law...............................................   59
 General.................................................................   59
 Classified Board of Directors...........................................   59
 Number of Directors; Removal; Filling Vacancies.........................   59
 Shareholder Action......................................................   60
 Advance Notice for Shareholder Proposals or Nominations at Meetings.....   60
 Amendments to By-laws...................................................   60
 Preferred Stock.........................................................   60
 Rights Agreement........................................................   60
 Anti-Takeover Legislation--Georgia Law..................................   62
Liability and Indemnification of Directors and Officers..................   64
Experts..................................................................   64
Where You Can Obtain Additional Information..............................   64
Index to Financial Statements............................................  F-1
Report of Independent Public Accountants.................................  F-2
Consolidated Statements of Income........................................  F-3
Consolidated Balance Sheets..............................................  F-4
Consolidated Statements of Cash Flows....................................  F-5
Consolidated Statements of Changes in Shareholders' Equity...............  F-6
Notes to Consolidated Financial Statements...............................  F-7
 Note 1--Spin off and Basis of Presentation..............................  F-7
 Note 2--Summary of Significant Accounting Policies......................  F-7
 Note 3--Business Acquisition............................................  F-9
 Note 4--Transactions with NDC...........................................  F-9
 Note 5--Property and Equipment.......................................... F-10
 Note 6--Software Costs.................................................. F-10
 Note 7--Intangible Assets............................................... F-11
 Note 8--Accounts Payable and Accrued Liabilities........................ F-11
 Note 9--Retirement Benefits............................................. F-11
 Note 10--Income Taxes................................................... F-13
 Note 11--Long-Term Debt................................................. F-14
 Note 12--Shareholder's Equity........................................... F-14
 Note 13--Related Party Transactions..................................... F-15
 Note 14--Commitments and Contingencies.................................. F-15
 Note 15--Supplemental Cash Flow Information............................. F-17
 Note 16--Quarterly Consolidated Financial Information (Unaudited)....... F-17
Consolidated Schedule II--Valuation and Qualifying Accounts.............. F-18
Report of Independent Public Accountants as to Schedule.................. F-19

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

  Q:  WHAT IS THE DISTRIBUTION?

  A: NDC intends to pay a pro rata dividend to its stockholders consisting of all of the shares of Global Payments' common stock. This dividend is known as a distribution. You will retain your shares of NDC stock.

  Q:  WHEN WILL THE DISTRIBUTION OCCUR?

  A:  We currently anticipate completing the distribution on               ,
      2000.

  Q:  WHAT BUSINESS WILL GLOBAL PAYMENTS CONDUCT FOLLOWING THE DISTRIBUTION?

  A: After the distribution, Global Payments will continue operating NDC's current eCommerce business. See the description of our business under "Summary--Global Payments' Business" on page 5, and "Global Payments' Business" beginning on page 38.

  Q:  WHAT WILL I RECEIVE IN THE DISTRIBUTION?

  A:  For every share of NDC common stock that you hold at the close of
      business on            , 2000, you will receive     share of Global
      Payments common stock and      preferred stock purchase right. For
      example, if you own 100 shares of NDC stock on        , 2000, you will
      receive     shares of Global Payments common stock and       preferred
      stock purchase rights. You will also retain your 100 shares of NDC stock. The preferred stock purchase rights will be issued pursuant to our shareholder rights plan which entitles our common shareholders to purchase preferred stock upon the occurrence of a transaction that would result in a change in control of our company that is not approved by our Board of Directors. See the description of the Rights Agreement in "Anti-Takeover Effects of our Articles of Incorporation, By-laws, Rights Agreement and Georgia Law--Rights Agreement" on page 60. Shares of Global Payments common stock will be credited to you automatically without any payment or other action by you. If you are not a record holder of NDC stock because your shares are held on your behalf by your stockbroker or other nominee, your Global Payments shares will be
      credited to your stockbroker or other nominee on or about           ,
      2000.

  Q:  WHEN WILL I RECEIVE MY GLOBAL PAYMENTS SHARES?

  A: If you hold NDC shares in your own name as a stockholder of record, the distribution agent will automatically credit Global Payments common stock to a new book-entry account established for this purpose. Our distribution agent will also send you an account statement which will
      be mailed to you on or about           , 2000. You should allow several
      days for the mail to reach you. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used.

     If you hold NDC shares through your stockbroker, bank or other nominee, you are probably not a stockholder of record and your receipt of Global Payments shares depends on your arrangements with such nominee that holds your NDC shares for you. NDC anticipates that stockbrokers and banks generally will credit their customers' accounts with Global
     Payments shares on or about          , 2000, but you should check with
     your stockbroker, bank or other nominee. For more details, please refer to "The Distribution--Manner of Effecting the Distribution" on page 18.

  Q:  WHERE WILL MY GLOBAL PAYMENTS SHARES BE TRADED?

  A: The Global Payments shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "GPN." Global Payments expects that regular trading will begin
      on            , 2000. A temporary form of trading called "when-issued
      trading" may occur for Global Payments common stock on or about
              , 2000 and continue through

               , 2000. A when-issued listing may be identified by the "wi" letters next to Global Payments common stock on the New York Stock Exchange Composite Tape. If when-issued trading develops, you may buy or
     sell Global Payments common stock in advance of the          , 2000
     distribution. For an explanation of when-issued trading, see "The Distribution--Listing and Trading of the Global Payments Shares" beginning on page 19.

  Q: HOW WILL THE DISTRIBUTION AFFECT MY NDC SHARES?

  A: Following the distribution, NDC shares will continue to be listed and traded on the New York Stock Exchange under the symbol "NDC." The distribution will not affect the number of outstanding shares of NDC stock or any rights of NDC stockholders. NDC common stock will continue to trade on a regular basis and may also trade on an "ex-dividend" basis, reflecting an assumed post-distribution value for NDC Common Stock. Ex-dividend trading in NDC Common Stock, if available, could last
     from on or about           , 2000 through          , 2000. If this
     occurs, an additional listing for NDC common stock, followed by the "x" letters will appear on the New York Stock Exchange Composite Tape. As a result of the distribution, the trading price of NDC shares immediately following the distribution will likely be lower than immediately prior to the distribution. Until the market has fully analyzed the operations of NDC without the operations of Global Payments, the price of NDC shares may fluctuate significantly. For a complete discussion of this risk, please read "Risk Factors--Risk Relating to the Distribution--The distribution may cause fluctuation in the trading price of NDC common stock" beginning on page 10 and "The Distribution--Listing and Trading of the Global Payments Shares" beginning on page 19.

  Q: WHAT IF I WANT TO SELL MY NDC SHARES OR MY GLOBAL PAYMENTS SHARES?

  A: You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. NDC does not make recommendations on the purchase, retention or sale of NDC shares or Global Payments shares.

     If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your NDC shares or your Global Payments shares, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.

     Beginning about           , 2000 and continuing through           ,
     2000, New York Stock Exchange practice of when-issued trading should generally allow you to sell your NDC shares either together with the right to receive the Global Payments shares in the distribution or without the right to receive the Global Payments shares. If you sell your NDC shares with the right to receive the Global Payments shares, you (or your broker or bank) will be required to transfer to the buyer the Global Payments shares you receive in the distribution. You should also be able to sell your right to receive the Global Payments shares without selling your NDC shares.

     Sales of NDC shares with the right to receive the Global Payments shares should generally settle in the three business day settlement period. Sales of NDC shares without the right to receive the Global Payments shares and sales of the Global Payments shares without NDC shares are expected to settle four business days following the date account statements for the Global Payments shares are mailed. Check with your
     stockbroker, bank or other nominee. Beginning about          , 2000, you
     may only sell your NDC shares and Global Payments shares separately.

  Q: WILL I BE PAID DIVIDENDS ON MY GLOBAL PAYMENTS SHARES?

  A: We may, but cannot assure you, that we will pay cash dividends on our stock in the future. Any payment of dividends will be determined by the Board of Directors, taking into account our operating results, capital needs and other factors. We cannot assure you that such dividends, if commenced, will be at a rate equivalent to that currently paid by NDC or that such dividends will not be increased, decreased or terminated.

  Q:  IS THE DISTRIBUTION TAXABLE FOR UNITED STATES FEDERAL INCOME TAX
      PURPOSES?

  A: No. NDC has received a tax ruling from the Internal Revenue Service stating in principle that the distribution will be tax-free to NDC and to NDC stockholders. Any cash you receive for fractional shares may be taxable to you. If you have any questions, please consult your tax advisor.

  Q: WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX BASIS OF MY NDC SHARES AS A RESULT OF THE DISTRIBUTION?

  A: Yes, your tax basis in your NDC shares will be reduced. If you are the record holder of your NDC shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your NDC shares, as well as the tax basis for your Global Payments shares. Please refer to "The Distribution--Certain Federal Income Tax Consequences" beginning on page 20 for a complete discussion.

  Q:  WHERE CAN I GET MORE INFORMATION?

  A: If you have any questions relating to the mechanics of the distribution and the delivery of account statements or the trading of NDC or Global Payments shares prior to the distribution, you can contact the distribution agent:

                                  SunTrust Bank
                            Stock Transfer Department
                                  P.O. Box 4625
                              Atlanta, Georgia 30302
                                  (800) 568-3476

     After the distribution, Global Payments shareholders with inquiries related to the distribution or their investment in Global Payments should contact

                             Global Payments Inc.
                             Four Corporate Square
                            Atlanta, Georgia 30329
                         Attention: Suellyn P. Tornay
                              Corporate Secretary
                                (404) 728-
                           Or e-mail at

     After the distribution, NDC stockholders with inquiries relating to the distribution or their investment in NDC should contact:

                           National Data Corporation
                              National Data Plaza
                          Atlanta, Georgia 30329-2010
                        Attention: Corporate Secretary
                               (404) 728-
                           Or e-mail at

                           FORWARD LOOKING STATEMENTS

   When used in this Information Statement, in documents incorporated herein and elsewhere by management of Global Payments Inc., from time to time, the words "believes," "anticipates," "expects," "intends" and similar expressions are intended to identify forward-looking statements concerning our business operations, economic performance and financial condition, including in particular, our business strategy and means to implement the strategy, our objectives, the amount of future capital expenditures, the likelihood of our success in developing and introducing new products and expanding its business, and the timing of the introduction of new and modified products or services. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond the control of our company, cannot be foreseen, and reflect future business decisions that are subject to change. Actual revenues, revenue growth and margins will be dependent upon all such factors and their results subject to risks related to the implementation of changes by our company, the failure to implement changes, and customer acceptance of such changes or lack of change. As a result of a variety of factors, actual results could differ materially from those anticipated in our forward-looking statements, including the following factors: (a) those set forth under the heading "Risk Factors" in this Information Statement which are incorporated herein by this reference, and those set forth elsewhere herein; and (b) those set forth from time to time in our press releases and reports and other filings made with the Securities and Exchange Commission. We caution that such factors are not exclusive. Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions of such forward-looking statements that may be made to reflect events or circumstances after the date hereof, or thereof, as the case may be, or to reflect the occurrence of unanticipated events.

                                    SUMMARY

   This summary highlights selected information from this information statement, but does not contain all details concerning the distribution of our common stock to NDC stockholders, including information that may be important to you. To better understand the distribution and our business and financial position, you should carefully review this entire information statement including the risks described in "Risk Factors" beginning on page 10 and the consolidated financial statements and the notes thereto beginning on page F-1.

Why We Sent This Document To You

   We are sending you this document because you were an owner of NDC common
stock on          , 2000. This entitles you to receive a pro rata distribution
of     share of common stock of Global Payments and      preferred stock
purchase right for every NDC share you owned on that date. No action is required on your part to participate in the distribution and you do not have to pay cash or other consideration to receive your Global Payments shares.

   This document describes Global Payments' business, the relationship between NDC and Global Payments, and how this transaction benefits NDC and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Global Payments shares that you will receive in the distribution. You should be aware of certain risks relating to the distribution and Global Payments' business, which are described in this document beginning on page 10.

Global Payments' Business

   We are the successor to NDC eCommerce. We are one of the largest independent electronic transaction processing service providers in the world. We provide a wide range of value-added, end-to-end electronic commerce solutions to merchants, corporations, financial institutions and government agencies. We market our products and services through a variety of distinct sales channels including a sizable, dedicated direct sales force, independent sales organizations, independent sales representatives, an internal telesales group, alliance bank relationships and financial institutions. We have a high percentage of recurring revenues and process over 1.6 billion transactions per year servicing more than 775,000 merchant locations.

   We operate three principal business categories of products and services: direct merchant services, indirect merchant services and electronic funds transfer. These categories offer customers a broad range of end-to-end electronic commerce products and services, including credit and debit card authorization and transaction data capture, settlement and funding, charge back processing, customer support services, risk management, business-to-business purchasing card services, check guarantee, check verification and recovery services, merchant accounting, terminal management services, card issuing services, cash management and funds transfer services, management information and deposit reporting, financial electronic data interchange and Internet-based tax payment processing.

Recent Developments

 Emerging Markets and Technologies

   In addition to our internal product development efforts, our strategy includes formation of business alliances with emerging payment technology companies to leverage our existing customer relationships and infrastructure and to accelerate product time-to-market. Additionally, we will continue to evaluate direct and indirect (via joint product development programs) equity investments in emerging technology companies that offer a viable alternative form of payment or that have strong growth potential.

   During fiscal year 2000, we made a direct investment in eCharge Corporation, a private company which offers Internet users secure and convenient ways to make purchases over the Internet. We also entered into alliances with emerging payment technology companies and innovative product and service providers. We believe that these alliances and direct investments are consistent with our business strategy and are supported by trends in the electronic commerce market.

 Distribution Channel Expansion

   Expansion of the reach and distribution channel effectiveness for our products and services remains a high priority. During the year, we formed new relationships with a number of independent sales organizations, membership organizations and companies with complementary services to resell our offerings.

The Distribution

 Distributing Company National Data Corporation, a Delaware corporation.

 Distributed Company  Global Payments Inc., a Georgia corporation.

 Primary Purposes of  NDC's Board of Directors believes that separating Global
  Distribution        Payments from the rest of NDC's businesses will allow us
                      to more effectively focus on our eCommerce business, and
                      will allow NDC to focus on the health care information
                      services business. The Board believes that the separation
                      will also provide NDC and us with the flexibility to
                      pursue different strategies and react quickly to changing
                      market environments. NDC's Board of Directors believes
                      that separating the two companies will enhance the
                      ability of both Global Payments and NDC to focus on
                      strategic initiatives and new business opportunities,
                      improve cost structures and operating efficiencies and
                      design employee equity-based compensation programs
                      targeted to each company's own performance. In addition,
                      NDC's Board of Directors believes that we will have
                      greater access to capital as an independent company and
                      that the investment community will be better able to
                      measure our performance relative to our peers. For a more
                      detailed discussion of the reasons for the distribution,
                      see "The Distribution--Reasons for the Distribution" on
                      page 18.

 Global Payments      NDC will distribute to NDC stockholders approximately
  Shares to be                shares of Global Payments common stock, no par
  Distributed         value, based on approximately         NDC shares
                      outstanding on           , 2000. In addition, we have
                      reserved            shares of Global Payments common
                      stock for issuance under our Long-Term Incentive Plan,
                                 shares for issuance under our 2000 Non-
                      Employee Directors Stock Option Plan and     shares under
                      our Employee Stock Purchase Plan.

 Trading Market       There is no current trading market for the Global
  and Symbol          Payments shares, although a when-issued market may
                      develop prior to completion of the distribution. The
                      Global Payments shares have been approved for listing on
                      the New York Stock Exchange, subject to official notice
                      of issuance, under the symbol "GPN."

 Record Date          If you owned NDC shares at the close of business on
                               , 2000, the record date, then you will receive
                      Global Payments shares in the distribution.

 Distribution Date    The distribution will occur at 11:59 p.m., Eastern
                      Standard Time, on           , 2000. If you are a record
                      holder of NDC stock on the record date, you will receive
                      from Global Payments' transfer agent shortly after
                                , 2000 an account statement for the Global
                      Payments shares distributed to you. If you are not a
                      record holder of NDC stock on the record date because
                      such shares are held on your behalf by your stockbroker,
                      bank or other nominee, your Global Payments shares should
                      be credited to your account with your stockbroker, bank
                      or other nominee on or about           , 2000.

 Distribution Ratio You will receive      Global Payments share for every NDC
                    share you held on the record date.

 Transfer Agent and SunTrust Bank, N.A., Stock Transfer Department, P.O. Box
  Registrar for the 4625, Atlanta, Georgia 30302, telephone number (800) 568-3476.
  Global Payments
  Shares

 Fractional Shares  No fractional shares of Global Payments common stock will be issued. The distribution agent will aggregate all fractional Global Payments shares that would otherwise have been credited to a shareholder's account into whole shares, and sell such whole shares in the open market at then prevailing prices on behalf of all shareholders entitled to receive fractional shares. Shareholders who would otherwise have received fractional shares will receive cash in the amount of their pro rata share of the total sale proceeds, net of brokerage commissions.

 Tax Consequences   The Internal Revenue Service has issued a tax ruling
                    stating in principle that, among other things, the
                    distribution will qualify as a tax-free distribution under
                    Section 355 of the Internal Revenue Code. Therefore, you
                    should not incur federal income tax upon the receipt of
                    Global Payments stock in the distribution. For more details please read "The Distribution--Certain Federal Income Tax
                    Consequences" beginning on page 20. There is some risk that the distribution will not qualify for tax-free status and
                    we encourage you to read "Risk Factors--If the distribution fails to qualify as a tax-free transaction, you and NDC
                    could be subject to substantial tax liability" beginning on page 11 to better understand this risk.

 Relationship with  After the distribution, NDC and Global Payments will
  NDC after the     operate independently as separate public companies. Prior
  Distribution      to the distribution, Global Payments and NDC will enter
                    into the following agreements:

                   .  Distribution Agreement
                   .  Tax Sharing And Indemnification Agreement
                   .  Employee Benefits Agreement
                   .  Real Estate Agreements
                   . Intercompany Systems/Network Services Agreement . Batch Processing Agreement, and
                   .  Transition Support Agreement.

                       After the distribution, NDC and Global Payments will not have any other material contracts or other arrangements between them other than arrangements made on an arm's length basis. For a full description of these agreements and arrangements, see "Relationship Between NDC and Global Payments Following the Distribution" beginning on page 22.

 Board of Directors of After the distribution, Global Payments will have an
  Global Payments      initial board of five directors, classified into three
                       classes. After their initial term, directors of each
                       class will serve three-year terms. The Board is fully
                       described under "Management" beginning on page 43.

 Management of         The persons who will serve as our executive officers
  Global Payments      after the distribution are described under "Management"
                       beginning on page 43.

 Certain Anti-   Certain provisions of Global Payments' Articles of
  Takeover       Incorporation and By-laws may have the effect of making the
  Effects        acquisition of control of Global Payments in a transaction not approved by Global Payments' Board of Directors more
                 difficult. Global Payments' Rights Agreement also would make such a transaction more difficult. Moreover, certain
                 provisions of the Tax Sharing and Indemnification Agreement could discourage potential acquisition proposals. These
                 effects are fully described under "Risk Factors--Risks
                 Relating to The Distribution--Anti-takeover provisions of our
                 Articles of Incorporation and By-laws, our Rights Agreement and provisions of Georgia law could delay or prevent a change of control that you may favor" beginning on page 12 and "Anti-
                 Takeover Effects of Our Articles of Incorporation, By-laws,
                 Rights Agreement and Georgia Law" beginning on page 59.

 Credit Facility We have a commitment for an unsecured $      million revolving
                 line of credit. It will fund a cash dividend payable to NDC to reflect our share of NDC's pre-distribution debt used to
                 establish our initial capitalization. This line of credit will also be used to meet our working capital and acquisition needs after the distribution. This line has a variable interest rate based on market rates. The credit agreement contains certain financial and non-financial covenants customary for financings
                 of this nature. The facility will have a      year term.

 Risk Factors    Our results and the accuracy of the forward-looking statements contained in this information statement could be affected by, among other things, economic conditions, competition,
                 consolidation in the banking industries, inability to expand in new or existing markets, government regulation or
                 investigation, liability for credit charges disputed by
                 holders of credit and debit cards and/or merchant bankruptcy or fraud, recent and future acquisitions may not be
                 profitable, insufficient capital to continue our growth and expansion, volatility in stock price and the other risk
                 factors discussed beginning on page 10.

Summary Historical and Proforma Consolidated Financial Data

   The summary historical and proforma consolidated financial data of Global Payments Inc. set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of Global Payments Inc., including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The historical income statement data for each of the three fiscal years ended May 31, 2000 and the historical balance sheet data as of May 31, 2000 and May 31, 1999 are derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this document that have been audited by Arthur Andersen LLP, Global Payments' independent public accountants. Operating costs and expenses reflect direct charges of the business together with certain allocations by NDC for corporate services, communication and other shared services that have been charged to our company based on usage or other methodologies appropriate for such expenses. The cost of these services charged to our company may not reflect the actual costs we would have incurred for similar services as a stand-alone company.

   The summary proforma consolidated financial data reflect adjustments to the historical consolidated balance sheet of Global Payments Inc. as if the distribution had occurred on May 31, 2000 and to the historical consolidated income statement of Global Payments Inc. as if the distribution had occurred on June 1, 1999. The historical and proforma financial information we have included in this information statement reflects the historical results of operations and cash flows of the businesses of NDC which comprise Global Payments with adjustments made for the addition of sales, general and administrative expenses that we expect to incur as an independent public company and the assumed terms of the new line of credit that has a higher interest rate than the amounts that have been historically allocated.

                              Global Payments Inc.
                      Summary Consolidated Financial Data

                                               Year Ended May 31,
                         ----------------------------------------------------------------
                           2000       2000       1999       1998       1997       1996
                         Proforma  Historical Historical Historical Historical Historical
                         --------  ---------- ---------- ---------- ---------- ----------
                                      (In thousands except per share data)
Revenue................. $340,033   $340,033   $330,051   $291,547   $257,679   $180,924
Operating expenses:
 Cost of service........  181,479    181,479    169,805    153,518    142,479     95,588
 Sales, general and
  administrative........   99,039     95,342     83,571     80,055     75,622     61,315
                         --------   --------   --------   --------   --------   --------
Operating income........   59,515     63,212     76,675     57,974     39,578     24,021
Other income (expense),
 net....................  (10,073)    (9,440)   (10,074)    (7,366)    (3,134)     2,261
                         --------   --------   --------   --------   --------   --------
Earnings before income
 taxes..................   49,442     53,772     66,601     50,608     36,444     26,282
Provision for income
 taxes..................   19,058     20,725     25,265     19,531     13,811      8,715
                         --------   --------   --------   --------   --------   --------
Net income.............. $ 30,384   $ 33,047   $ 41,336   $ 31,077   $ 22,633   $ 17,567
                         ========   ========   ========   ========   ========   ========
Basic earnings per
 share(1)............... $   0.91   $   0.99   $   1.23   $   0.97   $   0.74   $   0.59

Total assets............ $276,067   $276,067   $267,604   $259,518   $245,713   $239,928

Line of Credit from
 NDC.................... $    --    $ 96,125   $ 89,375   $109,375   $ 71,875   $ 15,000

Line of Credit.......... $ 96,125   $    --    $    --    $    --    $    --    $    --

Long-term obligations... $  7,232   $  7,232   $ 15,774   $  6,616   $  5,067   $  7,876

Total shareholders'
 equity................. $120,885   $120,885   $108,013   $ 84,896   $104,044   $168,861

--------
(1) Assumes a distribution ratio of one share of Global Payments common stock for each share of NDC common stock held. The actual ratio has not yet been determined.

                                 RISK FACTORS

   The distribution and ownership of our common stock involve risks. Our business, financial condition or results of operations could be adversely affected by any of the following risks. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are the risks that we currently believe are material risks of ownership of our common stock; however, additional risks not presently known to us, or risks that we currently believe are not material, may also impair our business operations.

Risks Relating To The Distribution

 There has not been any prior trading market for the Global Payments shares which may cause our common stock to experience volatility

   There is no current trading market for the Global Payments shares, although a "when-issued" trading market may develop prior to completion of the distribution. The Global Payments shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "GPN." For a discussion of this "when-issued" trading market, please see "The Distribution--Listing and Trading of the Global Payments Shares" beginning on page 19.

   We cannot assure you that the Global Payments shares will be actively traded or predict the prices at which the Global Payments shares will trade. Some of the NDC stockholders who receive Global Payments shares may decide that they do not want shares in Global Payments, and may sell their Global Payments shares following the distribution. This may delay the development of an orderly trading market in the Global Payments shares for a period of time following the distribution. Until the Global Payments shares are fully distributed and an orderly market develops, the prices at which the Global Payments shares trade may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for Global Payments shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Global Payments' results of operations, investors perception of Global Payments and its industry, the amount of dividends that Global Payments pays, if any, changes in economic conditions in our industry and general economic and market conditions. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the Global Payments shares.

 The distribution may cause fluctuations in the trading price of NDC common stock

   Following the distribution, NDC common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NDC." The combined trading prices of NDC common stock and the Global Payments shares after the distribution may be less than, equal to or greater than the trading prices of NDC common stock immediately prior to the distribution. As a result of the distribution, the trading price of NDC common stock immediately following the distribution will likely be lower than the trading price of NDC common stock immediately prior to the distribution. Furthermore, until the market has fully analyzed the operations of NDC without the operations of Global Payments and its subsidiaries, the prices at which NDC common stock trades may fluctuate significantly. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse effect on the trading price of NDC common stock.

 The possibility of substantial sales of shares of Global Payments may have an adverse impact on the trading price of Global Payments

   Based on the number of shares of NDC common stock outstanding on
                 2000, NDC will distribute to its stockholders a total of
approximately             Global Payments shares. Under the United States
federal securities laws, the holders of these shares are not restricted from re-selling them immediately in the public market, except for those holders who are affiliates of Global Payments. We cannot predict whether our shareholders will resell large numbers of Global Payments shares in the public market following the distribution or how quickly they may resell these Global Payments shares. If our shareholders sell large numbers of Global Payments shares over a short period of time, or if investors anticipate large sales of Global Payments shares over a short period of time, the trading price of the Global Payments shares will likely decrease.

 If the distribution fails to qualify as a tax-free transaction, you and NDC could be subject to substantial tax liability

   NDC has received a tax ruling relating to the qualification of the distribution as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code, which generally is binding on the IRS. However, the continuing validity of a tax ruling is subject to certain factual representations and assumptions. Neither we nor NDC are aware of any facts or circumstances that would cause the representations and assumptions contained in the tax ruling request made by NDC to be untrue.

   If the distribution were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, NDC would recognize taxable gain equal to the excess of the fair market value of the Global Payments common stock distributed to NDC's stockholders over NDC's tax basis in the Global Payments common stock. In addition, each NDC stockholder who receives the Global Payments common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Global Payments common stock.

   If the distribution qualified under Section 355 of the Code but was disqualified as tax-free to NDC because of certain post-distribution circumstances, such as an acquisition of Global Payments within two years after the distribution that, together with the distribution, is treated as pursuant to a single plan, NDC would recognize taxable gain but the distribution would generally remain tax-free to each NDC stockholder.

   Although any U.S. federal income taxes imposed in connection with the distribution generally would be imposed on NDC and its stockholders, we would be liable for all or a portion of such taxes in the circumstances described below. First, as part of the distribution, NDC and our company will enter into a Tax Sharing and Indemnification Agreement. This agreement will generally allocate, between NDC and us, the taxes and liabilities relating to the failure of the distribution to be tax-free. In addition, under the Tax Sharing and Indemnification Agreement, if the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other action of ours, then we will be solely liable for any resulting corporate taxes. For a more complete discussion of the allocation of taxes and liabilities between NDC and us under the Tax Sharing and Indemnification Agreement, please see "Relationship Between NDC and Global Payments Following the Distribution--Tax Sharing and Indemnification Agreement." Second, aside from the Tax Sharing and Indemnification Agreement, under U.S. federal income tax laws, we and NDC would be jointly and severally liable for NDC's federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify NDC for any tax liabilities if the distribution fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses if NDC fails to pay them.

 We may incur greater costs as a stand-alone company that may cause our profitability to decline

   Prior to the distribution, our business was operated by NDC as a part of its broader corporate organization rather than as a stand-alone company. NDC assisted us by providing financing as well as other corporate and other related allocated services. Following the distribution, NDC's obligation to provide assistance to us will be governed by several agreements described in "Relationship Between NDC and Global Payments Following the Distribution." Under these agreements, NDC will provide us telecommunications and transaction processing services, systems support, tax return preparation support, and various corporate support services during a transition period. Because our business has been operated as a part of NDC, we may not be able to successfully implement the changes necessary to operate independently. Also, we may indefinitely incur additional costs operating independently that will cause our profitability to decline.

   We are in the process of creating our own business functions to replace the business functions NDC provides us. We may incur additional costs in implementing these changes. If we do not have in place our own business functions or if we do not have agreements with other service providers once our agreements with NDC expire, we may not be able to effectively operate our business and our profitability may decline.

 Our historical financial information may not be representative of our future results as a separate company and, therefore, may not be reliable as an indicator of our historical or future results

   The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

  . our consolidated financial statements reflect allocations, primarily with respect to corporate overhead, for services provided to us by NDC, which allocations may not reflect the actual costs we would have incurred or will incur for similar services as a stand-alone company;

  . our consolidated financial statements reflect an estimated amount of debt and related interest expense based on an estimate of the appropriate allocation of financing costs, which allocations may not reflect the actual costs we would have incurred or will incur as a stand-alone company; and

  . the financial information does not reflect changes that we expect to occur in the future as a result of our separation from NDC, including changes in how we fund our operations as well as tax and employee matters.

   Therefore, no assumptions regarding our future performance should be made based on our consolidated financial statements. For additional information about our past financial performance and the basis of presentation of our consolidated financial statements, including our estimates of interest expense, please see "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this information statement.

Risks Relating to Global Payments

 Our continued expansion in new and existing markets will be an important factor to our future growth

   Our future growth and profitability depends, in part, upon our continued expansion within the electronic payments markets in which we currently operate, the further expansion of these markets, the emergence of other markets for electronic transaction processing and our ability to penetrate these markets. As part of our strategy to expand into new and existing markets, we seek acquisition opportunities and alliance relationships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We cannot predict whether we will be able to successfully identify suitable acquisition and alliance candidates in the future, or whether any acquisition will provide us with the ability to expand into new markets.

   Expansion into new markets is dependent upon the continued automation of processing systems and demand for emerging payment alternatives. Our ability to penetrate these markets depends upon our ability to apply our existing technology or to develop new applications and to meet the particular service needs of each new or expanded market. We cannot guarantee that markets for our services will continue to expand and develop, that we will be successful in our efforts to meet the demands of these markets, or that we will have adequate financial, marketing and technological resources to penetrate new markets.

 We may spend significant resources developing and promoting new products that may not be profitable

   The market for our products and services is characterized by technological change, new product introductions, evolving industry standards and changing customer needs. We cannot ensure that we will be successful in developing and marketing new products and services or that our products and services will adequately meet the quickly changing demands of our customers. In addition, in order to meet our customers' demands, we are continually involved in a number of development projects. Because we cannot predict the time and cost required in reaching certain research, development and engineering objectives, product development initiatives could cost significantly in excess of our estimates, and project development schedules could require extensions. In either of these events, our profitability and overall results of operations could be adversely affected. We believe that the future success of our business will depend in large part upon our ability to maintain and enhance our current product and service offerings and to continually develop and introduce new products and services that will keep pace with technological advances and satisfy evolving customer requirements. Further, we cannot ensure that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. An inability to develop and introduce new products and services in a timely manner, or an unsuccessful new or updated product could materially adversely affect our financial condition and results of operations.

 We must continue to update our technological capabilities and develop new products in order to compete

   Transaction processing and value-added services and software application products of the types that we offer have been characterized by rapidly changing technology and the development of new products and services. Our ability to remain competitive in our business and our future success will depend, in part, on our ability to continue to implement technological improvements and improve existing products and services offered to our customers. We are committed to keeping pace with technological change and developing new products and services for our customer base. We cannot assure you, however, that we will be able to continue to incorporate new developments in technology, to improve existing products and services or to develop successful new products and services, nor can we be certain that our newly-developed products and services will perform satisfactorily or be widely accepted in the marketplace or that the costs involved in these efforts will not be substantial.

 Future acquisitions may pose integration, execution and financial risks to our business

   We expect to seek selective acquisitions as an element of our growth strategy. It is possible that future acquisitions could have an adverse effect upon our operating results, particularly in the fiscal quarters immediately following the completion of such transactions, while the operations of the acquired entities are being integrated into our operations. Acquisitions involve risks that could cause our actual growth to differ from our expectations. For example:

  . we may not be able to identify suitable acquisition candidates or to complete acquisitions on favorable terms;

  . we may not be able to successfully integrate acquired businesses in a timely manner. We may also incur substantial costs, delays or other operational or financial problems during the integration process and our operating results could be adversely affected during the integration process; and

  .  we could incur additional indebtedness to finance acquisitions.

 We are dependent on certain key personnel for the successful operation of our business, and their loss and a search for replacements could affect our financial performance

   Our success depends to a significant extent on the continued service of certain key personnel. The loss or interruption of the services of Global Payments' senior management personnel or the inability to attract and retain other qualified management, sales, marketing, technical and staff support employees could also have an adverse effect on Global Payments. Global Payments intends to use a variety of incentive plans to attract and retain key management personnel, including a stock incentive plan, annual bonus plans, and a 401(k) plan. See "Management" beginning on page 43.

 We are dependent on NDC for the provision of critical telecommunications services, network systems and other related services for the operation of our business, and the failure of NDC to provide those services in a satisfactory manner could affect our relationships with customers and our financial performance

   Under the terms of the Intercompany Systems/Network Services Agreement between NDC and us, NDC will provide us with a continuation of the telecommunication services from the carriers who have and will continue to provide telecommunication services to NDC, including telecommunications connectivity, engineering and procurement. In addition, NDC will supply us with the necessary network systems services, including operations and administrative services and computing hardware and software facilities, technical support for transaction processing, cash management and file transfer and communications hardware and software system services. See "The Distribution--Intercompany Systems/Network Services Agreement." These services, especially telecommunications services, are an essential communications link between us and our customers and an essential component of the services that we provide. If NDC should not continue to perform these services efficiently and effectively, our relationships with our customers may be adversely affected and customers may terminate their use of our services. Over time, we intend to develop our own capacity to receive telecommunications services directly from telecommunication carriers and hardware and software facilities for the transaction processing, cash management, file transfer and related communications functions that we will initially receive from NDC under the Intercompany Systems/Network Services Agreement. If we are not able to successfully develop such capacity prior to the expiration of our agreement with NDC or if NDC does not provide such services in an efficient and effective manner during the term of that agreement, we are not certain whether we could locate alternative sources of such services, particularly telecommunications services, or that, if available, such services would be available on favorable terms.

 Competition could damage our sales and profitability

   If we are unable to compete successfully with providers of systems and services similar to ours, we may lose significant revenue as we compete with independent providers of similar systems and services. The markets in which we offer our services are highly competitive with respect to functionality of products and services, quality, price and innovation. Competition in the electronic commerce markets affects our ability to attract new customers and keep existing ones, hire qualified employees, and charge prices for our products and services that will maximize our profitability. Some of our competitors may have greater access to capital, marketing and technological resources, and we cannot guarantee that we will be able to compete successfully with them.

 Continued consolidation in the banking industry may impact revenue levels

   We market our credit and debit card transaction services through several marketing channels, including banks. There has been and continues to be significant consolidation in the banking industry. As a result of consolidation, a bank that markets or utilizes our services may be acquired by a bank or other company that competes with us or utilizes an alternative provider thereby eliminating the need for our services. Additionally, the increased purchasing power of larger consolidated organizations could lead to reductions in the amounts these organizations are willing to pay for our services. We cannot predict the overall impact of consolidation in the banking industry, and it could have a material adverse effect on our business, financial condition and results of operations.

 We are dependent upon VISA and MasterCard certification and financial institution sponsorship in order to conduct our business

   In order to provide our transaction processing services, we must be designated a certified processor by, and be a member service provider of, MasterCard and an independent sales organization of VISA. This designation is dependent upon our being sponsored by member clearing banks of both organizations and our continuing adherence to the standards of the VISA and MasterCard associations. The member financial institutions of VISA and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, a member service provider or as an independent sales organization could be suspended or terminated. The termination of our member service provider status or our status as a certified processor, or any changes in the VISA and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing and marketing services for the VISA or MasterCard organizations would have an adverse effect on our ability to provide our services and on our financial performance. We cannot assure you that VISA and MasterCard will maintain our registrations or that the current VISA and MasterCard rules allowing us to market and provide transaction processing services will remain in effect.

 Increases in credit card association fees may adversely affect our profitability

   From time to time, VISA and MasterCard increase the fees (interchange fees) that they charge processors such as us. In the past, we have been able to pass along these increased fees in our pricing to merchants. However, it is possible that competitive practices will prevent our passing along all such increased fees to our merchant customers in the future, which would result in our absorbing a portion of such increases thereby increasing our operating costs and reducing our profit margin, or that such increased fees may cause us to lose some merchant customers.

 We may incur liabilities and costs exceeding our reserves for charges disputed by holders of credit and debit cards or due to merchant fraud

   In certain circumstances, we may be responsible for paying charges disputed by holders of credit or debit cards where we have provided the service that processed the credit or debit transaction. Generally, our direct merchant customers have liability for these charges; however, in the case of our inability to collect from the merchant, whether due to merchant fraud, insolvency or bankruptcy of the merchant, or otherwise, or if these charges result from our error, we may be liable for the disputed charges. Based on our historical loss experience, we have established reserves, which we believe to be adequate, for estimated losses on these types of transactions, but we cannot guarantee the adequacy of these reserves. Any losses in excess of reserves could have a material adverse effect on our financial condition and results of operations.

 We may incur additional costs or liabilities and lose revenue as the result of government regulation

   In order to remain competitive and satisfy the requirements and needs of our customers, we must remain informed of and adapt to new regulations governing the transmission, use and processing of personal information in electronic commerce and over the Internet. While our business does not encompass the solicitation or collection of personal information from the general public, our services involve the handling, transmission, verification and processing of personal information of the customers of our clients. As electronic commerce and the Internet continue to evolve, we expect that federal, state and foreign governments will adopt laws and regulations covering user privacy. The federal government has already enacted broad legislation relating to user privacy in the Gramm-Leach-Bliley Act of 2000, and regulations interpreting that Act are in the process of being adopted. Although many of these regulations may not apply directly to our business, we expect that laws regulating the solicitation, collection or processing of personal or consumer information could indirectly affect our business. In order for us to remain competitive and profitable, we must stay abreast of the developments in this area to ensure that we are in compliance with any such regulations, and to assure our clients that the use of our services will not jeopardize their compliance with the same regulations. These efforts may require the expenditure of significant sums in research and development and investments in new technology and processes, and will require significant attention from senior management.

 We may become subject to additional state taxes that cannot be passed through to our merchant customers, in which case our profitability could be adversely affected

   Transaction processing companies like us may be subject to taxation by various states on certain portions of our fees charged to customers for our services. Application of this tax is an emerging issue in our industry and the states have not yet adopted uniform regulations on this topic. If we are required to pay such taxes and are not able to pass the tax expense through to our merchant customers, our financial condition and results of operations could be adversely affected.

 Anti-takeover provisions of our Articles of Incorporation and By-laws, our Rights Agreement and provisions of Georgia law could delay or prevent a change of control that you may favor

   Provisions of our Articles of Incorporation and By-laws, our Rights Agreement and provisions of applicable Georgia law, which will be in effect after the distribution, may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our Articles of Incorporation and By-laws, among other things, will

  . divide our Board of Directors into three classes, with members of each class to be elected in staggered three-year terms;

  .  limit the right of shareholders to remove directors;

  . regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

  . authorize our Board of Directors to issue preferred shares in one or more series, without shareholder approval.

   Please see "Relationship Between NDC and Global Payments Following the Distribution--Distribution Agreement," "Description of Global Payments Capital Stock" and "Anti-takeover Effects of Our Articles of Incorporation, By-laws, Rights Agreement and Georgia Law" for a more detailed description of these agreements and provisions.

   Also, under Section 355(e) of the Internal Revenue Code the distribution would be treated as a taxable transaction if one or more persons acquire directly or indirectly 50% or more of our or NDC's stock (measured by vote or value) as part of a plan or series of related transactions that is linked to the distribution under the rules of Section 355(e) of the Code. For this purpose, any acquisitions of our stock or NDC stock within two years before or after the distribution are presumed to be part of such a plan, although NDC or we may be able to rebut that presumption. If such an acquisition of our stock triggers the application of Section 355(e) of the Code, under the Tax Sharing and Indemnification Agreement, we would be required to indemnify NDC for the resulting tax. This indemnity obligation might discourage, delay or prevent a change of control that shareholders may consider favorable. Please see "The Distribution--Certain Federal Income Tax Consequences" and "Relationship Between NDC and Global Payments Following the Distribution--Tax Sharing and Indemnification Agreement" for a more detailed discussion of Section 355(e) of the Code and the Tax Sharing and Indemnification Agreement.

 We may not be able or we may decide not to pay dividends at a level anticipated by shareholders on our common stock, which could reduce your return on shares you hold

   The payment of dividends is at the discretion of our Board of Directors and will be subject to our financial results, our working capital requirements, the availability of surplus funds to pay dividends and restrictions under our credit facility. No assurance can be given that we will be able to or will choose to pay any dividends in the foreseeable future. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facility."

 We may experience volatility in our stock price

   The market price of our common stock may experience significant volatility from time to time. Such volatility may be affected by factors such as our quarterly operating results or changes in the economy, financial markets or the transaction processing industry, specifically, or the electronic commerce industry in general. In recent years, the stock market has experienced extreme price and volume fluctuations which has sometimes affected the market price of the securities issued by a particular company which may be unrelated to the operational performance of the company. This type of market effect could strike our common stock price as well. In addition, we may be subject to securities class action litigation if the market price of our stock experiences significant volatility. Our management's attention and resources may be diverted from normal operations if we would become subject to any securities class action, which may have a material adverse effect on our business.

                                THE DISTRIBUTION

   On              , 2000, NDC's Board of Directors declared a pro rata
distribution payable to the holders of record of NDC common stock at the close
of business on the record date of               , 2000, of     share of common
stock of Global Payments for every share of NDC common stock outstanding on the record date. The distribution will be effected at 11:59 p.m., Eastern Standard
Time, on              , 2000. NDC intends to distribute the Global Payments
shares by book entry. Instead of stock certificates, each NDC stockholder who is a record holder of NDC shares will receive a statement of such stockholder's book entry account for the Global Payments shares distributed to such stockholder. Account statements reflecting ownership of the Global Payments shares will be mailed shortly after the effective date of the distribution. Global Payments shares should be credited to accounts with stockbrokers, banks or nominees of NDC stockholders that are not record holders on or about
           , 2000.

Reasons for the Distribution

   The Boards of Directors and management of NDC and Global Payments believe that the distribution is in the best interests of NDC and Global Payments and NDC's stockholders. The distribution will likely enhance the ability of Global Payments and NDC to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to their own performance. In addition, the Boards of Directors expect that the transition to an independent company will increase our management's focus, provide us with greater access to capital, and allow the investment community to measure our performance relative to our peers.

   The distribution will also give us direct access to capital markets. As part of NDC, our business competed with NDC's other core business groups for capital to finance expansion and growth opportunities. As a separate entity, we should be in a better position to fund the implementation of our business strategy since we will no longer be competing for capital with other NDC divisions. The distribution will also enable us to provide our management and employees incentive compensation in the form of equity ownership exclusively in Global Payments, enhancing our ability to attract, retain and motivate key employees.

Manner of Effecting the Distribution

   The general terms and conditions relating to the distribution are set forth in a Distribution Agreement between NDC and Global Payments. For a detailed discussion of the terms of the agreement see "Relationship Between NDC and Global Payments Following the Distribution--Distribution Agreement" beginning on page 22.

   The distribution will be made on the basis of      Global Payments share for
every share of NDC common stock outstanding on the record date. The actual total number of Global Payments shares to be distributed will depend on the number of NDC shares outstanding on the record date. Based upon the number of
NDC shares outstanding on            , 2000, approximately             Global
Payments shares will be distributed to NDC stockholders. Options to purchase NDC shares held by NDC employees who will become Global Payments employees will, under certain conditions, be replaced by options to purchase Global Payments shares. See "Relationship Between NDC and Global Payments Following the Distribution-- Employee Benefits Agreement" beginning on page 24. The Global Payments shares will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See "Description of Global Payments' Capital Stock" beginning on page 58.

   NDC intends to use a book entry system to distribute the Global Payments shares in the distribution unless the stockholder requests a stock certificate. Following the distribution, each record holder of NDC stock on the record date will receive from SunTrust Bank a statement of the Global Payments shares credited to the stockholder's account. After the distribution, Global Payments shareholders may request stock certificates from Global Payments' transfer agent instead of participating in the book entry system.

   Fractional shares of Global Payments will not be issued. If a stockholder's account is credited with a fractional NDC share as of the record date, the distribution agent will aggregate all fractional Global Payments shares that would otherwise have been credited to a stockholder's account into whole shares, and sell such whole shares in the open market at then prevailing prices on behalf of all stockholders entitled to receive fractional shares, who will receive cash in the amount of their pro rata share of the total sale proceeds, net of brokerage commissions. Such sales are expected to be made as soon as practicable after the mailing of the account statements to NDC stockholders.

   No NDC stockholder will be required to pay any cash or other consideration for the Global Payments shares received in the distribution, or to surrender or exchange NDC shares in order to receive Global Payments shares.

   The distribution will not affect the number of, or the rights attaching to, outstanding NDC shares. No vote of NDC stockholders is required or sought in connection with the distribution, and NDC stockholders will have no appraisal rights in connection with the distribution.

   In order to receive Global Payments shares in the distribution, NDC stockholders must be stockholders at the close of business on the record date.

Results of the Distribution

   After the distribution, Global Payments will be a separate public company. Immediately after the distribution, Global Payments expects to have
approximately              holders of record of Global Payments shares and
approximately                  Global Payments shares outstanding, based on the
number of stockholders of record and outstanding NDC shares on
                 , 2000. The actual number of Global Payments shares to be distributed will be determined as of the record date.

   The distribution will not affect the number of outstanding NDC shares or any rights of NDC stockholders.

Listing and Trading of the Global Payments shares

   The Global Payments shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "GPN." Prior to the distribution, we do not expect any public trading market for
shares to exist, except that beginning on               , 2000, the Global
Payments shares are expected to trade on a "when-issued" basis on the New York
Stock Exchange for settlement when the distribution occurs on                .
The term "when-issued" means trading in shares prior to the time the Global Payments shares are actually available or issued. If the distribution conditions are not satisfied and the Global Payments shares are not distributed, all "when-issued" trading will become null and void. If the distribution closes as planned, it is expected that "regular way" trading will
commence on              , 2000 at 9:30 a.m. New York time. If you wish to sell
any Global Payments shares or NDC shares, you should make sure that your stockbroker, bank or other nominee understands whether you want to sell NDC
shares, Global Payments shares, or both. Beginning on or about          , 2000
and continuing through             , 2000, New York Stock Exchange practices
should generally allow sales of NDC shares either together with the right to receive the Global Payments shares in the distribution or without the right to receive the Global Payments shares. A stockholder that sells NDC shares with the right to receive the Global Payments shares will be required to deliver to the buyer the Global Payments shares received in respect of such NDC shares in the distribution. Stockholders should also be able to sell their rights to receive Global Payments shares without selling NDC shares.

   Sales of NDC shares with the right to receive the Global Payments shares should generally settle in the three business day settlement period. Sales of NDC shares without the right to receive the Global Payments shares and sales of the Global Payments shares without NDC shares are expected to settle four business days following the date account statements for the Global Payments
shares are mailed. Beginning about            , 2000, stockholders should only
be able to sell NDC shares and Global Payments shares separately. You should check with your broker or bank.

   We cannot give you any assurances as to whether the Global Payments shares will be actively traded or as to the prices at which our shares will trade. Some of the NDC stockholders who receive Global Payments shares may decide that they do not want shares in a company that provides our products and services, and may sell their Global Payments shares following the distribution. This may delay the development of an orderly trading market in the Global Payments shares for a period of time following the distribution. Until the Global Payments shares are fully distributed and an orderly market develops, the prices at which the Global Payments shares trade may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for Global Payments shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Global Payments shares, Global Payments' results of operations, investors' perception of Global Payments, its products and services, the amount of dividends that Global Payments pays, changes in economic conditions in our industry and general economic and market conditions.

   Following the distribution, NDC common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NDC." As a result of the distribution, the trading price of NDC common stock immediately following the distribution will likely be lower than the trading price of NDC common stock immediately prior to the distribution. Until the market has fully analyzed the operations of NDC without the operations of Global Payments, the prices at which NDC common stock trades may fluctuate significantly.

   Global Payments shares distributed to NDC stockholders will be freely transferable, except for Global Payments shares received by persons who may be deemed to be "affiliates" of Global Payments under the federal Securities Act of 1933. Persons who may be deemed to be affiliates of Global Payments after the distribution generally include individuals or entities that control, are controlled by, or are under common control with Global Payments and may include certain directors, officers and significant shareholders of Global Payments. Persons who are affiliates of Global Payments will be permitted to sell their Global Payments shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the brokerage sales provisions of Rule 144 thereunder. We estimate that persons who may be deemed to be affiliates of Global Payments immediately after the distribution will beneficially own approximately
               Global Payments shares, or less than     % of the outstanding
Global Payments shares.

Certain Federal Income Tax Consequences

   The following is a summary of the material U.S. federal income tax consequences of the distribution. It is not intended to address the tax consequences for every NDC stockholder. In particular, this summary does not cover state, local or non-U.S. income and other tax consequences. Accordingly, stockholders are strongly encouraged to consult their individual tax advisors for information on the tax consequences applicable to their individual situations. In addition, stockholders residing outside of the United States are encouraged to seek tax advice regarding the tax implications of the spin-off.

   NDC has received a tax ruling from the IRS stating in principle that, among other things, the distribution will qualify as a tax-free distribution under
Section 355 of the Internal Revenue Code. In accordance with this tax ruling:

  . No gain or loss will be recognized by NDC upon the Distribution of Global Payments common stock to NDC's stockholders.

  . No gain or loss will be recognized by NDC's stockholders as a result of their receipt of Global Payments common stock in the distribution except to the extent that a stockholder receives cash in lieu of any fractional shares.

  . A NDC stockholder who receives cash as a result of the sale of a fractional share of Global Payments common stock by the distribution agent on behalf of such stockholder will be treated as having received the fractional share in the distribution and then having sold the fractional share. Accordingly, the stockholder will recognize gain or loss equal to the difference between the cash received and the amount of tax basis allocable (as described below) to the fractional share. Such gain or loss will be capital gain or loss if the fractional share would have been held by the stockholder as a capital asset.

  . A stockholder's tax basis in NDC common stock will be apportioned between NDC common stock and Global Payments common stock received in the distribution on the basis of the relative fair market values of the shares at the time of the distribution.

  . The holding period for capital gains purposes of Global Payments common stock received in the distribution will include the holding period of NDC common stock on which the distribution was made, provided that the stockholder holds the NDC common stock as a capital asset on the date of the distribution.

   A tax ruling relating to the qualification of a spin-off as a tax-free distribution within the meaning of Section 355 of the Code generally is binding on the IRS. However, the continuing validity of a tax ruling is subject to certain factual representations and assumptions. Neither we nor NDC are aware of any facts or circumstances that would cause the representations and assumptions contained in the tax ruling request made by NDC to be untrue.

   If the distribution were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, NDC would recognize taxable gain equal to the excess of the fair market value of the Global Payments common stock distributed to NDC's stockholders over NDC's tax basis in the Global Payments common stock. In addition, each NDC stockholder who receives Global Payments common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of Global Payments common stock. If the distribution qualified under Section 355 of the Code but was disqualified under Section 355(e) of the Code, NDC would recognize taxable gain but the distribution would remain generally tax-free to each NDC stockholder. For example, if there is an acquisition of Global Payments within two years after the distribution that, together with the distribution, is treated as pursuant to a single plan, NDC would recognize taxable gain but the distribution would generally remain tax-free to each NDC stockholder. Under Section 355(e) of the Code, the distribution will be disqualified if one or more persons acquire directly or indirectly 50% or more of our or NDC's stock (measured by vote or value) as part of a plan or series of related transactions that is linked to the distribution under the rules of
Section 355(e) of the Code. We are not aware of any such transactions that would violate Section 355(e) of the Code and, therefore, trigger a gain. In addition, we and NDC have made representations in the Tax Sharing and Indemnification Agreement that no transactions will occur in violation of
Section 355(e) of the Code. No assurance can be given, however, that such transactions will not occur within the two year period following the distribution. In the event that such transactions do occur, the party violating the representations contained in the Tax Sharing and Indemnification Agreement will indemnify the other for any resulting tax liability. Section 355(e) of the Code creates a rebuttable presumption that any acquisition that occurred two years before or after a Section 355(a) distribution is part of such a plan unless it is established that the distribution and acquisition are not pursuant to a plan or series of related transactions.

   Promptly following the distribution, NDC will send a letter to the holders of NDC common stock who receive Global Payments common stock in the distribution that will explain the allocation of tax basis between NDC common stock and Global Payments common stock.

   The foregoing is only a summary of the material U.S. federal income tax consequences of the distribution under current law and is intended for general information only. Each NDC stockholder should consult his or her tax advisor as to the particular consequences of the distribution to such stockholder, including the application of state, local and non-U.S. tax laws, and as to possible changes in tax law that may affect the tax consequences described above.

                     REASONS FOR FURNISHING THIS DOCUMENT

   This information statement is being furnished solely to provide information to NDC stockholders who will receive Global Payments shares in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of NDC or Global Payments. Neither NDC nor Global Payments will update the information contained in this document except in the normal course of their respective public disclosure practices. However, we will amend this document if there is any material change in the terms of the distribution.

                  RELATIONSHIP BETWEEN NDC AND GLOBAL PAYMENTS
                           FOLLOWING THE DISTRIBUTION

   For purposes of governing certain of the ongoing relationships between NDC and Global Payments after the distribution and to provide for an orderly transition to the status of two independent companies, we will enter into the agreements described in this section with NDC. These agreements were negotiated, before the distribution, and thus were negotiated between affiliated parties. We anticipate that the terms of these agreements will equitably reflect the benefits and costs of our ongoing relationship with NDC.

   The forms of agreements summarized in this section are included as exhibits to the Registration Statement on Form 10 that we have filed with the Securities and Exchange Commission, and the following summaries are qualified in their entirety by reference to the agreements as so filed. See "Where You Can Obtain Additional Information" beginning on page 64.

Distribution Agreement

   We will enter into a Distribution Agreement with NDC which details among other things the principal corporate transactions required to effect the distribution and certain other agreements relating to the continuing relationship between us and NDC after the distribution.

   The Distribution Agreement provides that on or prior to the effective date of the distribution, NDC will have contributed to Global Payments all of the issued and outstanding capital stock of National Data Payment Systems, Inc., Global Payment Holding Company, NDC Holdings (UK) Ltd., and Merchant Services USA, Inc., as well as a 0.85% general partnership interest in GPS Holding Limited Partnership, which together with their respective subsidiaries we refer to as the Global Payments Subsidiaries, and all assets, including intellectual property used in the conduct of NDC's electronic transaction processing and information systems and services business; and we will have issued to NDC that number of Global Payments shares equal to the amount of shares to be distributed in the distribution.

   The Distribution Agreement also provides generally that all assets and liabilities of Global Payments and the business of providing electronic transaction processing and information systems and services conducted by NDC prior to the distribution will be vested solely in Global Payments after the distribution. NDC will have no interest in the assets and business of Global Payments and will have no obligation with respect to the liabilities of the business after the distribution. Similarly, Global Payments and its subsidiaries will have no interest in the assets of NDC's other businesses and will have no obligation with respect to the liabilities of NDC's businesses after the distribution.

   Under the Distribution Agreement and effective as of the date of the distribution, we will assume, and will agree to indemnify NDC against, all liabilities, litigation and claims, including related insurance costs, arising out of our business, and NDC will retain, and will agree to indemnify us against, all liabilities, litigation and claims, including related insurance costs, arising out of NDC's businesses, excluding the NDC eCommerce business segment. The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy.

   The Distribution Agreement provides that the distribution will not occur until all of the following conditions are satisfied or waived by the NDC Board of Directors:

  .  A favorable tax ruling shall have been received from the IRS;

  .  All necessary regulatory approvals shall have been received;

  . The registration statement on Form 10, of which this information statement is a part, shall have become effective under the federal Securities Exchange Act;

  . The Global Payments Board of Directors named in this information statement shall have been elected and the Global Payments Articles of Incorporation and By-laws shall have been adopted and be in effect;

  . The Global Payments common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

  . We shall have entered into an agreement establishing our new credit facility;

  .  We shall have performed our obligations under the Distribution
     Agreement; and

  . No order shall have been issued, or be in effect, by any court preventing consummation of the distribution.

   Neither we nor NDC are aware of any material consent that is required in order to complete the distribution, except those otherwise listed above as separate conditions. The tax ruling, the financing commitment, the effectiveness of the Form 10 and the approval for listing on the New York Stock Exchange of the Global Payments common stock have been received.

   Following the satisfaction or waiver of the conditions enumerated above, the Distribution Agreement provides that on or prior to the effectiveness of the distribution, NDC will deliver to the distribution agent a certificate or certificates representing all of the outstanding shares of Global Payments common stock. NDC will instruct the distribution agent to distribute those
shares on           , 2000 or as soon thereafter as practicable in a proportion
equal to     share of Global Payments common stock for every     share of NDC
common stock outstanding as of          , 2000.

Tax Sharing and Indemnification Agreement

   We will enter a Tax Sharing and Indemnification Agreement with NDC that will govern the allocation between the companies of federal, state, local, and foreign tax liabilities and related tax matters, such as the preparation and filing of tax returns and tax contests, for the taxable periods before and after the distribution.

   The Tax Sharing and Indemnification Agreement has the following provisions that concern events which might occur after the distribution that could have an adverse affect on the tax treatment of the distribution:

  . Each company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any action that may be inconsistent with the tax treatment of the contributions to capital and the distribution as contemplated in the IRS Private Letter Ruling Request.

  . Each company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any breach of a factual statement or representation made by such indemnifying company to the Internal Revenue Service in connection with the IRS Private Letter Ruling Request.

  . Unless a company obtains (i) the receipt of a private letter ruling from the IRS or an opinion from tax counsel that such transaction will not affect the tax treatment of the contributions to capital and the distribution or (ii) the consent of the other party to the Tax Sharing and Indemnification Agreement, such company may not engage in any of the following transactions during the two year period following the date of distribution: (A) the liquidation or merger with another corporation,
     (B) the issuance of more than 35% of the company's capital stock, (C) the redemption, purchase, or reacquisition of the company's own capital stock, (D) the disposition or sale, other than in the ordinary course of business, of more than 40% of the assets constituting the company's current trades or business being relied upon in the IRS Private Letter Ruling Request, (E) the discontinuance of the active conduct of the company's current trades or businesses being relied upon in the IRS Private

     Letter Ruling Request; or (F) any other transaction resulting in the direct or indirect acquisition of the indemnifying company's stock representing 50% or greater interest in such company within the meaning of Section 355(e) of the Internal Revenue Code. If a company enters into any of these transactions, such company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any such transaction.

   The Tax Sharing and Indemnification Agreement also contains the following technical provisions:

  . We generally will be responsible for the respective federal income tax liabilities attributable to any of the Global Payments' Subsidiaries relating to all taxable periods. Accordingly, we will indemnify NDC and its subsidiaries against any such tax liabilities attributable to any of our subsidiaries.

  . Similarly, NDC generally will be responsible for the respective federal income tax liabilities attributable to NDC or its subsidiaries relating to all taxable periods. Accordingly, NDC will indemnify us and our subsidiaries against any such tax liabilities attributable to any of NDC's remaining subsidiaries.

  . We will be responsible for, and will pay directly to the applicable taxing authority, any state or foreign tax liability that is computed by reference to the assets or activities of any member of our affiliated group. To the extent any state or foreign taxes are calculated by reference to the assets or activities of the members of our and NDC's affiliated groups, we will be responsible for, and will pay NDC, an amount equal to our taxes computed as if we had never been included in NDC's affiliated group and as if we had filed our own return.

  . Any tax refund or tax benefit received by either company that is on account of or otherwise attributable to the other company will be paid by the receiving company to the other company.

  . Following the distribution, the company to which a tax return relates generally will be responsible for preparing and filing such return, with the other company providing the requisite information, assistance, and cooperation.

  . Each company generally will be responsible for handling, settling, and contesting any tax liability for which it is liable under the terms of the Tax Sharing and Indemnification Agreement.

Employee Benefits Agreement

   We will enter into an Employee Benefits Agreement with NDC concerning our employee benefits obligations, including both compensation and benefits, with respect to our employees in connection with the distribution. Under the agreement, we will assume certain liabilities for pension, welfare and other employee benefits with respect to our employees and agree to establish certain benefit plans for these individuals.

   The Employee Benefits Agreement does not preclude us from discontinuing or changing such plans, or establishing any new plans, at any time after the distribution. In addition, the Employee Benefits Agreement represents an agreement between NDC and us and does not create or establish any contract with, or other right or interest of, any of our employees or those of NDC or any other party with respect to employee benefits.

 Retirement Plans

   Effective before or immediately after the distribution, we will establish our own qualified defined benefit pension plan, qualified defined contribution plan under Section 401(k) of the Code, and nonqualified supplemental executive retirement plan, which generally will be the same as NDC's respective plans as in effect at that time. NDC will transfer to the Global Payments defined benefit pension plan a proportionate share of assets allocable to the accrued benefits for our employees under the NDC defined benefit pension plan. NDC also will transfer to the Global Payments 401(k) plan assets equal to the account balances under the NDC 401(k) plan of our employees. We will recognize the service and compensation of our employees that was recognized previously by the NDC retirement plans.

   Effective as of the date of the distribution, our pilot supplemental executive retirement plan will assume and we will be solely responsible for the liabilities under the NDC supplemental executive retirement plan with respect to the applicable employees. NDC will have no liability after the effective date of the distribution for the accrued benefits of any Global Payments employee under the NDC supplemental executive retirement plan.

 Health and Welfare Plans

   As of the distribution, we will assume all liabilities and responsibilities for providing health and welfare benefits to our employees. Prior to the distribution, we understand that NDC will use its best efforts to have each insurance carrier that insures a NDC health or welfare plan issue a policy to us that is identical to the respective NDC policy.

 Stock and Incentive Compensation Plans

   In addition to the plans discussed above, we will establish certain nonqualified stock and incentive compensation plans and arrangements similar to those currently offered by NDC. These plans and arrangements include a long-term incentive plan providing for stock options and awards of restricted stock for employees and a stock option plan for non-employee directors. The treatment of awards or grants to our employees under NDC's stock-based plans is described below. We further intend to establish an employee stock purchase plan under
Section 423 of the Code for our employees that will allow them to invest in our future growth by purchasing Global Payments stock at a discount to market prices.

 Stock Options

   Pursuant to the Employee Benefits Agreement, each stock option for NDC common stock granted under any of NDC's stock option plans and outstanding as of the date of the distribution will be adjusted to reflect the distribution as described below.

   Each NDC option will be adjusted to reflect the effect of the distribution by multiplying the number of shares by a fraction, the numerator of which is the fair market value of one share of NDC common stock immediately before giving effect to the distribution, determined by reference to the closing price of the NDC common stock trading "regular way" as reported on the New York Stock Exchange on the day prior to the "ex-dividend" date (the "NDC Pre-distribution Stock Value"), and the denominator of which is the fair market value of one share of NDC common stock immediately after giving effect to the distribution, determined by reference to the opening price of the NDC common stock trading "regular way" as reported on the New York Stock Exchange on the "ex-dividend" date (the "NDC Post-Distribution Stock Value"), and rounding down to the nearest whole share. Similarly, the exercise price of the NDC option will be divided by the same fraction and rounded up to the nearest cent. Each adjusted NDC option will otherwise have the same terms and conditions as were applicable to the NDC option as of the close of the distribution.

   For purposes of the option plans, each of our employees will be treated as if their employment had been terminated by NDC as of the date of the distribution. Therefore, any unvested NDC option held by a Global Payments employee will expire by its terms on the distribution date and, in most cases, any vested NDC option held by a Global Payments employee will expire 90 days or less after the distribution. However, to the extent that any Global Payments employee forfeits an NDC option as a result of the distribution, either because the NDC option was unvested or because it was voluntarily surrendered to NDC as of the distribution date, Global Payments will replace such forfeited NDC option with an option to acquire Global Payments common stock. Each replacement Global Payments stock option will have an aggregate intrinsic value equal to or less than the aggregate intrinsic value of the forfeited NDC option. Each replacement Global Payments option will have the same vesting and terms as the forfeited NDC option it replaces, except that:

  . the Global Payments option will be exercisable for the largest number of whole shares of Global Payments common stock determined by multiplying the number of shares of NDC common stock underlying the forfeited NDC option by a fraction, the numerator of which is the NDC Pre-

     Distribution Stock Value, and the denominator of which is the fair market value of one share of Global Payments common stock immediately after giving effect to the distribution, determined by reference to the opening price of the Global Payments common stock trading "regular way" as reported on the New York Stock Exchange on the "ex-dividend" date (the "Global Payments Stock Value"); and

  . the exercise price for the Global Payments option will equal the quotient obtained by dividing the exercise price of the forfeited NDC option by the same fraction, and rounding up to the nearest cent.

   Because Mr. Yellowlees will have continuing responsibilities with Global Payments after the distribution as the Chairman of our Board of Directors, his NDC options (other than those that will expire shortly after the distribution, which will be adjusted as provided above) will be split into options to acquire Global Payments common stock and NDC common stock. His NDC options will be adjusted by dividing the exercise price by a fraction, the numerator of which is the NDC Pre-Distribution Stock Value, and the denominator of which is the NDC Post-Distribution Stock Value, and rounding up to the nearest cent. All other terms of his NDC options, including the number of NDC shares underlying the option, and time for vesting and exercise, will remain unchanged.

   In addition, for each NDC option held by Mr. Yellowlees at the close of the distribution (other than his NDC options that will expire shortly after the distribution), Global Payments will grant to him an option to acquire the largest number of whole shares of Global Payments common stock determined by multiplying the number of option shares underlying his NDC option by the number of shares of Global Payments common stock to be distributed for each one share of NDC common stock in the distribution. The exercise price of such Global Payments option will be determined by dividing the pre-adjustment exercise price of his NDC option by a fraction, the numerator of which is the NDC Pre-Distribution Stock Value, and the denominator of which is the Global Payments Stock Value, and rounding up to the nearest cent. All other terms of his Global Payments options, including the time for vesting and exercise, will be the same as in his adjusted NDC options. The aggregate intrinsic value of Mr. Yellowlees' Global Payments options and NDC options immediately after giving effect to the distribution will not be greater than the aggregate intrinsic value of his NDC options immediately before giving effect to the distribution.

 Restricted Stock Awards

   Restricted stock awards held by NDC employees at the date of the distribution will not be affected by the distribution, except that the holders thereof will receive a distribution of Global Payments common stock as part of the distribution. Such shares of Global Payments common stock will bear the same restrictions and risks of forfeiture as apply to the shares of restricted NDC common stock as to which they were distributed.

   For purposes of the restricted stock awards, each Global Payments employee will be treated as if their employment had been terminated by NDC as of the date of the distribution. To the extent that any Global Payments employee forfeits an NDC restricted stock award as a result of the distribution, either because the award is automatically forfeited upon the holder's termination of employment from NDC or because the award was voluntarily surrendered to NDC as of the date of the distribution, we will replace such forfeited NDC restricted stock award with a replacement Global Payments restricted stock award. Such replacement award will consist of the largest whole number of shares of Global Payments common stock determined by dividing the fair market value of the forfeited NDC restricted stock award immediately before giving effect to the distribution by the Global Payments Stock Value. Such replacement Global Payments restricted stock awards will have the same restrictions, terms and conditions (including the remaining vesting periods) as were applicable to the corresponding forfeited NDC restricted stock awards, except that references to employment will refer to employment by us or our affiliates rather than by NDC or its affiliates. NDC will use reasonable efforts to cancel any certificates in such Global Payments employees' names with respect to restricted shares of NDC common stock.

 Employee Stock Purchase Plan

   NDC intends to terminate its current employee stock purchase plans at the earlier of the date of the distribution or the end of the current offering period. Until then, our employees will continue to be eligible for participation in the NDC employee stock purchase plans. Effective as of the date of the distribution (or such other date as we and NDC may mutually agree), we and NDC will each establish substantially similar employee stock purchase plans for the benefit of our respective employees after the distribution.

Real Estate Agreements

 Headquarters Lease Agreement

   We will enter into a lease agreement with NDC for approximately 85,000 rentable square feet of space owned by NDC in Building I of National Data Plaza. The term of the lease will be for three years, at fair market rental rates. We will also have the non-exclusive right to use the cafeteria, as well as the conference rooms on the first floor of Building II. The lease will be a full service lease, with NDC responsible for performance of all maintenance and repair as well as payment of all utility costs and real property taxes associated with Building I. NDC will provide us with an allowance to be applied toward the cost of re-modeling work as well as additional work required by us and approved by NDC.

 Additional Office Space (Subleases and Assignments)

   We will enter into a sub-lease agreement with NDC whereby we will sub-lease a portion of NDC's existing office space located in San Diego, California. We will also enter into two sub-leases whereby NDC will sub-lease portions of our existing office spaces in Toronto, Ontario and St. Louis, Missouri. All three of these sub-lease agreements will be "pass through" subleases with the applicable sublessee assuming the obligations of the existing lease (as in effect on the date of the distribution) with respect to the subleased space. In addition, we will be taking an assignment of several other NDC office space leases around the country.

Intercompany Systems / Network Services Agreement

   The Services. We will enter into an exclusive Intercompany Services Agreement with NDC for telecommunications services, and transaction processing services and support.

   As part of the telecommunications services under the agreement, we will continue to receive telecommunications service from the carriers that will continue to provide telecommunication services to NDC. In addition, NDC will supply us with the necessary telecommunications connectivity, engineering, procurement, operations and administrative services.

   The transaction processing services include facilities, operations, and technical support for transaction processing and file transfer services.

   NDC intends to segregate and split our local area network and wide area network support and engineering, email support, customer service system support, financial systems support, UNIX/NT engineering, and personal computer and printer support functions to us prior to the distribution. In the event that there are some of these functions that have not been transferred at the time of the distribution, then NDC will continue to support these functions for a period not to exceed twelve months (24 months in the case of human resources and payroll systems).

   Allocation of Costs. We will be charged for our use of the services based on an allocation of costs. Where technology and services are shared by NDC and us, we will pay a percentage of NDC's overall costs based on our share of the aggregate costs. Where services are provided by NDC to us exclusively, rather than being shared, we will pay NDC the direct cost of the services. Other services will be charged to us based on NDC's actual manpower costs to provide the services, including all costs directly associated with such manpower.

   Our allocation of costs will be calculated at the beginning of each fiscal year, based on the projected use of shared technology services. Actual costs allocated to us will be based on actual costs expended by NDC to provide our technology needs. In the case of telecommunications services, where services are provided exclusively to us as identified by the carrier in its billing to NDC, we will pay those specific charges; otherwise, costs will be allocated based on proportionate usage. If our actual use of services is less than projected, our cost will decrease as long as NDC is not subject to third party contract minimums.

   Acknowledgement of certain principles relating to shared systems. In the agreement, we acknowledge certain principles relating to the fact that the services NDC will provide will utilize shared systems:

  . the computing services will be provided to us by NDC using the same integrated and networked system that provides similar services to NDC;

  . the telecommunications services will be managed and supervised as part of similar services obtained for NDC's business using the same integrated and networked system;

  . the costs to both parties to obtain telecommunications services will likely increase if the parties are unable to take advantage of their combined volume needs;

  . the parties are sharing systems, and diminution of quality, or performance will impact both parties equally; and

  .  NDC is not providing the services to make a profit.

   Term of the Agreement. The initial term of the agreement is three years, with an option to renew for up to two additional years. If, with our consent, NDC enters into new contracts for telecommunications services or renews an existing contract for such services in order to provide telecommunications services to us, and that contract expires after the term, then our services agreement with NDC will be extended until such contract expires. The contract will also be extended if we ask for termination assistance services that extend beyond the contract term.

   Termination for Convenience. We can terminate the entire services agreement for convenience by giving NDC at least one year's advance notice and paying the termination fee. The termination fee will include all costs incurred or to be incurred by NDC as a result of such early termination, including lease termination expenses, the balance of software license or maintenance agreements, personnel costs, and the impact of NDC's inability to meet telecommunications contract minimums.

   Service Levels. NDC will use commercially reasonable efforts to provide the services at a level of quality consistent with the quality and practices during the twelve-month period prior to the distribution and in accordance with identified service levels.

   Jointly Owned Software. NDC has internally developed certain software, some of which supported NDC's business and our business. The shared software will be jointly owned by NDC and us, but each party's use of it will be subject to certain restrictions. NDC will not be permitted to use the shared software to operate any business substantially similar to our ecommerce business (except to perform the services for us). We will not be permitted to use the shared software to operate any business substantially similar to the health care information services business of NDC. Neither of us may sell nor license the shared software to any third party without the consent of the other party.

Batch Processing Agreement

   We will enter into a Batch Processing Agreement with NDC for a transition period pursuant to which we will provide NDC with batch claims processing, printing services, backup tapes, system backup and offsite storage services, that are currently performed on systems that we own. The services will be provided to NDC based on an allocation of costs. The term of the agreement is for eighteen months.

Transition Support Agreement

   We will enter into a Transition Support Agreement with NDC prior to the date of distribution under which, in exchange for the fees specified in such agreement, NDC will agree to continue to provide tax return preparation, stock option administration services, and certain other administrative services, and we will agree to provide certain administrative services to NDC. The Transition Support Agreement will provide that each of Global Payments and NDC will undertake to provide the same degree of care and diligence as each of us use in providing these services to our businesses and subsidiaries. Provision of services under the Transition Support Agreement will terminate no later than three years following the effective date of the distribution.

                                 CAPITALIZATION

   The following table sets forth our historical and proforma consolidated debt and capitalization at May 31, 2000. This data should be read in conjunction with our historical consolidated balance sheet and the notes thereto, appearing elsewhere in this information statement. The proforma information set forth below gives effect to the distribution as if it had occurred on May 31, 2000. The proforma information may not necessarily reflect the debt and capitalization of Global Payments in the future or as it would have been had we been a separate, independent company at May 31, 2000 or had the distribution actually been effected on such date.

   Based upon the relative financial conditions, results of operations and prospects of NDC and Global Payments, NDC determined that $96.1 million would be an appropriate allocation to Global Payments of the existing NDC debt at May 31, 2000. Accordingly Global Payments will make a cash dividend payment to NDC at the time of the distribution equal to $96.1 million adjusted for the net cash contributions of eCommerce operations between June 1 and the actual date
of the distribution. We have a commitment for an unsecured $      million
revolving line of credit. It will fund a cash dividend payable to NDC to reflect our share of NDC's pre-distribution debt used to establish our initial capitalization. This line of credit will also be used to meet our working capital and acquisition needs after the distribution. Consistent with the allocation of NDC debt at May 31, 2000, NDC utilized a rollback approach to allocate the anticipated portion of the NDC consolidated groups debt for all historical periods. This treatment records the current proposed debt allocation percentage for all historical periods.

                                                               May 31, 2000
                                                          ----------------------
                                                          Historical Proforma(1)
                                                          ---------- -----------
                                                           (In thousands except
                                                               share data)
   Line of credit from NDC..............................   $ 96,125        --
   Line of credit.......................................        --    $ 96,125
   Long-term debt, excluding current portion............        --         --

   Shareholder's Equity:
    NDC equity investment...............................    121,250        --
    Preferred stock, no par value, 5,000,000 authorized,
     none issued........................................        --         --
    Common stock, no par value, 200,000,000 shares
     authorized, none issued and outstanding (actual)
     and       issued and outstanding (proforma) .......        --         --
    Paid in capital(2)..................................        --     121,250
    Cumulative translation adjustment...................       (365)      (365)
   Total Shareholder's Equity...........................    120,885    120,885
                                                           --------   --------
   Total Capitalization.................................   $217,010   $217,010
                                                           ========   ========

--------
(1) Proforma consolidated debt and capitalization at May 31, 2000 presents the financial condition of Global Payments as if the distribution and related transactions had occurred on May 31, 2000.

(2) The NDC equity investment will be classified as Paid in capital at the time of the distribution.

                                DIVIDEND POLICY

   Our dividend policy will be set by our Board of Directors after the effective date of the distribution. The declaration and payment of dividends is at the discretion of our Board of Directors and will be subject to our financial results and the availability of surplus funds to pay dividends. Georgia law prohibits us from paying dividends or otherwise distributing funds to our shareholders, except out of legally available funds. No such distribution may be made if as a result the company would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

   The amount of any quarterly cash dividends will depend on a number of factors, including our financial condition, capital requirements, results of operations, future business prospects and other factors our Board may deem relevant, including restrictions on our ability to declare and pay dividends and distributions on the Global Payments shares. We may, but cannot assure you, that we will pay cash dividends on our stock in the future. We also cannot assure you that such dividends, if commenced, will be at a rate equivalent to that currently paid by NDC or that such dividends will not be increased, decreased or terminated.

                            SELECTED FINANCIAL DATA

   The selected historical consolidated financial data of Global Payments Inc. set forth below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The income statement data for each of the three fiscal years ended May 31, 2000 and the balance sheet data as of May 31, 2000 and May 31, 1999 are derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this information statement.

   We were formed in September, 2000 for the purpose of taking title to the stock of the NDC subsidiaries operating its eCommerce business. We do not have a recent operating history as an independent company. Our historical consolidated financial statements contained in this document reflect periods during which neither we nor any of our subsidiaries operated as an independent company, and certain assumptions were made in preparing such financial statements. Therefore, the historical consolidated financial statements may not necessarily reflect the consolidated results of operations or financial position that would have existed had we been an independent company.

   The financial information we have included in this information statement reflects the historical results of operations and cash flows of the businesses of NDC which comprise Global Payments with adjustments made for corporate services provided to us by NDC and interest expense and related debt based on the current proposed debt allocation percentage. Operating costs and expenses reflect direct charges of the eCommerce business together with certain allocations by NDC for corporate services, communication and other shared services that have been charged to our company based on usage or other methodologies appropriate for such expenses. The cost of these services charged to us may not reflect the actual costs we would have incurred for similar services as a stand-alone company.

                                        Selected Financial Data
                              ------------------------------------------------
                                           Year Ended May 31,
                              ------------------------------------------------
                                2000      1999      1998      1997      1996
                              --------  --------  --------  --------  --------
                                  (In thousands except per share data)
   Revenue................... $340,033  $330,051  $291,547  $257,679  $180,924
   Operating expenses:
    Cost of service..........  181,479   169,805   153,518   142,479    95,588
    Sales, general and
     administrative..........   95,342    83,571    80,055    75,622    61,315
                              --------  --------  --------  --------  --------

   Operating income..........   63,212    76,675    57,974    39,578    24,021
   Other income (expense),
    net......................   (9,440)  (10,074)   (7,366)   (3,134)    2,261
                              --------  --------  --------  --------  --------

   Earnings before income
    taxes....................   53,772    66,601    50,608    36,444    26,282
   Provision for income
    taxes....................   20,725    25,265    19,531    13,811     8,715
                              --------  --------  --------  --------  --------

   Net income................ $ 33,047  $ 41,336  $ 31,077  $ 22,633  $ 17,567
                              ========  ========  ========  ========  ========

   Basic earnings per
    share(1)................. $   0.99  $   1.23  $   0.97  $   0.74  $   0.59

   Total assets.............. $276,067  $267,604  $259,518  $245,713  $239,928

   Line of Credit from NDC... $ 96,125  $ 89,375  $109,375  $ 71,875  $ 15,000

   Long-term obligations..... $  7,232  $ 15,774  $  6,616  $  5,067  $  7,876

   Total shareholder's
   equity.................... $120,885  $108,013  $ 84,896  $104,044  $168,861

--------
(1) Assumes a distribution ratio of one share of Global Payments common stock for each share of NDC common stock held. The actual ratio has not yet been determined.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with "Selected Financial Data," and the other financial information appearing elsewhere in this information statement. Except for the historical information contained herein, the discussions in this document contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors" beginning on page 10, as well as those discussed elsewhere in this information statement.

General

   We are one of the largest independent electronic transaction processing service providers in the world. We provide a wide range of value-added, end-to-end electronic commerce solutions to merchants, corporations, financial institutions and government agencies. We market our products and services through a variety of distinct sales channels including a sizable, dedicated direct sales force, independent sales organizations, independent sales representatives, an internal telesales group, alliance bank relationships and financial institutions. We have a high percentage of recurring revenues and process over 1.6 billion transactions per year servicing more than 775,000 merchant locations.

   We operate three principal business categories of products and services: direct merchant services, indirect merchant services and electronic funds transfer. These categories offer customers a broad range of end-to-end electronic commerce products and services, including credit and debit card authorization and transaction data capture, settlement and funding, charge back processing, customer support services, risk management, business-to-business purchasing card services, check guarantee, check verification and recovery services, merchant accounting, terminal management services, card issuing services, cash management and electronic funds transfer services, management information and deposit reporting, financial electronic data interchange and Internet-based tax payment processing.

Components of Income Statement

   We derive our revenues from three primary sources: (i) charges based on volumes and fees for merchant services; (ii) charges based on transaction quantity; and (iii) equipment sales, leases and service fees. Revenues generated by these areas depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our product line, our reputation for providing timely and reliable service, competition within our industry, and general economic conditions.

   Cost of service consists primarily of the cost of network telecommunications capability, transaction processing systems and personnel to develop and maintain applications, and operate computer networks. Sales, general and administrative expenses consist primarily of salaries, wages and related expenses paid to sales, customer support and administrative employees and management, commissions to independent contractors, advertising costs, employee training costs, occupancy of leased space directly related to sales or service, loss reserves and other selling expenses.

   Other income and expense consists of interest expense and other miscellaneous items of income and expense.

   Our earnings before interest, taxes, depreciation and amortization, or EBITDA, is defined as operating income plus depreciation and amortization and restructuring and impairment charges. This statistic and its results as a percentage of revenue may not be comparable to similarly titled measures reported by other companies. However, we believe this statistic is a relevant measurement and provides a comparable cash earnings measure, excluding the impact of the amortization of acquired intangibles and potential timing differences associated with capital expenditures and the related depreciation charges.

Results Of Operations

 Fiscal Year Ended May 31, 2000 Compared to Fiscal Year Ended May 31, 1999

   The following table provides comparisons of our results of operations for fiscal years 2000 and 1999:

                                     2000                  1999
                             --------------------- --------------------- 2000 vs.
                                            % of                  % of     1999
                                Actual     Revenue    Actual     Revenue  Change
                             ------------- ------- ------------- ------- --------
                             (in millions)         (in millions)
   Revenue.................     $340.0                $330.1                 3 %
   Operating expenses:
    Cost of service........      181.5        53 %     169.8        52 %     7 %
    Sales, general and
     administrative........       95.3        28 %      83.6        25 %    14 %
                                ------       ---      ------       ---     ---

   Operating income........       63.2        19 %      76.7        23 %   (18)%

   Other income (expense)..       (9.4)       (3)%     (10.1)       (3)%    (7)%
                                ------       ---      ------       ---     ---

   Earnings before income
    taxes..................     $ 53.8        16 %    $ 66.6        20 %   (19)%
                                ======       ===      ======       ===     ===

   Depreciation and
    Amortization...........     $ 20.0         6 %    $ 19.9         6 %    -- %

   EBITDA..................     $ 83.2        24 %    $ 96.6        29 %   (14)%

   Our revenue increase of $9.9 million or 3% in fiscal 2000 reflects high single digit growth in the primary direct merchant services and nominal growth in the primary indirect merchant services partially offset by declines in electronic funds transfer and other secondary businesses compared to the prior year. The growth in the primary businesses is due primarily to the addition of new direct and indirect merchant relationships coupled with increased usage of credit cards, debit cards and checks from existing customers.

   Cost of service increased $11.7 million or 7% in fiscal 2000 from the prior year. As a percentage of revenue, cost of service increased to 53% in fiscal 2000 compared to 52% in the prior year. These increases are primarily due to a change in the product and service revenue mix coupled with investments in infrastructure.

   Sales, general and administrative expenses increased $11.7 million or 14% in fiscal 2000 from the prior year. As a percentage of revenue, these expenses increased to 28% for fiscal 2000 compared to 25% in the prior year. These increases are primarily due to investments in distribution channel expansion, sales staffing and programs, customer service improvements, product development activities, and management and related corporate costs in anticipation of becoming a separate public entity.

   Operating income decreased $13.5 million or 18% to $63.2 million in fiscal 2000 from $76.7 million in the prior year. As a percentage of revenue, our operating income margin decreased to 19% in fiscal 2000 from 23% in the prior year. This decline is due primarily to the factors described above.

   EBITDA for fiscal 2000 was $83.2 million compared to $96.6 million in the prior year. Earnings before income taxes were $53.8 million in fiscal 2000 compared to $66.6 million in the prior year.

   Total other expense decreased $0.7 million for fiscal 2000 compared to the prior year. This decrease was primarily the result of decreased interest expense due to the retirement of the $6.0 million note related to a prior acquisition.

 Fiscal Year Ended May 31, 1999 Compared to Fiscal Year Ended May 31, 1998

   The following table provides comparisons of our results of operations for fiscal years 1999 and 1998:

                                     1999                  1998
                             --------------------- --------------------- 1999 vs.
                                            % of                  % of     1998
                                Actual     Revenue    Actual     Revenue  Change
                             ------------- ------- ------------- ------- --------
                             (in millions)         (in millions)
   Revenue.................     $330.1                $291.5                13%
   Operating expenses:
    Cost of service........      169.8        52 %     153.5        53 %    11%
    Sales, general and
     administrative........       83.6        25 %      80.0        27 %     5%
                                ------       ---      ------       ---     ---

   Operating income........       76.7        23 %      58.0        20 %    32%

   Other income (expense)..      (10.1)       (3)%      (7.4)       (3)%    36%
                                ------       ---      ------       ---     ---

   Earnings before income
    taxes..................     $ 66.6        20 %    $ 50.6        17 %    32%
                                ======       ===      ======       ===     ===

   Depreciation and
    Amortization...........     $ 19.9         6 %    $ 18.4         6 %     8%

   EBITDA..................     $ 96.6        29 %    $ 76.4        26 %    26%

   The revenue increase of $38.6 million or 13% in fiscal 1999 primarily reflects the full year impact of the CheckRite acquisition, growth of programs directed at vertical industry offerings, and growth within the existing customer base. This growth was reflected in an increase in the volumes of merchant sales and transactions processed due to a larger customer base and increased consumer usage of credit cards, debit cards and checks.

   Cost of service increased $16.3 million or 11% in fiscal 1999 from the prior year. The increase was primarily due to higher operating costs associated with increased transaction growth. Total cost of service, as a percentage of revenue, was 52% in fiscal 1999 compared to 53% in the prior year.

   Sales, general and administrative expenses increased $3.6 million or 5% in fiscal 1999 from the prior year due primarily to costs related to the integration of the CheckRite acquisition offset by lower corporate allocated expenses.

   Operating income increased $18.7 million or 32% to $76.7 million in fiscal 1999 from $58.0 million in the prior year. As a percentage of revenue, the Company's operating income margin increased to 23% in fiscal 1999 from 20% in the prior year. These increases are primarily due to the factors described above.

   EBITDA for fiscal 1999 was $96.6 million compared to $76.4 million in the prior year. Earnings before income taxes in fiscal 1999 grew by 32% to $66.6 million from $50.6 million in the prior year.

   Total other expense increased $2.7 million for fiscal 1999 compared to the prior year. This increase was primarily the result of higher interest expense due to increased utilization of capital leases as a financing option for capital expenditures.

Liquidity and Capital Resources

   Cash flow generated from operations provides us with a significant source of liquidity to meet our needs. At May 31, 2000, we had cash and cash equivalents totaling $2.8 million. Cash provided by operations before changes in assets and liabilities was $61.5 million for fiscal 2000 compared to $74.2 million in the prior year. This difference is driven primarily by the decrease in earnings and changes in deferred income taxes. Cash was required in fiscal 2000 to fund net changes in assets and liabilities of $20.2 million compared to $13.7 million for the prior year. This increase in the cash required to fund net changes in assets and liabilities resulted primarily from changes in net merchant processing funds partially offset by changes in income taxes and reduced accounts receivable. The changes in net merchant processing funds reflect fluctuations in the timing of credit card settlement and funding of merchants and may vary from month to month. In addition to timing and cutoff, the balance is also influenced by volume growth and interchange rates. The change in income taxes was due to reduced taxable income and timing of estimated payments. The reductions in accounts receivables resulted from improved collections. Net cash provided by operating activities decreased 32% to $41.3 million for fiscal 2000 from $60.5 million for the prior year.

   Net cash used in investing activities was $11.0 million for fiscal 2000 compared to $14.0 million for the prior year. This is primarily due to a 1999 system development project that was completed in early 2000.

   Net cash used in financing activities decreased to $28.9 million for fiscal 2000 from $46.2 million in the prior year. The net effect of the payments and borrowings against the lines of credit is $6.8 million in borrowings for fiscal 2000 compared to a $20.0 million payment for the prior year. Principal payments under capital lease arrangements and other long term debt increased to $9.5 million for fiscal 2000 from $3.6 million in the prior year due primarily to the retirement of a $6.0 million note payable related to a prior acquisition.

   We believe that our current level of cash and borrowing capacity, along with future cash flows from operations, are sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future. We regularly evaluate cash requirements for current operations, commitments, development activities and acquisitions. We may elect to raise additional funds for these purposes, either through the issuance of debt or equity or otherwise, as appropriate, but there can be no assurance that we will be able to obtain funding on terms we find acceptable.

Credit Facility

   Our short-term and long-term liquidity needs depend upon our level of net income, accounts receivable, accounts payable and accrued expenses. We have a commitment for an unsecured $ million revolving line of credit. It will fund a cash dividend payable to NDC to reflect our share of NDC's pre-distribution debt used to establish our initial capitalization. This line of credit will also be used to meet our working capital and acquisition needs after the distribution. This line has a variable interest rate based on market rates and customary origination-related fees and expenses. The credit agreement contains certain financial and non-financial covenants customary for financings of this
nature. The facility will have a   year term.

Market Risk / Interest Rate Risk

   We have secured a commitment for a line of credit which has a variable interest rate based on LIBOR. Accordingly, we are exposed to the impact of interest rate movement. We have performed an interest rate sensitivity analysis over the near term with a 10% change in interest rates. Based on this analysis, our net income is not subject to material interest rate risk. We also do not have exposure to material market risk from changes in foreign currency rates, commodity rates or equity rates.

Seasonality, Inflation and Economic Downturns

   We are subject to the impact of general economic conditions; however, this has historically been tempered by the continued demand for electronic processing of payments. We are also subject to certain seasonal fluctuations such as peak activity during the winter holiday buying season.

   We do not believe that the rate of inflation has had a material effect on our operating results because the underlying growth in the mix of electronic transactions tends to outpace any dampening of sales levels due to higher inflation.

                           GLOBAL PAYMENTS' BUSINESS

General

   We are an integrated provider of high volume electronic transaction processing and value-added end-to-end information services and systems on a direct and indirect basis to merchants, multinational corporations, financial institutions, and government agencies. These services are marketed to customers within the direct and indirect merchant services businesses and the funds transfer business through various sales channels.

   Direct merchant services provides its customers with a full range of end-to-end electronic commerce services, including credit and debit card authorization and transaction data capture, settlement and funding, charge back processing, customer support services, risk management, business-to-business purchasing card services, check guarantee, check verification and recovery services, merchant accounting, and terminal management services.

   We provide indirect merchant services to financial institutions and independent sales organizations that re-market these services directly to their customers. The indirect merchant services business includes the products offered by direct merchant services as well as card issuing services. Included within indirect merchant services is Global Payment Systems, LLC, a partnership with MasterCard International Incorporated.

   The electronic funds transfer business provides cash management and funds transfer services, management information and deposit reporting, financial electronic data interchange, and Internet-based tax payment processing to domestic and international banks, corporations, and government agencies. These services are provided in the United States, Canada and Europe.

Industry Overview / Target Markets

   We believe that there are significant opportunities for continued growth in the application of transaction processing services to the electronic commerce market. Both the consumer-to-business and business-to-business aspects of electronic commerce demand a growing array of processing and support services. A large percentage of retail transactions still utilize cash and checks. Merchants continue to encourage electronically authorized and settled transactions using credit and debit cards. The rapid growth of retail credit card transactions, as well as the increased utilization of debit cards, has directly correlated to the historic growth of our business. In addition, we believe that the proliferation of "loyalty" or co-branded cards that provide consumers with added benefits should contribute to increased use of credit and debit cards in the future. Both of these market trends should increase demand for our services.

   Business-to-business electronic data interchange using purchasing card technology and its associated systems software is providing businesses with increased efficiency and is providing us with strong growth in industries that have not traditionally utilized credit cards. Purchasing cards and the related business-to-business electronic data interchange replace the costly, time-consuming paper ordering and invoicing with inexpensive, real-time electronic payment processing transactions.

   We believe that the number of electronic transactions will continue to grow in the future and that an increasing percentage of these transactions will be processed via the Internet. The Internet will be a major factor in accelerating the continued conversion of paper to electronic pulse, which will result in greater growth opportunities for our business. The Internet is an important component in our strategy for expansion of services to new customers. We believe that "brick and mortar" retailers will be successful virtual retailers as they leverage their brand awareness, along with emerging "e-tailers" that are creating broader transactions markets. Our Internet-related services include secure credit and debit card processing and tax payment services.

   Payment processing service providers such as Global Payments provide high volume electronic transaction processing and support services directly to banking institutions and other new entrants into the business. The shift in the industry from traditional financial institution providers to independent providers is due in large part to more efficient distribution channels, as well as increased technological capabilities required for the rapid and efficient creation, processing, handling, storage, and retrieval of information. These capabilities have become increasingly complex, requiring significant capital commitments to develop, maintain, and update the systems necessary to provide these advanced services at a competitive price.

   As a result, several large merchant processors, including our company, have expanded their operations through the creation of alliances or joint ventures with banks and have acquired new merchant portfolios from banks that previously serviced these merchant accounts.

Strategy

   Our business strategy centers on providing end-to-end value-added information processing services in the markets we serve. We believe that this strategy provides the greatest opportunity for leveraging our existing infrastructure and maintaining a consistent base of recurring revenues. We believe that the electronic commerce market presents attractive opportunities for continued growth. In pursuing our business strategy, we seek both to increase our penetration of existing information processing and application systems markets and to continue to identify and create new markets through the:

  . development of value-added applications, enhancement of existing products and development of new systems and services;

  .  expansion of distribution channels (including the Internet); and

  . acquisition of, investments in or alliances with, companies that have compatible products, services, development capabilities and/or distribution capabilities.

Products and Services

   We are one of the largest independent electronic transaction processing service providers in the world. We provide a wide range of value-added, end-to-end electronic commerce solutions to merchants, multinational corporations, financial institutions and government agencies. We market our products and services through a variety of distinct sales channels including a sizable, dedicated, direct sales force, independent sales organizations, independent sales representatives, an internal telesales group, alliance bank relationships and financial institutions.

   We operate three principal business categories of products and services: direct merchant services, indirect merchant services and electronic funds transfer. These categories offer customers a broad range of end-to-end electronic commerce services, including credit and debit card authorization and transaction data capture, settlement and funding, charge back processing, customer support services, risk management, business-to-business purchasing card services, check guarantee, check verification and recovery, merchant accounting, terminal management services, card issuing services, cash management and funds transfer services, management information and deposit reporting, financial electronic data interchange and Internet-based tax payment processing.

   A summary description of each of our types of products and services follows.

 Direct Merchant Services

   Direct merchant services are marketed directly to merchants and include card processing, check guarantee, and check verification and recovery services.

   Card processing services consist of credit and debit card authorization and the capture of related transaction data (such as card identification number, transaction date, and dollar value of the goods or services purchased). Our extensive authorization network system and related-software enables an entire data stream to be electronically captured and transmitted providing expedited clearing through the banking system. Revenue for these services is primarily based on a percentage of transaction value, as well as various processing fees charged to merchants. We also provide efficient and secure settlement and funding services, sales draft retrieval and charge back resolution services, customer support services, and risk management. Risk management services include credit underwriting, credit scoring, fraud control, account processing and collections. Card processing services offer the convenience of its business-to-business purchasing card services, which allow for timely and accurate flow of goods and services among its corporate customers. We believe that these products and service offerings will enable our business to realize growth in this market area.

   Check guarantee services include comprehensive check verification and guarantee services designed for a merchant's specific needs and risk adversity. Since this offering guarantees all checks that are electronically verified (primarily using point-of-sale check readers) through our extensive database, merchants may safely expand their revenue base by accepting checks applying less stringent requirements. If a verified check is dishonored, check guarantee provides the merchant with reimbursement of the check's face value, and then collects the check through its internal recovery services. To protect against this risk, verification databases are used that contain information on historical delinquent check writing activity and up-to-date consumer bank account status. Revenue for these services is primarily derived from a percentage of the face value of each guaranteed check.

   Check verification and recovery services are similar to those provided in the check guarantee service (verification primarily through point-of-sale check readers), except that this service does not guarantee its verified checks. This service provides a low-cost, loss-reduction solution for merchants wishing to quickly measure a customer's check presentment worthiness at the point of sale, while not having to incur the additional expense of check guarantee services. Revenue for these services is primarily derived from the service fees collected from delinquent check writers, fees charged to merchants based on a transaction rate per verified check and fees charged to merchants for specialized services, such as electronic re-deposits of dishonored checks.

 Indirect Merchant Services

   Indirect merchant services, including network, merchant, terminal management and card issuing services, are marketed through our dedicated indirect sales group.

   Network services includes credit and debit electronic payment authorization and draft capture processing capabilities to financial institutions and independent sales organizations that re-market these services directly to their merchant and corporate customers. Revenues are generated on a per transaction basis.

   The merchant accounting services allow merchants to monitor portfolio performance, control expenses, disseminate information, and track profitability through the production and distribution of detailed statements summarizing electronic transaction payment processing activity and manage risk. Risk management services include credit underwriting, credit scoring, fraud control, account processing and collections. These services are provided to financial institutions and independent sales organizations that re-market these services directly to their merchant and corporate customers. Customers are charged according to transaction volume levels or in service fees.

   The terminal management product and service offering provides a variety of services relating to electronic transaction payment processing equipment, such as terminal programming and deployment, set-up and telephone training, maintenance and equipment replacement, warehousing and inventory control, customer service and technical support, customized reporting and conversions. These services are provided to financial institutions and independent sales organizations which re-market these services directly to their merchant and corporate customers. Revenues are derived from equipment sales and rentals, programming and deployment fees and other fees.

   Our card issuing product serves as an outsource solution to small and mid-sized credit unions and financial institutions wishing to issue credit, debit, and corporate purchasing cards. Revenue is generated by providing a variety of card issuing services, including set-up and maintenance of product and system parameters, card application processing, card activation and authorization, system training and documentation, system and compliance enhancements, billing and reporting services, system security and fraud detection services, settlement, charge back and sales draft retrieval processing.

 Funds Transfer

   The electronic funds transfer set of offerings includes a wide variety of services such as cash management and account balance reporting, management information and deposit reporting and financial electronic data interchange. These services include the capability for use by a range of corporation sizes including large, multi-national corporations in a multi-currency, multi-bank environment. These products and services provide financial, management and operational data to corporate and government agencies worldwide and allow these organizations to exchange such information with financial institutions and other service providers. We also provides an Internet tax filing and payment service that allows financial institutions and government agencies to offer corporate taxpayers a secure and convenient method of paying taxes electronically. Security on the system is handled through both encryption/decryption and multi-level password access and operates through a web site that serves as the portal for securely receiving tax information and delivering the transaction for payment. This service allows businesses to easily comply with state and federal tax regulations, while maintaining control of the timing for tax payments.

 Alliances and Direct Investments

   Our strategy includes direct investment in or formation of business alliances with financial institutions and other distributors as well as with emerging payment technology companies to leverage our existing customer relationships and infrastructure and to accelerate product time-to-market. During fiscal year 2000, we made a direct investment in a company that offers Internet users secure and convenient ways to make purchases over the Internet. Additionally, we announced several alliances with emerging payment technology companies providing capability such as electronic barter and billing through established vehicles such as phone bills.

Sales and Marketing

   We market our products and services to the electronic commerce markets through a variety of distinct sales channels including a sizable, dedicated direct sales force, independent sales organizations, independent sales representatives, an internal telesales group, alliance bank relationships, and other financial institutions.

   Additionally, we market directly to customers primarily through print advertising and direct mail efforts. We participate in the industries' major tradeshows and publicity events and actively employ various public relations campaigns. This strategy is intended to utilize the lowest delivery cost system available to successfully acquire and convert target customers onto our products and services.

International Operations

   Global Payments operates facilities in Canada and the United Kingdom as part of its indirect merchant services and funds transfer business.

Employees

   As of September 30, 2000, Global Payments and its subsidiaries had
approximately      employees. Many of our employees are highly skilled in
technical areas specific to electronic payments, and we believe that our current and future operations depend substantially on retaining such employees. Our employees are not represented by any labor union and we believe our employee relations to be excellent.

Competition

   The most significant competitive factors related to our services are their value-added features, functionality, price and reliability of service, as well as breadth and effectiveness of distribution channels.

   We face significant competition from other companies' products with functionality similar to our products. Our competitors are also using many of the same distribution techniques that we use. In addition to new distribution alternatives, a new factor is emerging in the payment processing market in the form of alternative payment solutions. These alternative payment forms, if successfully implemented, could have an adverse financial impact on current industry participants that do not embrace the change. Further, although the Internet does not currently reflect a significant form of payment processing when compared to traditional forms, it is a rapidly emerging medium that will likely have a growing impact on the industry.

   Our principal competitors include other independent processors, as well as certain major national and regional banks, financial institutions, and independent sales organizations. We differentiate ourselves and increase our competitive position in product areas by offering a variety of value-added solutions to our customers. These enhanced services involve vertical market features, and sophisticated reporting features that add value to the information obtained from our electronic commerce transaction processing databases. We believe that our knowledge of these specific markets, the size and effectiveness of our dedicated sales force, and our ability to offer specific, integrated solutions to our customers, including hardware, software, processing, and network facilities, and our flexibility in packaging these products are positive factors that enhance our competitive position.

Properties

   Our corporate headquarters are located in Atlanta, Georgia. We occupy a five-story 85,000 square foot building at Four Corporate Square in Atlanta, Georgia. The facility is leased from NDC. Our direct merchant services business maintains support operations in Hanover, Maryland in a 35,000 square foot facility.


   In addition to the above facilities, we lease or rent a total of 33 other facilities. We own or lease a variety of computers and other related equipment for our operational needs. We continue to upgrade and expand our computers and related equipment in order to increase efficiency, enhance reliability, and provide the necessary base for business expansion.

   We believe that our facilities and equipment are suitable and adequate for our business as presently conducted.

Legal Proceedings

   We are party to a number of claims and lawsuits incidental to our business. In our opinion, the ultimate outcome of such matters, in the aggregate, will not have a material adverse impact on our financial position, liquidity or results of operations.

                                   MANAGEMENT

Directors

   We expect the following persons to serve as our directors following the distribution. Our Board of Directors will be divided into three classes. Each director initially will serve until the annual meeting of shareholders held in the year in which his or her term expires and will serve thereafter for three-year terms. Of the five directors, one is also expected to serve as an executive officer.

                             Term               Business Affiliations for the
          Name          Age Expires Position(s) Past Five Years
          ----          --- ------- ----------- -----------------------------
 Robert A. Yellowlees..  61          Chairman   Chairman of the Board of NDC
                                                since June 1992; President,
                                                Chief Executive Officer and
                                                Chief Operating Officer of NDC
                                                since May 1992; director of
                                                Protective Life Corporation.


 Edwin H. Burba, Jr. ..  64          Director   Business Consultant, 1993 to
                                                present; Commander in Chief,
                                                Forces Command, United States
                                                Army, 1989-1993; Commanding
                                                General, Combined Field Army of
                                                the Republic of Korea and
                                                United States, 1988-1989.

 Paul R. Garcia........  48          Director   Chief Executive Officer, NDC
                                                eCommerce since July 1999;
                                                President and Chief Executive
                                                Officer of Productivity Point
                                                International from March 1997
                                                to September 1998; Group
                                                President of First Data Card
                                                Services from 1995 to 1997;
                                                Chief Executive Officer,
                                                National Bancard Corporation
                                                (NaBANCO) from 1989 to 1995.

 Pete Hart.............  60          Director   Business Consultant, October
                                                1997-Present; President and
                                                Chief Executive Officer,
                                                Advanta Corporation (a provider
                                                of financial services) 1995-
                                                1997; Executive Vice Chairman,
                                                Advanta Corporation, 1994;
                                                President and Chief Executive
                                                Officer, MasterCard
                                                International, 1988-1994.
                                                Director, Sanchez Computer
                                                Associates, Ethentica, Inc.,
                                                4AnythingNetwork, HNC Software,
                                                Retek, Inc. and Destiny
                                                Solutions. He is on the
                                                advisory Board of Internet
                                                Capital Group. He also serves
                                                as Chairman of e-PROFILE.

 William I Jacobs......  58          Director   Managing Director and Chief
                                                Financial Officer, The New
                                                Power Company (a provider of
                                                residential and small business
                                                energy services), June 2000 to
                                                present; Senior Executive Vice
                                                President, Strategic Ventures
                                                for MasterCard International,
                                                Inc., 1999 to June 2000 and
                                                Executive Vice President,
                                                Global Resources for MasterCard
                                                International, 1995-1999;
                                                Executive Vice President, Chief
                                                Operating Officer, Financial
                                                Security Assurance, Inc. 1984-
                                                1994. Director, The New Power
                                                Company, Blackboard, Inc.,
                                                Mondex International and
                                                Investment Technology Group.
                                                Chairman, Board of Trustees,
                                                American University.

Committees of the Board of Directors

   Our Board of Directors will establish committees, described below, to assist in the discharge of its responsibilities. We do not have a nominating committee. The full Board of Directors will perform the function which would be performed by a nominating committee.

 Audit Committee

   The audit committee will conduct its duties consistent with its charter which will include a review of the scope and results of the annual audit of the financial statements and other services provided by our independent accountants. The audit committee will also evaluate the professional competency of our financial staff and internal auditors, review the scope of the internal audit program, review the nature and extent of non-audit professional services performed by the auditors and annually recommend to the Board of Directors the firm of independent public accountants to be selected as our auditors. The audit committee may also undertake special projects, such as reviewing our environmental policies.

 Compensation Committee

   The compensation committee will review and evaluate plans for the development, training and succession of our management. The committee will also review our compensation policies and will establish the compensation of our officers, except for the chief executive officer and chief operating officer. The committee will recommend the compensation for our chief executive officer and chief operating officer, subject to the approval of our non-executive directors. In addition the committee will administer our stock incentive and stock based compensation plans and other incentive plans. The committee will also oversee the financial administration and operation of our retirement and pension plans, including the selection and review of the performance of the investment funds and the independent investment advisors for the plans. The full Board of Directors will approve the selection of the chief executive officer and the chief financial officer. The compensation committee will approve selection of all other candidates to executive positions.

 Special Committees

   The Board of Directors may from time to time establish special committees to act on behalf of the Board of Directors on matters delegated to it by the full Board. This may include matters such as approval of final terms of acquisitions and divestitures, alliances and capital expenditures.

 Compensation Committee Interlocks and Insider Participation

       are expected to be the members of the Compensation Committee. None of the members of the compensation committee served as an officer or an employee of NDC eCommerce during the previous fiscal year, nor is any member expected to serve as an officer or an employee of Global Payments following the distribution.

Directors' Compensation

   We will compensate each non-employee director $15,000 in cash and $15,000 in company stock per year, plus $1,000 for each Board meeting he or she attends. In addition, non-employee directors who serve on one of our committees will receive $1,000 per meeting and $1,500 per meeting when serving as chairperson of a committee. A non-employee director who serves as Chairman of the Board will be compensated at a rate of $30,000 per year in cash and $30,000 in stock, as well as a meeting fee of $1,000 per meeting. We will also reimburse each non-employee director for out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. Pursuant to the Global Payments Inc. 2000 Non-Employee Director Stock Option Plan (described below), we will also grant to each non-employee director options to purchase shares of our common stock.

 Global Payments Inc. 2000 Non-Employee Director Stock Option Plan

   On        , 2000, our Board of Directors adopted the Global Payments Inc.
2000 Non-Employee Director Stock Option Plan (the "DSOP"). NDC, as our sole
shareholder approved the DSOP on         , 2000, to become effective as of the
date of the distribution. We have reserved     shares of the authorized but
unissued shares of our common stock for issuance under the DSOP. The following summary is not complete, and you should read the full text of the DSOP, which is filed as an exhibit to the Registration Statement on Form 10 which we have filed with the SEC. See "Where You Can Obtain Additional Information."

   We established the DSOP to encourage ownership of our common stock by our directors, which gives directors an increased incentive to devote their efforts to our success on behalf of shareholders. The DSOP will also help us to attract qualified directors.

   Each director who is not employed by us or any of our affiliates will be eligible to participate in the DSOP.

   Grants of awards under the DSOP are automatic. We intend the DSOP to be a "formula plan" for purposes of Section 16(b) of the Exchange Act. Our Board of Directors will administer and interpret the DSOP.

   Shares subject to the DSOP may be authorized but unissued shares or shares that were once issued and subsequently reacquired by us. The total number of shares of common stock for which options may be granted under the DSOP is shares, subject to adjustment.

   Awards granted pursuant to the DSOP will be subject to the following terms and conditions:

  . Each person who is a non-employee director on the effective date of the DSOP will be granted an option to purchase shares of our common stock having a fair market value equal to $125,000 as of that date. Each person who later becomes a non-employee director will receive a prorata grant based on the number of full months between the date that he or she became a non-employee director and the next annual shareholders meeting. In addition, as of the day following the annual meeting of our shareholders in 2001, and on the day following each subsequent annual meeting of our shareholders, each non-employee director serving on that date will be granted an option to purchase shares of our common stock having a fair market value on the date of grant equal to $125,000.

  . All options granted under the DSOP will become exercisable, in the aggregate, as to 25% of the shares after two years, 45% after three years, 70% after four years, and 100% after five years of service from the date of grant, except that an option will become fully exercisable upon the death, disability or retirement of the grantee, as such terms are defined in the DSOP, or upon the grantee's failure to be re-nominated or re-elected as a director.

  . Upon a grantee's termination as a director for any reason (including by reason of death, retirement or failure to be re-nominated or re-elected as a director), the options held by such person under the DSOP will remain exercisable for five years or until the earlier expiration of the option.

  . The exercise price for each option granted under the DSOP will be the fair market value of the shares of common stock subject to the option on the date of grant. Each option granted under the DSOP will, to the extent not previously exercised, terminate and expire on the date ten years after the date of grant of the option, unless the DSOP provides earlier termination.

  . Options granted under the DSOP will be assignable by will, by the laws of descent and distribution, or pursuant to a qualified domestic relations order. In addition, any option granted pursuant to the DSOP will be transferable by the grantee to certain designated family members or trusts or foundations for the benefit of such family members.

 Termination and Amendment

   The DSOP will terminate automatically on the second day following our 2010 annual meeting of shareholders, but our Board of Directors may terminate the DSOP at any time before that date. Our Board of Directors may amend the DSOP at any time without shareholder approval; but it may condition any amendment on the approval of our shareholders if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations. No amendment modification or termination of the DSOP shall adversely affect the rights of the grantees who have outstanding options without the consent of such grantees.

 Certain Federal Income Tax Effects

   The options granted under the DSOP will be non-qualified stock options. Present federal income tax regulations impose no federal income tax consequences to us or a grantee upon the grant of a non-qualified stock option. When the grantee exercises a non-qualified option, however, he or she will realize ordinary income in an amount equal to the excess of (1) the fair market value of the option share that he or she receives upon exercise of the option at the time of exercise over (2) the exercise price, and we will be allowed a corresponding federal income tax deduction. Any gain that a grantee realizes when the grantee later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long he or she held the shares.

 Benefits to Non-Employee Directors

   There will be four non-employee directors eligible to participate in the DSOP on the effective date. Each of them will be granted on that date an option to acquire shares of our common stock having a fair market value of $125,000. Subsequent grants will be made under the DSOP as described above.

Executive Officers

   We expect the following individuals, who currently manage our eCommerce business, to serve as our executive officers following the distribution. Our Board of Directors may appoint additional executive officers from time to time.

                                                  Position with Global Payments
                                                     and Principal Business
                                                   Affiliations for Past Five
     Name          Age    Current Position(s)                 Years
     ----          ---    -------------------     -----------------------------
 Paul R. Garcia...  48 Chief Executive Officer   Chief Executive Officer, NDC
                                                 eCommerce since July 1999;
                                                 President and Chief Executive
                                                 Officer of Productivity Point
                                                 International from March 1997
                                                 to September 1998; Group
                                                 President of First Data Card
                                                 Services from 1995 to 1997;
                                                 Chief Executive Officer,
                                                 National Bancard Corporation
                                                 (NaBANCO) from 1989 to 1995.


 Thomas M. Dunn...  43 Chief Operating Officer   Chief Operating Officer, NDC
                                                 eCommerce since March 1999;
                                                 and General Manager,
                                                 Integrated Payment Systems, a
                                                 division of NDC eCommerce,
                                                 from June 1996 to March 1999;
                                                 Group Vice President from
                                                 August 1992 to June 1996.

 James G. Kelly...  38 Chief Financial Officer   Chief Financial Officer, NDC
                                                 eCommerce since April 2000;
                                                 Managing Director with Alvarez
                                                 & Marsal from March 1990 to
                                                 April 2000; and Manager with
                                                 Ernst & Young's mergers and
                                                 acquisitions/audit groups from
                                                 July 1984 to February 1990.

 Barry W. Lawson..  54 Chief Information Officer Chief Information Officer, NDC
                                                 eCommerce since November 1999;
                                                 CEO Systems and Network
                                                 Consultants from April 1996 to
                                                 October 1999; and Chief
                                                 Operating Officer of National
                                                 Bancard Corporation (NaBANCO)
                                                 from August 1993 to March
                                                 1996.

   There is no family relationship between any of our executive officers or directors and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, following the distribution, our executive officers will serve at the pleasure of our Board of Directors.

Historical Compensation of Our Executive Officers

   The following table sets forth certain information concerning compensation paid by NDC for services in all capacities awarded to, earned by, or paid to our chief executive officer and our other three most highly compensated executives. During the time period reflected in the following tables, the individuals were compensated in accordance with NDC's plans and policies, and all references in the following tables to stock and stock options relate to awards of stock and stock options granted by NDC. These tables do not reflect the compensation the officers will receive following the distribution. NDC options held by our employees will be replaced by our options. The option price and number of shares subject to each option will be adjusted so that the aggregate difference between the market price and the option price will be the same for our new option and the terminated NDC option.

                           SUMMARY COMPENSATION TABLE

                                                             Long Term Compensation
                                Annual Compensation                  Awards
                                -----------------------     --------------------------
                                                              Restricted    Securities
 Name and Principal      Fiscal                                 Stock       Underlying     All Other
 Position                 Year  Salary($)     Bonus($)      Award(s)($)(1)  Options(#)  Compensation($)
 ------------------      ------ ----------    ---------     --------------  ----------  ---------------
Paul R. Garcia..........  2000     369,039(2)   127,500(2)    2,555,530(5)       -- (4)     51,095
 Chief Executive Officer  1999         --           --              --           --            --
                          1998         --           --              --           --            --


Thomas M. Dunn..........  2000     300,000       80,000         585,000          --          6,934
 Chief Operating Officer  1999     232,308      140,000         190,585        9,200         6,264
                          1998     180,000      120,000          40,505       20,000(3)     11,786


James G. Kelly..........  2000      39,231(2)    75,000         849,988(5)    57,000(3)        --
 Chief Financial Officer  1999         --           --              --           --            --
                          1998         --           --              --           --            --


Barry W. Lawson.........  2000     144,231(2)    80,000         300,825(5)    42,000(3)        --
 Chief Information
  Officer                 1999         --           --              --           --            --
                          1998         --           --              --           --            --

--------
(1) Awards of restricted shares to Messrs. Garcia and Dunn have been made under NDC's 1983 stock option plan. Awards of restricted stock to Messrs. Kelly and Lawson have been made under NDC's 2000 Long Term Incentive Plan. These are valued in the table based upon the closing market prices of the NDC common stock on the grant dates. Grantees have the right to vote and dividends are payable to the grantees with respect to all awards of restricted shares reported in this column. The restrictions on 339; 340; 340; 354; 354 and 355 shares awarded to Mr. Dunn expired or shall expire on 8/1/98; 8/1/99; 8/1/00; 8/25/99; 8/25/00; and 8/25/01, respectively. The value of the restricted stock held by the named executive officers at May 31, 2000 was $1,225,543; $592,950; $707,575; $277,956 for Messrs. Garcia,
    Dunn, Kelly and Lawson, respectively. The numbers of shares of restricted stock held by Messrs. Garcia, Dunn, Kelly and Lawson, at May 31, 2000 were 55,555; 26,879; 32,075; 12,600, respectively.

(2) Mr. Garcia began full time employment in July of 1999. Mr. Kelly began full time employment in April of 2000. Mr. Lawson began full time employment in November of 1999.

(3) Such awards are intended to be awards for more than one year.

(4) Stock options were granted to Mr. Garcia during fiscal year 2000 but were voluntarily surrendered on 5/31/00.

(5) Such awards were intended as one time awards at time of hire.

Option Grants In Last Fiscal Year

   Shown below is additional information on grants of stock options made under the NDC stock incentive plans during NDC's fiscal year ended May 31, 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                             Individual Grants
                    ------------------------------------
                    Number of    % of Total
                    Securities    Options
                    Underlying   Granted to  Exercise or            Grant Date
                     Options    Employees in    Base     Expiration   Present
  Name              Granted(#)  Fiscal Year  Price($/Sh)    Date    Value($)(1)
  ----              ----------  ------------ ----------- ---------- -----------
Paul R. Garcia.....      --         --             --         --          --
Thomas M. Dunn.....      --         --             --         --          --
James G. Kelly.....   57,000(2)     4.9%       $26.50     4/10/10    $806,071
Barry W. Lawson....   42,000(2)     3.6%       $23.875    11/1/09    $532,354

--------
(1) These grant date values, based on the Black-Scholes option pricing model, are for illustrative purposes only, and are not intended to be a forecast of what future performance will be. These values are based on the following assumptions: (i) an expected stock price volatility of 50%; (ii) a risk-free rate of return of 6.5%; (iii) an expected dividend yield of 1.0%; and
    (iv) an expected grant life of 7 years.

(2) Such awards are intended to be awards for more than one year.

Aggregated Option / SAR Exercises In Last Fiscal Year And Fiscal Year-End Option / SAR Values

   Shown below is information concerning the number of NDC shares each executive officer acquired upon exercise of stock options and the aggregate gains realized on exercises during the fiscal year ended May 31, 2000. The table also sets forth the number of shares underlying exercisable and unexercisable options held by each officer executive on May 31, 2000 and the aggregate gains that would have been realized if these options were exercised on May 31, 2000.

                                                   Number of Securities
                                                  Underlying Unexercised     Value of Unexercised
                                                     Options at Fiscal      In-the-Money Options at
                           Shares                       Year-End(#)           Fiscal Year-End($)
                         Acquired on    Value    ------------------------- -------------------------
  Name                   Exercise(#) Realized($) Exercisable Unexercisable Exercisable Unexercisable
  ----                   ----------- ----------- ----------- ------------- ----------- -------------
Paul R. Garcia..........      --           --         --           --            --          --
Thomas M. Dunn..........   12,750      438,296     23,620       31,180       141,962       1,912
James G. Kelly..........      --           --         --        57,000           --          --
Barry W. Lawson.........      --           --         --        42,000           --          --

Defined Benefit Retirement Plans

   The following table shows estimated annual retirement benefits payable to participants in the NDC Retirement Plan and the pilot NDC SERP on a straight life annuity basis upon retirement in specified years of continuous service and remuneration classes.

                      Estimated Annual Retirement Benefits
                         Years of Continuous Service(1)

Three-Year
Average
Earnings        10          15          20          25          30          35
----------    -------     -------     -------     -------     -------     -------
200,000        48,000      72,000      83,000      94,000     105,000     116,000
250,000        60,000      90,000     103,750     117,500     131,250     145,000
300,000        72,000     108,000     124,500     141,000     157,500     174,000
350,000        84,000     126,000     145,250     164,500     183,750     203,000
400,000        96,000     144,000     166,000     188,000     210,000     232,000
450,000       108,000     162,000     186,750     211,500     236,250     261,000
500,000       120,000     180,000     207,500     235,000     262,500     290,000
550,000       132,000     198,000     228,250     258,500     288,750     319,000
600,000       144,000     216,000     249,000     282,000     315,000     348,000
650,000       156,000     234,000     269,750     305,500     341,250     377,000
700,000       168,000     252,000     290,500     329,000     367,500     406,000
750,000       180,000     270,000     311,250     352,500     393,750     435,000
800,000       192,000     288,000     332,000     376,000     420,000     464,000
850,000       204,000     306,000     352,750     399,500     446,250     493,000
900,000       216,000     324,000     373,500     423,000     472,500     522,000
950,000       228,000     342,000     394,250     446,500     498,750     551,000

--------
(1) The average annual earnings for the highest three years over the last 10-year period and the eligible years of credited service as of May 31, 2000 for the only named executive officer participating in the pilot NDC SERP was as follows: Mr. Dunn (over 11 years)--$316,487. The amounts shown in the columns "Salary" and "Bonus" in the Summary Compensation Table above are substantially equal to the compensation of the individuals named in such table for purposes of the pilot NDC SERP and the NDC Retirement Plan. Federal regulations, however, cap the total compensation that may be considered in providing benefits under the Retirement Plan.

Long-Term Incentive Plan

   On        , 2000, we adopted the Global Payments 2000 Long-Term Incentive
Plan which we refer to in this document as the LTIP. NDC, as our sole
shareholder approved the LTIP on         , 2000. We have reserved
shares of the authorized but unissued shares of our common stock for issuance under the LTIP. The following summary is qualified by reference to the full text of the LTIP, which is filed as an exhibit to the Registration Statement on Form 10 which we have filed with the SEC. See "Where you can Obtain Additional Information."

   We established the LTIP to promote success by linking the personal interests of our employees, officers and directors to those of our shareholders, and by providing participants with an incentive for outstanding performance. As of the
distribution date, there will be approximately       people eligible to
participate in the LTIP.

   The LTIP authorizes the granting of the following awards:

  . options to purchase shares of common stock, which may be incentive stock options or non-qualified

  .  stock appreciation rights

  .  performance shares

  .  restricted stock

  .  dividend equivalents

  .  other stock-based awards

  .  any other right or interest relating to common stock, or

  .  cash.

   Our compensation committee will administer the LTIP. The committee has the authority to designate participants; determine the types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the LTIP; and make all other decisions and determinations that may be required under the LTIP. All awards under the LTIP will be evidenced by a written award agreement between us and the participant, which will include any provisions specified by the committee.

   Subject to adjustment as provided in the LTIP, the aggregate number of
shares reserved and available for awards under the LTIP is      shares, plus an
annual increase equal to the lesser of           shares or the number of shares
necessary to bring the total number of available shares to 3.5% of the fully diluted shares outstanding. The increase will be effective on the last day of each fiscal year, beginning in 2001 and ending in 2005. Not more than 15% of the total authorized shares may be granted as awards of restricted stock or unrestricted stock awards. The maximum number of shares underlying options and/or stock appreciation rights that may be granted during any one calendar
year under the LTIP to any one person is          . The maximum fair market
value of any awards (other than options and stock appreciation rights) that may be received by a participant (less any consideration paid by the participant
for such award) during any one calendar year under the LTIP is $          .

   Pursuant to Section 162(m) of the Code, we may not deduct compensation in excess of $1 million paid to our chief executive officer and our other four most highly compensated executive officers. We designed the LTIP to comply with Code Section 162(m) so that the grant of options and stock appreciation rights under the LTIP, and other awards, such as performance shares, that are conditioned on the performance goals described in the LTIP, will be excluded from the calculation of annual compensation for purposes of Code Section 162(m) and will be fully deductible by us. In order to preserve full deductibility under Code Section 162(m), the committee may determine that any award will be determined solely on the basis of :

  . the achievement by Global Payments or any parent or subsidiary of Global Payments of a specified target return, or target growth in return, on equity or assets,

  . total shareholder return (Global Payments' stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period,

  .  Global Payments' stock price,

  . the achievement by Global Payments or a business unit of Global Payments, a parent or subsidiary of a specified target, or target growth in, revenue, profit contribution, net income, EBIT, EBITDA, return on investment, return on assets or earnings per share,

  . the achievement by Global Payments or a business unit of Global Payments, a parent or subsidiary of a specified target, or target growth in, operating income and/or margin percentage of revenue, or

  .  any combination of the above.

 Limitations on Transfer

   No participant may transfer or assign an award under the LTIP other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order. The committee may permit other transfers if it deems appropriate.

 Acceleration of Vesting Upon Certain Events

   Upon a participant's death or disability, all of his or her outstanding awards will become fully vested and exercisable. The awards will thereafter continue or terminate in accordance with the other provisions of the LTIP and the award agreement. In addition, the committee may at any time in its discretion declare any or all awards to be fully or partially vested and exercisable. The committee may discriminate among participants or among awards in exercising such discretion.

 Effect on Options of Retirement

   Upon a participant's retirement (as defined in the LTIP), all of his or her outstanding options will fully vest and will remain exercisable for five years or until the earlier expiration of the option.

 Termination and Amendment

   Our Board of Directors or the committee may at any time amend or terminate the LTIP without shareholder approval, but it may condition any amendment on the approval of its shareholders if such approval is necessary or advisable under tax, securities or other applicable laws, policies or regulations. The committee may amend or terminate any outstanding award without the participant's approval, but the amendment or termination may not, without the participant's consent, reduce or diminish the value of the award determined as if it had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination.

 Certain Federal Income Tax Effects

   The following discussion is a summary of the federal income tax provisions relating to the grant and exercise of awards under the LTIP and the subsequent sale of common stock acquired under the LTIP. The tax effect of exercising awards may vary depending upon the particular circumstances, and the income tax laws and regulations change frequently.

   . Non-qualified Stock Options. There will be no federal income tax consequences to a participant or to us upon the grant of a non-qualified stock option. When the participant exercises a non-qualified option, however, he or she will realize ordinary income in an amount equal to the excess of (1) the fair market value of the option shares that he or she receives upon exercise of the option at the time of exercise over (2) the exercise price, and we will be allowed a corresponding federal income tax deduction, subject to applicable limitations. Any gain that a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long he held the shares.

   . Incentive Stock Options. There typically will be no federal income tax consequences to a participant or to us upon the grant or exercise of an incentive stock option. If the participant holds the option shares for the required holding period of at least two years after the date the option was granted or one year after exercise the option, the difference between (1) the exercise price and (2) the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will realize taxable ordinary income in an amount equal to the excess of (1) the fair market value of the option shares at the time of exercise over (2) the exercise price, and we will be allowed a federal income tax deduction equal to such amount, subject to applicable limitations. While the exercise of an incentive stock option does not result in current taxable income, the excess of (1) the fair market value of the option shares at the time of exercise over (2) the exercise price will be an item of adjustment for purposes of determining the participant's alternative minimum tax income.

   . Stock Appreciation Rights. The participant will not recognize income, and we will not be allowed a tax deduction, at the time a stock appreciation right is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of common stock received will be ordinary income, and we will be allowed a tax deduction equal to that amount, subject to applicable limitations.

   . Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time, subject to applicable limitations. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, he will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount a participant paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time, subject to applicable limitations. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, he or she will not be able to recover the tax previously paid pursuant to his or her section 83(b) election.

   . Performance Shares. A participant will not recognize income, and we will not be allowed a tax deduction, at the time performance shares are granted. When the participant receives payment under the performance shares, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant, and we will be allowed as corresponding tax deduction at that time, subject to applicable limitations.

 Benefits to Named Executive Officers and Others

   As of the date of this information statement, no awards had been granted or approved for grant under the LTIP, other than replacement awards for NDC options forfeited as a result of the Distribution. Any future awards under the LTIP will be made at the discretion of the committee or our Board of Directors. Consequently, it is not presently possible to determine either the benefits or amounts that will be received by any particular person or group pursuant to the LTIP.

Global Payments Employee Stock Purchase Plan

   On        , 2000, we adopted the Global Payments Inc. 2000 Employee Stock
Purchase Plan. NDC, as our sole shareholder, approved the ESPP on         ,
2000. The following summary is qualified by reference to the full text of the ESPP, which is filed as an exhibit to the Registration Statement on Form 10 which we have filed with the SEC. See "Where You Can Obtain Additional Information."

   We established the ESPP to encourage ownership of our common stock among our employees and employees of our subsidiaries that we designate as eligible to participate in the ESPP.

   Our compensation committee will administer the ESPP. Subject to the express provisions of the ESPP, the committee has authority to interpret and construe the provisions of the ESPP, to adopt rules and regulations for administering the ESPP, and to make all other determinations necessary or advisable for administering the ESPP. The committee will select from time to time an administrator to operate and perform the daily administration of the ESPP and maintain records of the ESPP.

   A maximum of       shares of our common stock will be made available for
purchase by participants under the ESPP, subject to appropriate adjustment for stock dividends, stock split or combination of shares, recapitalization or other changes in our capitalization. The shares issuable under the ESPP may be issued out of authorized but unissued shares or may be shares issued and later acquired by us. We may use all cash received or held by us under the ESPP for any corporate purpose.

   All of our employees or employees of our participating subsidiaries who are regularly scheduled to work at least 20 hours each week and at least five months each calendar year are eligible to participate in the ESPP. As of the
distribution date, there will be approximately          employees eligible to
participate in the ESPP.

   An eligible employee may elect to become a participant in the ESPP by filing with the administrator a request form, which authorizes a regular payroll deduction from the employee's paycheck. A participants' request form authorizing a payroll deduction will remain effective from offering period to offering period until amended or canceled. Offering periods are the three-month periods beginning January 1, April 1, July 1 and October 1 of each year during which options to purchase common stock are outstanding under the ESPP. The first offering period will begin on the first trading day following distribution and will end on March 31, 2001. A participant's payroll deduction must be in any whole dollar amount or percentage from one to twenty percent of such participant's eligible compensation payable each pay period, and at any other time an element of eligible compensation is payable. A participant may not make cash contributions or payments to the ESPP.

   We will establish a book account for each participant, to which the participant's payroll deductions will be credited, until these amounts are either withdrawn, distributed or used to purchase common stock, as described below. No interest will be credited on these cash amounts. Whole shares of common stock will be held in the participant's account until distributed as described below.

   On the first day of each offering period we will grant to each eligible employee an option to purchase on the last day of the offering period (the "purchase date") at the price described below (the "purchase price") the number of full shares of common stock which the cash credited to the participant's account at that time will purchase at the purchase price. An employee may not be granted an option for an offering period if immediately after the grant, he or she would own five percent or more of the total combined voting power or value of all classes of stock of Global Payments or any of its subsidiaries. A participant cannot receive options that, in combination with options under other plans qualified under Section 423 of the Code, would result in the purchase of shares having an aggregate fair market value of more than $25,000 during any calendar year. The maximum number of shares of common stock that any participant may purchase in the ESPP during any one offering period is shares.

   Unless the cash credited to a participant's account is withdrawn or distributed, his or her option to purchase shares of common stock will be deemed to have been exercised automatically on the purchase date. We will refund to the participant the cash balance, if any, remaining in the participant's account at the end of an offering period without interest. The purchase price will be the lesser of (i) 85% of the fair market value of the common stock on the first trading day of the offering period; or (ii) 85% of the fair market value of the common stock on the last trading day of the offering period. Since the shares will be purchased at less than market value, employees will receive a benefit from participating in the ESPP.

   A participant may not transfer options granted under the ESPP other than by will or by the laws of descent and distribution. The participant may exercise the options only during his or her lifetime. Participation in the ESPP will not be deemed to give to any employee the right to be retained as our employee or an employee of any of our subsidiaries. If a participant terminates employment, the cash balance in the participant's account will be returned to him or her in cash, without interest, as soon as practicable, and certificates for the shares of common stock credited to the participant's account will be distributed as soon as practicable or other appropriate evidence of ownership effected.

   The committee may amend or terminate the ESPP at any time, but no amendment may affect any outstanding right (unless required by law) or, unless previously approved by our shareholders if required by applicable law or rule, no amendment may materially affect the eligibility requirements or increase the number of shares of common stock eligible for purchase under the ESPP. If the ESPP is terminated, the administrator will terminate all contributions to the ESPP and distribute participants' cash balances as soon as practicable, without interest.

 Certain Federal Income Tax Effects

   The ESPP is designed to qualify as an employee stock purchase plan under
Section 423 of the Internal Revenue Code. A general summary of the federal income tax consequences regarding the ESPP is stated below.

   Neither the grant nor the exercise of options under the ESPP will have a tax impact on us or the participant. If a participant disposes of the common stock acquired upon the exercise of his or her options after at least two years from the date of grant and one year from the date of exercise, then the participant must treat as ordinary income the amount by which the lesser of (1) the fair market value of the common stock at the time of disposition, or (2) the fair market value of the common stock at the date of grant, exceeds the purchase price. Any gain in addition to this amount will be treated as a capital gain. If a participant holds common stock at the time of his or her death, the holding period requirements are automatically deemed to have been satisfied and he or she will realize ordinary income in the amount by which the lesser of (1) the fair market value of the common stock at the time of death, or (2) the fair market value of the common stock at the date of grant exceeds the purchase price. We will not be allowed a deduction if the holding period requirements are satisfied. If a participant disposes of common stock before expiration of two years from the date of grant and one year from the date of exercise, then the participant must treat as ordinary income the excess of the fair market value of the common stock on the date of exercise of the option over the purchase price. Any additional gain will be treated as long-term or short-term capital gain or loss, as the case may be. We will be allowed a federal income tax deduction equal to the amount of ordinary income recognized by the participant.

   The above discussion is intended to summarize the applicable provisions of the Code which are in effect as of the date of this registration statement. The tax consequences of participating in the ESPP may vary with respect to individual situations. Accordingly, participants should consult with their tax advisors in regard to the tax consequences of participating in the ESPP as to both federal and state income tax considerations.

 Benefits to Named Executive Officers and Others

   Participation in the ESPP is voluntary. Consequently, it is not presently possible to determine either the benefits or amounts that will be received by any person or group pursuant to the ESPP.

Employment, Severance and Change of Control Agreements

   Paul R. Garcia, Thomas M. Dunn, James G. Kelly and Barry W. Lawson. Each of Messrs. Garcia, Dunn, Kelly and Lawson entered into employment agreements with NDC in 2000, the material terms of which are summarized below. These employment agreements will be assumed by Global Payments at the effective time of the distribution.

   The executive is entitled to a minimum annual salary, subject to yearly review, plus an annual at-risk incentive bonus opportunity, which is determined annually based on a range of specific financial objectives reflecting his area and scope of responsibility. The executive is also entitled to participate in all incentive, savings and welfare benefit plans generally made available to executive officers of the employer. The current annual salaries of these executive officers are as follows: Mr. Garcia--$400,000; Mr. Dunn--$300,000; Mr. Kelly--$300,000; and Mr. Lawson--$250,000.

   Each of Messrs. Garcia, Dunn, Kelly and Lawson has agreed in his employment agreement not to disclose confidential information or compete with the employer, and not to solicit the employer's customers or recruit its employees, for a period of 24 months following the termination of his employment.

   Each of the employment agreements may be terminated by the employer at any time for "cause" or "poor performance" (as defined therein) or for no reason, or by the executive with or without "good reason" (as defined therein). The agreement will also be terminated upon the death, disability or retirement of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below.

   If, prior to a change in control, the executive's employment is terminated by the employer without cause (but not for poor performance) or he resigns for good reason, the employer will be required to pay him his accrued salary and benefits through the date of termination plus a portion of his target annual bonus for the current year. For up to 18 months, or until he is employed elsewhere or he violates certain restrictive covenants, the employer will continue to pay the executive his base salary and will provide him with health insurance coverage. In addition, all of the executive's restricted stock awards will vest and those stock options that would have vested in the next 24 months will vest and remain exercisable for 90 days after the end of the salary continuation period, as described above.

   If, prior to a change in control, the executive's employment is terminated by the employer for poor performance, the employer will be required to pay him his accrued salary and benefits through the date of termination plus a portion of his target annual bonus for the current year. For up to 12 months, or until he is employed elsewhere or he violates certain restrictive covenants, the employer will continue to pay the executive his base salary and will provide him with health insurance coverage. In addition, all of the executive's restricted stock awards and stock options that would have vested in the next 24 months will vest and the options will remain exercisable for 90 days after the earlier of six months or the end of the salary continuation period, as described above.

   Mr. Kelly's agreement provides that if the distribution has not occurred by June 2001, he may voluntarily terminate his employment. If Mr. Kelly terminates his employment prior to a change in control, the employer will pay him his accrued salary and benefits through the date of termination. In addition, for 12 months, or until he violates certain restrictive covenants, the employer will continue to pay Mr. Kelly his base salary and one-twelfth of his target annual bonus (reduced by any salary and bonus payable by a subsequent employer during such time) and will provide him with health insurance coverage. In addition, all of his restricted stock awards will vest.

   If, within 36 months after a change in control, the executive's employment is terminated by the employer without cause or he resigns for good reason, the employer will be required to pay him his accrued salary and benefits through the date of termination plus 100% of his annual bonus opportunity for the current year. For 24 months or unless he violates certain restrictive covenants, the employer will continue to pay the executive his base salary and will provide him with health insurance coverage. In addition, all of the executive's restricted stock awards and stock options will vest and the options will remain exercisable for 90 days after the end of the salary continuation period, as described above.

   Whether or not a change in control shall have occurred, if the employment of the executive is terminated by reason of his death, disability or retirement, he will be entitled to his accrued salary and benefits through the date of termination and any death, disability or retirement benefits that may apply, but no additional severance amount. If the employer terminates the executive for cause, or if he resigns from the employer without good reason, he will be entitled to his accrued salary and benefits through the date of termination, but no additional severance amount. If Mr. Kelly terminates under these conditions before April 2001, he will be required to repay any advance on his first annual bonus and certain relocation costs paid by the employer.

   For purposes of these employment agreements, a change in control of the employer is generally defined as the acquisition by a third party of 35% or more of the voting power of the employer, or the consummation of certain mergers, asset sales or other major business combinations. A restructuring or separation of any line of business of the employer will not, of itself, constitute a change in control. Each of these employment agreements provides that the executive will be entitled to a tax gross-up payment from the employer to cover any excise tax liability he may incur as a result of payments or benefits contingent on a change in control, but such gross-up payment will be made only if the after-tax benefit to the executive of such tax gross-up is at least $50,000. If not, the benefits would be reduced to an amount that would not trigger the excise tax.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   Currently, and until the distribution, NDC holds all of our outstanding shares. Based on what we know about the ownership of NDC common stock, we expect the following persons to own beneficially more than 5% of our outstanding shares outstanding immediately following the distribution. These beneficial owners may alter their holdings following the date of distribution.

                                                      Shares      Percentage of
                                                   Beneficially    Outstanding
Name of Beneficial Owner                             Owned(1)        Shares
------------------------                           ------------   -------------
Massachusetts Financial Services Company(2)......   3,349,939         10.2%
Wanger Asset Management, Ltd., Wanger Asset
 Management L.P., and Acorn Investment Trust(3)..   3,139,500          9.5%
T. Rowe Price Associates, Inc.(4)................   1,720,950(5)       5.2%

--------
(1) Assumes for purposes of this table a distribution ratio of one share of Global Payments common stock for each share of NDC common stock held.
(2) This information is contained in a Schedule 13G dated May 11, 2000 filed by Massachusetts Financial Services Company with the Securities and Exchange Commission, a copy of which was received by NDC. Such Schedule 13G states that Massachusetts Financial Services has sole voting power with respect to 2,738,479 shares and sole dispositive power with respect to 3,349,939 shares.
(3) This information is contained in a Schedule 13G dated February 11, 2000 filed by Wanger Asset Management Ltd. ("WAM"), Wanger Asset Management L.P. ("WAM L.P.") and Acorn Investment Trust with the Commission, a copy of which was received by NDC. Such Schedule 13G states that WAM, WAM L.P. and Acorn have shared voting and dispositive power with respect to all shares.
(4) This information is contained in a Schedule 13G dated June 9, 2000 filed by
    T. Rowe Price Inc. ("Price Associates") with the Commission, a copy of which was received by NDC. Such Schedule 13G states that Price Associates has sole voting power with respect to 311,750 shares and sole dispositive power with respect to 1,720,950 shares.
(5) These securities are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

                       BENEFICIAL OWNERSHIP OF MANAGEMENT

   Currently, and until the distribution, NDC holds all of our outstanding shares; therefore, none of our directors or executive officers owns any of the shares. We predict that following the distribution, our directors and executive officers will beneficially own that number of shares set forth below subject to adjustments to the stock options and restricted stock to give effect to the distribution. Unless otherwise indicated, the projections are based on the number of NDC shares held by such persons as of August 31, 2000 and reflect the distribution ratio of one Global Payments share for every share of common stock of NDC held on the record date.

                                                       Shares      Percentage of
                                                    Beneficially    Outstanding
   Name                                             Owned(1)(2)       Shares
   ----                                             ------------   -------------
Executive Officers:
 Paul R. Garcia....................................     66,928(4)         *
 Thomas M. Dunn....................................     86,162(5)         *
 James G. Kelly....................................     32,075(6)         *
 Barry W. Lawson...................................     12,600(7)         *

Directors:
 Edwin J. Burba, Jr................................
 Paul R. Garcia....................................           (3)         *
 Pete Hart.........................................
 William I Jacobs..................................
 Robert A. Yellowlees..............................  1,286,845(8)      3.92%
                                                     ---------         ----
All Directors and Executive Officers named above,
 which included
 8 persons as a group..............................

--------
*  Less than 1%
(1) The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. The beneficial owner has both voting and investment power over the shares, unless otherwise indicated. Shares underlying stock options that are exercisable within 60 days are deemed to be outstanding for the purpose of computing the outstanding shares owned by that particular person and by the group but are not deemed outstanding for other purposes.
(2) Assumes for purposes of this table a distribution ratio of one share of Global Payments common stock for each share of NDC common stock held. The stock options and restricted stock included in the numbers above have not been adjusted to give effect to the distribution.
(3) Amounts listed for Mr. Garcia are set forth under Executive Officers.
(4) This amount includes 56,928 shares of restricted stock over which Mr. Garcia currently has sole voting power only.
(5) This amount includes 34,160 shares of common stock of which Mr. Dunn has the right to acquire beneficial ownership and 38,705 shares of restricted stock over which he currently has sole voting power only.
(6) This amount represents restricted stock over which Mr. Kelly has sole voting power only.
(7) This amount represents restricted stock over which Mr. Lawson has sole voting power only.
(8) This amount includes 815,825 shares of common stock of which Mr. Yellowlees has the right to acquire beneficial ownership, 40,000 shares held by The Yellowlees Charitable Trust, of which Mr. Yellowlees is the Trustee, 48,660 shares of restricted stock over which he currently has sole voting power only and 7,839 shares held by Mr. Yellowlees' wife as to which he disclaims all beneficial ownership.

                 DESCRIPTION OF GLOBAL PAYMENTS' CAPITAL STOCK

Authorized Capital Stock

   Our Articles of Incorporation authorize 205,000,000 shares of all classes of stock, of which 5,000,000 are shares of preferred stock, and 200,000,000 are shares of common stock, no par value. Based on the number of NDC shares
outstanding on            ,               of our shares, constituting all of
outstanding shares as of such date, will be issued to NDC stockholders on the distribution date. All of the shares to be distributed to NDC stockholders in the distribution will be fully paid and non-assessable.

   We have reserved      shares for issuance under our 2000 Long-Term Incentive
Plan      shares for issuance under our 2000 Employee Stock Purchase Plan and shares for issuance under our 2000 Non-Employee Directors Stock Option Plan. No shares of preferred stock have been issued, although shares of preferred stock have been reserved for issuance under the Rights Agreement (as described below).

   The following summary describes material provisions of our Articles of Incorporation and By-laws. This summary is not complete and is subject to, and qualified in its entirety by, the text of these documents. You should read copies of these documents, which are included as exhibits to the Registration Statement on Form 10 which we have filed with the SEC. See "Where You Can Obtain Additional Information."

Common Stock

   Our shareholders will be entitled to one vote for each share on all matters voted on by shareholders, and our shareholders will possess all voting power, except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of our preferred stock. Shareholders have no cumulative voting rights. Accordingly, the holders of a majority of our shares voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our Board of Directors, our shareholders will be entitled to such dividends as our Board of Directors may declare from time to time from funds available therefor and, upon liquidation, will be entitled to receive pro rata all of our assets available for distribution to such holders. See "Risk Factors--We may not be able or we may decide not to pay dividends at a level anticipated by shareholders on our common stock, which could reduce your return on shares you hold" on page 17 and "Dividend Policy" on page 32.

Preferred Stock

   Our Articles of Incorporation authorize our Board of Directors, without further shareholder approval (except as may be required by applicable law or New York Stock Exchange regulations), to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as stated in the resolution adopted by our Board of Directors providing for the issuance of such series and as are permitted by the Georgia Business Corporation Code. See "Anti-Takeover Effects of Our Articles of Incorporation, By-laws, Rights Agreement and Georgia Law--Preferred Stock" on page 60. If our Board of Directors issues preferred stock, the rights and privileges of our shareholders could be made subject to the rights and privileges of the holders of preferred stock. We have no plans to issue any preferred stock, except that our Rights Agreement provides for the issuance of shares of participating preferred stock under the circumstances specified in the Rights Agreement, upon exercise or exchange of rights issued thereunder. See "Anti-Takeover Effects of Our Articles of Incorporation, By-laws, Rights Agreement and Georgia Law-- Rights Agreement" beginning on page 60.

No Preemptive Rights

   No shareholder of any class of stock authorized at the distribution date will have any preemptive right to subscribe to any kind or class of our securities.

Transfer Agent And Registrar

   Our transfer agent and registrar is SunTrust Bank.

                             ANTI-TAKEOVER EFFECTS
                   OF OUR ARTICLES OF INCORPORATION, BY-LAWS,
                        RIGHTS AGREEMENT AND GEORGIA LAW

General

   Our Articles of Incorporation, By-laws, Rights Agreement and the Georgia Business Corporation Code contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our Board of Directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable us, particularly (but not exclusively) in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner which will foster long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interests of our company and its shareholders. See also "--Rights Agreement" beginning on page 60 and "Anti-Takeover Legislation--Georgia Law" beginning on page 62. These provisions could discourage third parties from making proposals to acquire or control our company, even if some of the proposals, if made, might be considered desirable by a majority of our shareholders.

   These provisions may also make it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors. In addition, certain provisions of the Tax Agreement may also have the effect of discouraging third parties from proposing to acquire or control us prior to the second anniversary of the distribution date. See "Relationship Between NDC and Global Payments Following the Distribution--Tax Sharing and Indemnity Agreement" beginning on page 23. Set forth below is a description of the provisions contained in our Articles of Incorporation and By-laws, the Rights Agreement and the Georgia Code that could impede or delay an acquisition of control that our Board of Directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our Articles of Incorporation, By-laws and Rights Agreement, copies of which are included as exhibits to the Registration Statement on Form 10 which we have filed with the SEC. See "Where You Can Obtain Additional Information."

Classified Board of Directors

   Before the distribution, our Articles of Incorporation and By-laws will divide our Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See "Management--Directors" beginning on page 43.

   Our staggered Board of Directors could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our Board of Directors until the second annual shareholders meeting following the date on which the acquiror obtains the controlling stock interest. This result could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company.

Number of Directors; Removal; Filling Vacancies

   Our Articles of Incorporation and By-laws provide that the number of directors shall be fixed by resolution of our shareholders or by resolution of two-thirds ( 2/3) of the Board of Directors, from time to time. Our Articles of Incorporation provide that shareholders may remove directors only for cause and by the affirmative vote of at least two-thirds ( 2/3) of the shares entitled to vote.

   Only a majority vote of the remaining directors, or if only one, the sole remaining director, may fill vacancies on the Board of Directors.

Shareholder Action

   Shareholder action may be taken only at an annual meeting of shareholders or a special meeting of shareholders or by the unanimous written consent of all of the shareholders. Special meetings of shareholders may be called by our Board of Directors, by the chairman of the Board of Directors or the affirmative vote of at least two-thirds ( 2/3) of the shares entitled to vote.

Advance Notice for Shareholder Proposals or Nominations at Meetings

   Any shareholder proposals or director nominations must be provided to us in writing at least 120 days before the date of an annual meeting of shareholders (in determining such date, one uses the mailing date for the previous year's annual meeting) or, in the case of a special meeting of shareholders, within 10 days after notice of the meeting was sent to the shareholders. This provision may preclude shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

Amendments to By-laws

   Either the Board of Directors or the holders of two-thirds ( 2/3) of the shares of stock entitled to vote at an annual or special meeting of shareholders may amend or repeal our By-laws.

Preferred Stock

   Our Board of Directors has the power to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series.

   The authorized shares of preferred stock, as well as common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which our securities may be listed. We will be able to issue shares of preferred stock without the expense and delay of a special shareholders' meeting. We believe that the availability of preferred stock provides us with increased flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. Although our Board of Directors has no present intention to issue a series of preferred stock, it does have the power (subject to applicable law) to do so. Our Rights Agreement provides for the issuance of shares of participating preferred stock under the circumstances specified in the Rights Agreement, upon exercise or exchange of rights issued thereunder. The preferred stock could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock that has class voting rights might impede a business combination because the holders of that series of preferred stock may be able to block such a transaction. See "--Rights Agreement" below.

Rights Agreement

   We will issue one preferred share purchase right for each share of our common stock distributed in the distribution.

   The rights are designed to ensure that all shareholders receive fair and equal treatment in the event of any unsolicited proposal to acquire control of our company and to guard against takeover tactics that are not in the best interests of all shareholders. The rights could make a third party's acquisition attempt more difficult if the transaction is not approved by our Board of Directors.

   Concurrent with the distribution, our Board of Directors will declare a distribution of one right for each outstanding share of our common stock to
shareholders of record at the close of business on              , 2000 and for
each share of common stock issued (including shares distributed from treasury) by us thereafter and prior to the Separation Time (as described below). Each right entitles the registered holder to purchase from us one ten-thousandth ( 1/10,000th) of a share (which we refer to as a unit) of Series A Junior Participating Preferred Stock, par value $1.00 per share, at a purchase price of $100 per unit, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement. See "Where You Can Obtain Additional Information."

   Initially, the rights will attach to all certificates representing shares of our outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from the common stock (or flip-in) and the Separation Time will occur upon the earlier of :

  . ten business days (unless otherwise accelerated or delayed by our Board of Directors) following our public announcement that a person or group of affiliated or associated persons (referred to as an acquiring person) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of our then-outstanding shares of common stock, or

  . ten business days (unless otherwise delayed by the our Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the then-outstanding shares of our common stock.

   Promptly after the Separation Time, we will mail rights certificates to holders of record of common stock as of the close of business on the date when the Separation Time occurs and, thereafter, the separate rights certificates alone will represent the rights. Effective as of the Separation Time, holders of rights that are or were beneficially owned by an acquiring person or an acquiring persons' affiliate or associate thereof or by any transferee of any of the foregoing, shall be void.

   The rights are not exercisable until the Separation Time and will expire at
the close of business on        , 2010 unless we earlier exchange or terminate
them, as described below.

   If a flip-in occurs and if we have not terminated the rights, then a right entitles its holder to acquire shares of our common stock (rather than preferred stock) having a value equal to twice the right's exercise price. Instead of issuing shares of common stock upon exercise of a right following a flip-in date, we may substitute one ten-thousandth ( 1/10,000th) of a share of preferred stock for each share of common stock issuable. In the event we do not have sufficient treasury shares or authorized but unissued shares of common stock or preferred stock to permit exercise in full of the rights, we may substitute cash, debt or equity securities or other assets (or any combination of the above). In addition, our Board of Directors may, after a flip-in date and prior to the time that an acquiring person becomes the beneficial owner of more than 50% of the common stock, elect to exchange all outstanding rights (other than rights that have become void) for shares of common stock at an
exchange ratio (subject to adjustment) of     share of common stock per right.
Notwithstanding any of the foregoing, rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an acquiring person will be null and void.

   Following the flip-in date, if an acquiring person controls our Board of Directors, then we shall not enter into an agreement with respect to, consummate or permit to occur any (i) consolidation, merger or share exchange if either the acquiring person (or an affiliate or associate of the acquiring person) is a party to the transaction or the terms of the transaction are not the same for the acquiring person as for the other holders of common stock or
(ii) sale or transfer of a majority of our assets, unless, in each case, we enter into an agreement for the benefit of the holders of the rights (other than rights that have become void) providing that upon consummation of such transaction each right (other than rights that have become void) shall constitute the right to purchase stock in the acquiring entity having a value equal to twice the exercise price of the rights.

   The exercise price payable and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of common stock outstanding.

   If prior to the Separation Time, we distribute securities or assets in exchange for common stock (other than regular cash dividends or a dividend paid solely in common stock) whether by dividend, reclassification, or otherwise, we shall make such adjustments, if any, in the exercise price, number of rights and otherwise as the Board of Directors deems appropriate.

   At any time until the close of business on the flip-in date, the Board of Directors may terminate all of the rights without any payment to the holders thereof. The Board of Directors may condition termination of the rights upon the occurrence of a specified future time or event. Rights that are terminated will become null and void.

   Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the flip-in date without the approval of holders of the rights, and thereafter, the Rights Agreement may be amended without approval of the holders of the rights in any way which does not materially adversely affect the interests of the rights holders generally or to cure an ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

   Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or to our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable.

   We have initially reserved          whole shares of preferred stock for
issuance upon exercise of the rights. The number of shares of preferred stock subject to the rights may be increased or decreased (but not below the number of shares then outstanding) by our Board of Directors.

   Each unit of preferred stock will receive dividends at a rate per unit equal to any dividends (except dividends payable in common stock) paid with respect to a share of common stock and, on a quarterly basis, an amount per whole share
of preferred stock equal to the excess of $       over the aggregate dividends
per whole share of preferred stock during the immediately preceding three-month period.

   In the event of liquidation, the holder of each unit of preferred stock will
receive a preferred liquidation payment equal to the greater of $        or the
per share amount paid in respect of a share of common stock.

   Each unit of preferred stock will have one vote, voting together with the common stock.

   In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of common stock are exchanged, each unit of preferred stock will be entitled to receive the per share consideration paid in respect of each share of common stock.

   The rights of holders of the preferred stock as to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary anti-dilution provisions.

   Because of the nature of the preferred stock's dividend, liquidation and voting rights, the economic value of one unit of preferred stock that may be acquired upon the exercise of each right should approximate the economic value
of     share of common stock.

   The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights will not interfere with any merger, statutory share exchange or other business combination approved by our Board of Directors since the rights may be terminated upon resolution of our Board of Directors at any time on or before the close of business on a date ten business days after our announcement that a person has become an acquiring person. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our Board of Directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of us or seeking to obtain control of us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

Anti-Takeover Legislation--Georgia Law

   The Georgia Code generally restricts a company from entering into certain business combinations with any person or entity that is the beneficial owner of at least 10% of a company's voting stock or its affiliates for a period of five years after the date on which such shareholder obtained 10% of the company's stock, unless

(i) the Board of Directors approves the transaction prior to the date such person obtained 10% of the stock, (ii) the shareholder acquires 90% of the company's voting stock in the same transaction in which it exceeds 10%, or
(iii) subsequent to acquiring 10% of the stock, the shareholder acquires 90% of the company's voting stock and the holders of a majority of the voting stock entitled to vote, other than the shareholder seeking to enter into the business combination, approves the business combination. We have elected to be covered by this business combination statute.

   The Georgia Code also contains provisions that impose certain fair price and other procedural requirements applicable to certain business combinations with any person who owns 10% or more of the common stock. These statutory requirements restrict business combinations with, and accumulations of shares of voting stock of, certain Georgia corporations. The fair price statute applies to a company only if the company elects to be covered by the restrictions imposed by these statutes. We have not elected to be covered by the fair price statute.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Our Articles of Incorporation eliminate the personal liability of our directors to our company or its shareholders for monetary damages for breach of fiduciary duty as a director to the extent permitted under the Georgia Code. Our directors remain liable for (i) any appropriation, in violation of the director's duties, of any business opportunity, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions as set forth in Section 14-2-832 of the Georgia Code, or (iv) any transactions from which the director derived an improper personal benefit. If the Georgia Code is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Georgia Code, as amended, without further action by the shareholders. These provisions in our Articles of Incorporation will limit the remedies available to a shareholder in the event of breaches of any director's duties.

   Our By-laws require us to indemnify and hold harmless any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in the right of our company) because the person is or was our director or officer against liability incurred in such proceeding. We are not, however, required to indemnify officers and directors for liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for (i) any appropriation, in violation of the director's or officer's duties, of any business opportunity,
(ii) any acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) any types of liability with respect to distributions as set forth in Section 14-2-832 of the Georgia Code, or (iv) any transaction from which such officer or director received an improper personal benefit. In addition, our By-laws provide that we (i) must advance funds to pay or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding because that person is a director or officer if other conditions are satisfied, and (ii) may indemnify and advance expenses to any employee or agent who is not a director or officer to the same extent and subject to the same condition that we could, without shareholder approval under the Georgia Code, indemnify and advance expenses to a director.

   There is no pending litigation or proceeding involving any of our directors, officers, employees or any other agent of as to which indemnification is sought by any director, officer, employee or other agent.

                                    EXPERTS

   The consolidated financial statements for us and our subsidiaries at May 31, 2000 and May 31, 1999, and for each of the three years in the period ended May 31, 2000, appearing in this Information Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon said report given on the authority of such firm as experts in giving said reports.

                  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

   We have filed a Registration Statement on Form 10 with the Securities and Exchange Commission under the Exchange Act, with respect to our common stock and the preferred stock purchase rights associated with each share of our common stock. This document does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

   You may inspect and copy the Registration Statement and the exhibits thereto at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional

Offices of the Securities and Exchange Commission at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is
http://www.sec.gov. Our website address is http://www.           . com.

   After the distribution, we will be required to comply with the reporting requirements of the Exchange Act and to file with the SEC reports, proxy statements and other information as required by the Exchange Act. Additionally, we will be required to provide our annual reports containing audited financial statements to our shareholders in connection with its annual meetings of shareholders. After the distribution, you may inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC or obtained by mail or over the Internet from the SEC, as described above. After the distribution, the Global Payments shares will be listed on the New York Stock Exchange. When the Global Payments shares commence trading on the New York Stock Exchange, such reports, proxy statements and other information will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants..................................  F-2
Global Payments Inc. and Subsidiaries Consolidated Statements of Income
 for the Fiscal Years ended May 31, 2000, May 31, 1999 and May 31, 1998...  F-3
Global Payments Inc. and Subsidiaries Consolidated Balance Sheets as of
 May 31, 2000 and May 31, 1999............................................  F-4
Global Payments Inc. and Subsidiaries Consolidated Statements of Cash
 Flows for the Fiscal Years ended May 31, 2000, May 31, 1999 and May 31,
 1998.....................................................................  F-5
Global Payments Inc. and Subsidiaries Consolidated Statements of Changes
 in Shareholder's Equity for the Fiscal Years ended May 31, 2000, May 31,
 1999 and May 31, 1998....................................................  F-6
Footnotes to the Consolidated Financial Statements........................  F-7
Consolidated Schedule II--Valuation and Qualifying Accounts............... F-18
Report of Independent Public Accountants as to Schedule................... F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Global Payments Inc.:

   We have audited the accompanying consolidated balance sheets of the NDC eCommerce business segment (to be reorganized as Global Payments Inc., a Georgia corporation--Note 1) as of May 31, 2000 and May 31, 1999 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the NDC eCommerce business segment as of May 31, 2000 and May 31, 1999 and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

Atlanta, Georgia
August 25, 2000

                       CONSOLIDATED STATEMENTS OF INCOME
                     GLOBAL PAYMENTS INC. AND SUBSIDIARIES

               (See Note 1 to Consolidated Financial Statements)

                                                       Year Ended May 31,
                                                   ----------------------------
                                                     2000      1999      1998
                                                   --------  --------  --------
                                                   (In thousands, except per
                                                          share data)
Revenues.......................................... $340,033  $330,051  $291,547
                                                   --------  --------  --------
Operating expenses:
 Cost of service..................................  181,479   169,805   153,518
 Sales, general and administrative................   95,342    83,571    80,055
                                                   --------  --------  --------
                                                    276,821   253,376   233,573
                                                   --------  --------  --------
Operating income..................................   63,212    76,675    57,974
                                                   --------  --------  --------
Other income (expense):
 Interest and other income........................      796     1,183     1,450
 Interest and other expense.......................   (6,119)   (7,448)   (6,190)
 Minority interest in earnings....................   (4,117)   (3,809)   (2,626)
                                                   --------  --------  --------
                                                     (9,440)  (10,074)   (7,366)
                                                   --------  --------  --------
Income before income taxes........................   53,772    66,601    50,608
Provision for income taxes........................   20,725    25,265    19,531
                                                   --------  --------  --------
 Net income....................................... $ 33,047  $ 41,336  $ 31,077
                                                   ========  ========  ========
Basic weighted average shares outstanding.........   33,232    33,725    32,200
                                                   --------  --------  --------
Basic earnings per share.......................... $   0.99  $   1.23  $   0.97
                                                   ========  ========  ========


   The accompanying notes are an integral part of these Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                     GLOBAL PAYMENTS INC. AND SUBSIDIARIES

               (See Note 1 to Consolidated Financial Statements)

                                                             May 31,   May 31,
                                                               2000      1999
                                                             --------  --------
                                                              (In thousands)
ASSETS
Current assets:
 Cash and cash equivalents.................................. $  2,766  $  1,356
 Billed accounts receivable.................................   35,176    38,779
 Allowance for doubtful accounts............................   (1,231)   (1,202)
                                                             --------  --------
  Accounts receivable, net..................................   33,945    37,577
                                                             --------  --------
 Income tax receivable......................................      980     5,340
 Inventory..................................................    3,694     1,582
 Net merchant processing receivable.........................   20,486       --
 Deferred income taxes......................................      --        828
 Prepaid expenses and other current assets..................    6,475     3,956
                                                             --------  --------
  Total current assets......................................   68,346    50,639
                                                             --------  --------
Property and equipment, net.................................   28,665    31,769
Intangible assets, net......................................  173,726   184,074
Investments.................................................    5,000       --
Other.......................................................      330     1,122
                                                             --------  --------
  Total Assets.............................................. $276,067  $267,604
                                                             ========  ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
 Line of credit from NDC.................................... $ 96,125  $ 89,375
 Current portion of long-term debt..........................      --      6,000
 Obligations under capital leases...........................    2,900     3,400
 Accounts payable and accrued liabilities...................   25,249    27,660
 Deferred income taxes......................................      410
 Net merchant processing payable............................      --      1,794
                                                             --------  --------
  Total current liabilities.................................  124,684   128,229
                                                             --------  --------
Obligations under capital leases............................    4,332     6,374
Deferred income taxes.......................................    5,403     4,855
Other long-term liabilities.................................    2,291     1,401
                                                             --------  --------
  Total liabilities.........................................  136,710   140,859
                                                             --------  --------
Commitments and contingencies
Minority interest in equity of subsidiaries.................   18,472    18,732
Shareholder's equity:
 NDC equity investment......................................  121,250   108,178
 Cumulative translation adjustment..........................     (365)     (165)
                                                             --------  --------
  Total shareholder's equity................................  120,885   108,013
                                                             --------  --------
Total Liabilities and Shareholder's Equity.................. $276,067  $267,604
                                                             ========  ========

    The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     GLOBAL PAYMENTS INC. AND SUBSIDIARIES

               (See Note 1 to Consolidated Financial Statements)

                                                      Year Ended May 31,
                                                  ----------------------------
                                                    2000      1999      1998
                                                  --------  --------  --------
                                                        (In thousands)
Cash flows from operating activities:
 Net income...................................... $ 33,047  $ 41,336  $ 31,077
 Adjustments to reconcile net income to cash
  provided by operating activities before changes
  in assets and liabilities:
  Depreciation and amortization..................    9,688     9,438     8,650
  Amortization of acquired intangibles and
   goodwill......................................   10,340    10,515     9,806
  Deferred income taxes..........................    1,786     6,690     1,804
  Minority interest in earnings..................    4,117     3,809     2,626
  Provision for bad debts........................    1,019       479       502
  Other, net.....................................    1,500     1,909     1,884
                                                  --------  --------  --------
 Subtotal........................................   61,497    74,176    56,349
                                                  --------  --------  --------
 Changes in assets and liabilities which provided
  (used) cash, net of the effects of
  acquisitions:
  Accounts receivable, net.......................    2,423    (4,843)   (3,146)
  Merchant processing working capital............  (22,280)    1,488    (2,386)
  Inventory......................................   (2,112)     (739)      539
  Prepaid expenses and other assets..............   (1,269)      (54)   (2,493)
  Accounts payable and accrued liabilities.......     (999)   (3,589)    1,769
  Deferred income................................     (324)      150      (146)
  Income taxes...................................    4,360    (6,120)   (4,688)
                                                  --------  --------  --------
 Net cash provided by operating activities.......   41,296    60,469    45,798
                                                  --------  --------  --------
Cash flows from investing activities:
 Capital expenditures............................   (6,002)  (12,528)   (8,666)
 Business acquisitions, net of acquired cash.....      --     (1,484)  (16,966)
 Increase in investments.........................   (5,000)      --        --
                                                  --------  --------  --------
 Net cash used in investing activities...........  (11,002)  (14,012)  (25,632)
                                                  --------  --------  --------
Cash flows from financing activities:
 Net borrowings (repayments) under lines of
  credit.........................................    6,750   (20,000)   37,500
 Net decrease in NDC equity investment...........  (21,800)  (18,596)  (50,351)
 Net principal payments under capital lease
  arrangements and other long-term debt..........   (9,457)   (3,552)   (3,431)
 Distributions to minority interests.............   (4,377)   (4,080)   (5,118)
                                                  --------  --------  --------
 Net cash provided by (used in) financing
  activities.....................................  (28,884)  (46,228)  (21,400)
                                                  --------  --------  --------
Increase (decrease) in cash and cash
 equivalents.....................................    1,410       229    (1,234)
Cash and cash equivalents, beginning of period...    1,356     1,127     2,361
                                                  --------  --------  --------
Cash and cash equivalents, end of period......... $  2,766  $  1,356  $  1,127
                                                  ========  ========  ========

    The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                     GLOBAL PAYMENTS INC. AND SUBSIDIARIES

               (See Note 1 to Consolidated Financial Statements)

                                                          Accumulated
                                                             Other
                                              NDC Equity Comprehensive  Total
                                              Investment     Loss       Equity
                                              ---------- ------------- --------
                                                       (In thousands)
Balance at May 31, 1997......................  $104,027      $  17     $104,044
                                               --------      -----     --------
 Comprehensive income
  Net income.................................    31,077                  31,077
  Foreign currency translation adjustment....                 (141)        (141)
                                                                       --------
 Total comprehensive income..................                            30,936
                                                                       --------
 Net transactions with NDC...................   (13,264)                (13,264)
 Net distributions to NDC....................   (36,820)                (36,820)
                                               --------      -----     --------
Balance at May 31, 1998......................    85,020       (124)      84,896
                                               --------      -----     --------
 Comprehensive income
  Net income.................................    41,336                  41,336
  Foreign currency translation adjustment....                  (41)         (41)
                                                                       --------
 Total comprehensive income..................                            41,295
                                                                       --------
 Net transactions with NDC...................   (13,224)                (13,224)
 Net distributions to NDC....................    (4,954)                 (4,954)
                                               --------      -----     --------
Balance at May 31, 1999......................   108,178       (165)     108,013
                                               --------      -----     --------
 Comprehensive income
  Net income.................................    33,047                  33,047
  Foreign currency translation adjustment....                 (200)        (200)
                                                                       --------
 Total comprehensive income..................                            32,847
                                                                       --------
 Net transactions with NDC...................   (12,718)                (12,718)
 Net distributions to NDC....................    (7,257)                 (7,257)
                                               --------      -----     --------
Balance at May 31, 2000......................  $121,250      $(365)    $120,885
                                               ========      =====     ========


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Spin off and Basis of Presentation

   In December 1999, National Data Corporation announced its intent to spin-off the NDC eCommerce business segment into a separate publicly traded company with its own management and Board of Directors. This Distribution is expected to
occur on            , 2000 (the "Distribution Date") and will be accomplished
by forming Global Payments Inc. ("Global Payments"), transferring the stock of the companies which comprise the NDC eCommerce business segment to Global Payments and then distributing all of the shares of common stock of Global Payments to NDC's stockholders. NDC stockholders are assumed to receive one share of Global Payments for each NDC share held as of the Distribution Date; the actual distribution ratio is to be determined. The actual total number of shares of Global Payments common stock to be distributed will depend on the number of shares of NDC common stock outstanding on the record date. After the Distribution, Global Payments and NDC will be two separate public companies.

   The consolidated financial statements of Global Payments include substantially all of the assets, liabilities, revenues, and expenses of the business conducted through NDC's eCommerce business segment. Global Payments operates in a single industry segment and is an integrated provider of high volume electronic transaction processing and value-added end-to-end information services and systems on a direct and indirect basis to merchants, multinational corporations, financial institutions, and government agencies. These services are marketed to customers within the direct and indirect merchant services businesses and the funds transfer business through various sales channels. Global Payments' operations are provided in the United States, Canada, and Europe.

   The company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information." Accordingly, Global Payments' chief operating decision making group currently considers one reportable segment--electronic transaction processing--therefore the majority of the disclosures required by SFAS 131 do not apply to Global Payments. Global Payments' results of operations and its financial condition are not significantly reliant upon any single customer or Global Payments' foreign operations.

   The consolidated financial statements include the accounts of Global Payments and its majority-owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation. The consolidated financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States, and present Global Payments' financial position, results of operations, and cash flows as derived from NDC's historical financial statements. As further described in
Note 4, certain allocations of corporate and interest expenses have been allocated that were previously not allocated to NDC's eCommerce business segment. These allocations were based on an estimate of the proportion of corporate expenses related to Global Payments, utilizing such factors as revenues, number of employees, number of transactions processed and other applicable factors.

   In conjunction with the separation of their businesses, Global Payments and NDC will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the Distribution, including the Distribution Agreement, the Tax Sharing and Indemnification Agreement, the Employee Benefits Agreement, the Lease Agreement for Office Headquarters, the Intercompany Systems/Network Services Agreement, the Batch Processing Agreement and the Transition Support Agreement.

   The Risk Factors beginning on page 10 of the Information Statement filed
with Form 10 dated         should be read in conjunction with these audited
financial statements.

Note 2--Summary of Significant Accounting Policies

   Use of estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

   Revenue--Revenue related to information and transaction processing services provided is recognized as such services are performed. Revenue for processing services provided directly to merchants is recorded net of certain costs not controlled by Global Payments (primarily interchange fees charged by credit card associations).

   Revenue related to software sales is recognized when software is installed at the customer site or when the customer obligations are fulfilled. Revenue related to software license agreements and hardware sales is recognized upon shipment. Revenue related to hardware and software maintenance contracts is recognized ratably over the terms of the contracts.

   Cash and cash equivalents--Cash and cash equivalents include cash on hand and all liquid investments with an initial maturity of three months or less when purchased.

   Inventory--Inventory, which includes microcomputer hardware and peripheral equipment, and electronic point-of-sale terminals, is stated at the lower of cost or market. Cost is determined by using the average cost method.

   Net merchant processing receivable/payable--The net merchant processing receivable/payable results from timing differences in Global Payments' settlement process with merchants and credit card sales processed.

   Property and equipment--Property and equipment, including equipment under capital leases, is stated at cost. Depreciation and amortization are calculated using the straight-line method. Equipment is depreciated over 2 to 5 year lives. Leasehold improvements and property acquired under capital leases are amortized over the shorter of the useful life of the asset or the term of the lease. The costs of purchased and internally developed software used to provide services to customers or internal administrative services are capitalized and amortized on a straight-line basis over their estimated useful lives, not to exceed 5 years. Maintenance and repairs are charged to operations as incurred.

   Intangible assets--Intangible assets primarily represent goodwill, customer contracts and trademarks associated with Global Payments' acquisitions. Customer contracts and trademarks acquired are amortized using the straight-line method over their estimated useful lives of 6 to 25 years. Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. Goodwill is being amortized on a straight-line basis over periods ranging from 10 to 40 years.

   Impairment of long-lived assets--Global Payments regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of property and equipment or goodwill and other intangibles may warrant revision or may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, Global Payments uses an estimate of the future undiscounted net cash flows associated with the asset over the remaining life of the asset in measuring whether the long-lived asset is recoverable. In management's opinion, the long-lived assets, including property and equipment and intangible assets, are appropriately valued at May 31, 2000 and May 31, 1999.

   Investments--Global Payments holds an investment in eCharge Corporation, a private company that offers Internet users secure and convenient ways to make purchases over the Internet. This investment is recorded at its historical cost of $5.0 million. Although the market value is not readily determinable, management believes the fair value of this investment approximates its carrying amount.

   Income taxes--Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates (see Note 10).

   Fair value of financial instruments--Management considers that the carrying amounts of financial instruments, including cash, receivables, accounts payable and accrued expenses, and current maturities of long-term obligations, approximates fair value.

   Foreign currency translation--The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange, and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholders' equity. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a component of shareholders' equity. The effects of foreign exchange gains and losses arising from these translations of assets and liabilities are included as a component of other comprehensive income.

   Earnings Per Share--Basic earnings per share is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding during the period. This assumes a spin-off ratio of one for one in the Distribution; the actual spin-off ratio is to be determined. Earnings available to common shareholders is the same as reported net income for all periods presented. Weighted average shares outstanding is computed by applying the assumed Global Payments distribution ratio to the historical NDC weighted average shares outstanding for the same periods presented.

   Diluted earnings per share is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding during the period and the impact of securities that, if exercised, would have a dilutive effect on earnings per share. All options with an exercise price less than the average market share price for the period generally are assumed to have a dilutive effect on earnings per share. Diluted earnings per share is not presented in these financial statements, as there are no historical market share prices for Global Payments, as public trading will not commence until the distribution occurs. Accordingly, the dilutive effect of stock options cannot be determined.

Note 3--Business Acquisition

   In May 1998 Global Payments effectively acquired certain assets of CheckRite International, Inc. This acquisition has been recorded using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. The operating results are included in Global Payments' consolidated statements of income from the date of the acquisition.

   The aggregate price paid for this acquisition and final adjustments to prior period acquisitions consisted of $17.0 million; liabilities were assumed as follows:

                                                                       1998
                                                                  --------------
                                                                  (In thousands)
   Fair value of assets acquired.................................    $19,814
   Cash acquired.................................................     (1,124)
   Liabilities assumed...........................................     (1,724)
                                                                     -------
   Cash paid for acquisitions....................................    $16,966
                                                                     =======

   The excess of cost over tangible assets acquired of $16.3 million was allocated to goodwill and other intangible assets. The depreciable and intangible assets are being amortized over periods ranging from 2 to 20 years (see Note 7).

Note 4--Transactions with NDC

   There were no material intercompany purchase or sales transactions between NDC and Global Payments. Global Payments was charged with incremental corporate costs in the amount of $5.0 million in fiscal 2000, $3.2 million in fiscal 1999, and $6.6 million in fiscal 1998. These allocations were based on an estimate of the proportion of corporate expenses related to Global Payments, utilizing such factors as revenues, number of employees, number of transactions processed and other applicable factors. These amounts have been primarily included in selling, general, and administrative expenses.

   Global Payments was also charged corporate interest expense based on the anticipated corporate debt allocations of NDC to Global Payments at the Distribution Date. Global Payments utilized a rollback approach to allocate the anticipated portion of the NDC consolidated group's debt and interest expense for all historical periods presented. This treatment records the current proposed debt allocation percentage for all historical periods presented. The allocated portion of the consolidated group's debt is presented as "line of credit" from NDC on the accompanying consolidated balance sheets. Interest expense recorded by Global Payments related to this debt was $4.6 million in fiscal 2000, $5.0 million in fiscal 1999, and $2.8 million in fiscal 1998 and is included in interest and other expense.

Note 5--Property and Equipment

   As of May 31, 2000 and May 31, 1999, property and equipment consisted of the following:

                                                                 2000    1999
                                                                ------- -------
                                                                (In thousands)
   Property under capital leases............................... $11,838 $14,738
   Equipment...................................................  30,647  36,421
   Software....................................................  19,594  20,147
   Leasehold improvements......................................   6,410   7,338
   Furniture and fixtures......................................   3,002   4,974
   Work in progress............................................   2,532   1,852
                                                                ------- -------
                                                                 74,023  85,470
   Less: accumulated depreciation and amortization.............  45,358  53,701
                                                                ------- -------
                                                                $28,665 $31,769
                                                                ======= =======

Note 6--Software Costs

   The following table sets forth information regarding Global Payments' costs associated with software development for the years ended May 31, 2000, May 31, 1999 and May 31, 1998. These amounts exclude other expenditures for product improvements, customer requested enhancements, maintenance and Year 2000 remediation.

                                                           2000   1999   1998
                                                          ------ ------ ------
                                                             (In thousands)
   Total costs associated with software development...... $2,623 $1,774 $1,822
   Less: capitalization of internally developed
    software.............................................    884    625    122
                                                          ------ ------ ------
   Net research and development expense.................. $1,739 $1,149 $1,700
                                                          ====== ====== ======

   Global Payments capitalizes costs related to the development of certain software products. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed on an individual product basis and has been recognized for those products available for market based on the products' estimated economic lives, not to exceed five years.

   Additionally, Global Payments capitalizes costs related to the development of computer software developed or obtained for internal use in accordance with the AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Costs incurred in the application development phase are capitalized by Global Payments and amortized over the useful life, not to exceed five years.

   Total unamortized capitalized software costs (purchased and internally developed) were approximately $7.9 million and $10.3 million as of May 31, 2000 and May 31, 1999, respectively. Total software amortization expense was approximately $2.6 million, $1.9 million and $2.0 million in fiscal 2000, 1999 and 1998, respectively.

Note 7--Intangible Assets

   As of May 31, 2000 and May 31, 1999, intangible assets consisted of the following:

                                                                2000     1999
                                                              -------- --------
                                                               (In thousands)
   Customer base............................................. $102,475 $102,483
   Trademarks................................................   28,273   28,273
   Goodwill and other intangibles............................  120,199  120,199
                                                              -------- --------
                                                               250,947  250,955
   Less: accumulated amortization............................   77,221   66,881
                                                              -------- --------
                                                              $173,726 $184,074
                                                              ======== ========

   Global Payments had expanded its focus on acquisition opportunities and alliances with other companies to increase its market penetration, technological capabilities, product offerings and distribution capabilities to support its business strategy. Since fiscal 1996, Global Payments has completed seven acquisitions accounted for under the purchase method.

   In 1996, Global Payments acquired the Merchant Automated Point-of-Sale Program ("MAPP") from MasterCard International Incorporated ("MasterCard"). The net assets of MAPP consisted primarily of tangible personal property, leased personal and real property, customer contracts, assembled workforce and the goodwill of the business. Global Payments paid $110 million plus the granting of a 7.5% membership interest in one of Global Payments' subsidiaries (Global Payment Systems LLC) to MasterCard. The total consideration paid for the MAPP business, was $131.6 million, and resulted in an excess cost over tangible assets of $126.6 million. The aggregate estimated life of these intangible assets is 34 years.

Note 8--Accounts Payable and Accrued Liabilities

   As of May 31, 2000 and May 31, 1999, accounts payable and accrued liabilities consisted of the following:

                                                                 2000    1999
                                                                ------- -------
                                                                (In thousands)
   Trade accounts payable...................................... $ 7,209 $ 6,230
   Accrued compensation and benefits...........................   8,043   6,843
   Accrued pensions............................................     372     524
   Other accrued liabilities...................................   9,625  14,063
                                                                ------- -------
                                                                $25,249 $27,660
                                                                ======= =======

Note 9--Retirement Benefits

   Historically, Global Payments has participated in the NDC noncontributory defined benefit pension plan (the "Plan") covering substantially all of its United States employees who have met the eligibility provisions of the plan as of May 31, 1998. NDC closed the defined benefit pension plan to new participants beginning June 1, 1998. Benefits are based on years of service and the employee's compensation during the highest five consecutive years of earnings of the last ten years of service. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974, as amended. The expenses for the plan are allocated to Global Payments based on the relative projected benefit obligations for all Global Payments employees compared with the obligations for all participants. In the opinion of management, the expenses have been allocated on a reasonable basis and, for fiscal 2000, were actuarially allocated to approximate the expense Global Payments would have incurred had it been operating on a stand-alone basis.

   The following table provides a reconciliation of the changes in the Plan's benefit obligations and fair value of assets over the one-year period ending May 31, 2000 and a statement of funded status:

Changes in benefit obligations

                                                                       2000
                                                                  --------------
                                                                  (In thousands)
   Balance at beginning of year..................................     $6,268
   Service cost..................................................        --
   Interest cost.................................................        453
   Benefits paid.................................................       (219)
   Actuarial gain................................................       (383)
                                                                      ------
   Balance at end of year........................................     $6,119
                                                                      ======

Changes in plan assets

                                                                       2000
                                                                  --------------
                                                                  (In thousands)
   Balance at beginning of year..................................     $5,763
   Actual return on plan assets..................................        642
   Employer contributions........................................        --
   Benefits paid.................................................       (219)
                                                                      ------
   Balance at end of year........................................     $6,186
                                                                      ======

   The accrued pension costs recognized in the Consolidated Balance Sheets were as follows:

                                                                      2000
                                                                 --------------
                                                                 (In thousands)
   Funded status...............................................      $  67
   Unrecognized net (gain) loss................................       (391)
   Unrecognized prior service cost.............................         42
   Unrecognized net asset at June 1, 1985, being amortized over
    17 years...................................................        (90)
                                                                     -----
   Accrued pension cost........................................      $(372)
                                                                     =====

   Net pension expense (income) included the following components for the fiscal year ending May 31:

                                                                       2000
                                                                  --------------
                                                                  (In thousands)
   Service cost-benefits earned during the Period................     $ --
   Interest cost on projected benefit obligation.................       453
   Expected return on plan assets................................      (576)
   Net amortization and deferral.................................       (30)
                                                                      -----
   Net pension expense (income)..................................     $(153)
                                                                      =====

   Significant assumptions used in determining net pension expense and related obligations were as follows:

                                                                          2000
                                                                          -----
   Discount rate.........................................................  7.75%
   Rate of increase in compensation levels...............................  4.33%
   Expected long-term rate of return on assets........................... 10.00%

   The pension expense allocated to Global Payments for fiscal 1999 and 1998 was $0.1 million and $1.1 million, respectively.

   Historically, Global Payments has participated in the NDC deferred compensation 401(k) plan that is available to substantially all employees with three months of service. Expenses of $.6 million, $.9 million, and $.8 million were allocated to Global Payments in proportion to total payroll for fiscal 2000, 1999, and 1998, respectively. Global Payments intends to establish its own 401(k) with substantially the same terms as the existing NDC plan with the matching contribution in the form of Global Payments' common stock.

Note 10--Income Taxes

   Historically, Global Payments has been included in the consolidated federal income tax return of NDC. Tax provisions are settled through the intercompany account and NDC made income tax payments on behalf of Global Payments (see Note
15). Global Payments' provision for income taxes in the accompanying consolidated statements of income reflects federal and state income taxes calculated on Global Payments' separate income.

   The provision for income taxes includes:

                                                          2000    1999    1998
                                                         ------- ------- -------
                                                             (In thousands)
   Current tax expense:
    Federal............................................. $16,266 $20,146 $16,182
    State...............................................     780   1,481   1,545
                                                         ------- ------- -------
                                                          17,046  21,627  17,727
                                                         ------- ------- -------
   Deferred tax expense:
    Federal.............................................   3,389   3,366   1,677
    State...............................................     290     272     127
                                                         ------- ------- -------
                                                           3,679   3,638   1,804
                                                         ------- ------- -------
   Total................................................ $20,725 $25,265 $19,531
                                                         ======= ======= =======

   Global Payments' effective tax rates differ from federal statutory rates as follows:

                                                          2000   1999   1998
                                                          ----   ----   ----
   Federal statutory rate................................ 35.0 % 35.0 % 35.0 %
   State income taxes, net of federal income tax
    benefit..............................................  1.3 %  1.7 %  2.2 %
   Non-deductible amortization and write-off of
    intangible assets....................................  1.6 %  1.3 %  2.2 %
   Tax credits........................................... (0.5)% (0.3)% (0.2)%
   Other.................................................  1.1 %  0.2 % (0.6)%
                                                          ----   ----   ----
    Total................................................ 38.5 % 37.9 % 38.6 %
                                                          ====   ====   ====

   Deferred income taxes as of May 31, 2000 and May 31, 1999 reflect the impact of temporary differences between the amounts of assets and liabilities for financial accounting and income tax purposes. As of May 31, 2000 and May 31, 1999, principal components of deferred tax items were as follows:

                                                               2000     1999
                                                              -------  -------
                                                              (In thousands)
   Deferred tax assets:
    Net operating loss carryforwards......................... $   --   $   183
    Accrued expenses.........................................     368      958
                                                              -------  -------
                                                                  368    1,141
                                                              -------  -------
   Deferred tax liabilities:
    Property and equipment...................................   1,692    3,654
    Acquired intangibles.....................................   3,903      506
    Prepaid expenses.........................................     386      418
    Other....................................................     200      590
                                                              -------  -------
                                                                6,181    5,168
                                                              -------  -------
   Net deferred tax liability................................  (5,813)  (4,027)
   Less: Current deferred tax (liability) asset..............    (410)     828
                                                              -------  -------
   Non-current deferred tax liability........................ $(5,403) $(4,855)
                                                              =======  =======

   A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the operating loss carry-forwards is not considered by management to be uncertain. Global Payments has not established valuation allowances for these tax assets. Net operating loss carry-forwards expire between the fiscal years 2001 and 2007.

Note 11--Long-Term Debt

   As of May 31, 1999, long-term debt classified as current portion consisted of a promissory note issued to Electronic Data Systems Corporation in the amount of $6.0 million. This note was settled on June 30, 1999. This note was issued in consideration for Global Payments' acquisition of their multi-client bank card processing business in January 1997.

Note 12--Shareholder's Equity

   NDC equity investment--NDC's equity investment includes the original investment in Global Payments, accumulated income of Global Payments, and the net intercompany receivable due from NDC reflecting transactions described in
Note 4. The net amount due from NDC as of May 31, 2000 and May 31, 1999 was $98.3 million and $85.5 million, respectively, and is included in the NDC equity investment in the accompanying balance sheets.

   Stock Options--NDC has certain Stock Option Plans (the "Plans") under which incentive stock options and non-qualified stock options have been granted to officers, key employees and directors of NDC. In connection with the separation of Global Payments from NDC, stock options under the Plans that are not exercised prior to the date of the Distribution will expire shortly thereafter. However, employees will be given an opportunity to surrender their NDC options prior to the date of the Distribution. Equivalent options will be issued in Global Payments to each employee who forfeited NDC options, either because they expired or were surrendered prior to the Distribution. NDC Stock Options will be replaced with Global Payments stock options in amounts and at exercise prices intended to preserve the economic benefit of the NDC stock options at such time. The fair market value of NDC common stock immediately before the Distribution and the fair market value of Global Payments common stock, upon the commencement of public trading, will impact the number of options issued to Global Payments employees. The number of shares of NDC common stock subject to options held by option holders expected to become Global Payments employees at May 31, 2000 was

639,366 shares. The exercise price of such options range from $6.67 to $37.56. The ultimate number of stock options to be held by Global Payments employees and the number and exercise price of the Global Payments stock options to be issued, subject to the above calculation, cannot yet be determined.

Note 13--Related Party Transactions

   In connection with the fiscal 1996 purchase of Merchant Automated Point of Sale Program ("MAPP") from MasterCard International Incorporated, MasterCard holds a 7.5% minority interest in Global Payment Systems, LLC, a partnership with MasterCard International Incorporated. MasterCard provides certain services for the MAPP business unit. The original service agreement was for a period of three years and ended on March 31, 1999. The services agreement was then amended to allow certain services to be provided through April 1, 2000. Global Payments now performs the services formerly provided by MasterCard under this service agreement internally. For the years ended May 31, 2000, May 31, 1999 and May 31, 1998 Global Payments incurred expenses of approximately $.2 million, $3.0 million and $6.8 million respectively, related to these services.

   Also, during fiscal 1996, National Data Payment Systems, Inc., a subsidiary of Global Payments, formed an alliance with Comerica Bank and purchased 51% ownership interest in NDPS Comerica Alliance, LLC. There are agreements in place for Global Payments to reimburse Comerica Bank for any expenses incurred on behalf of the alliance. For the years ended May 31, 2000, May 31, 1999 and May 31, 1998 Global Payments incurred expenses of approximately $.9 million, $.6 million and $.6 million, respectively, related to these services.

Note 14--Commitments and Contingencies

   Global Payments conducts a major part of its operations using leased facilities and equipment. Many of these leases have renewal and purchase options and provide that Global Payments pay the cost of property taxes, insurance and maintenance.

   Rent expense on all operating leases for fiscal 2000, 1999 and 1998 was approximately $5.8 million, $6.3 million and $6.9 million, respectively.

   Future minimum lease payments for all noncancelable leases at May 31, 2000 were as follows:

                                                             Capital Operating
                                                             Leases   Leases
                                                             ------- ---------
                                                              (In thousands)
   2001..................................................... $3,489   $ 4,685
   2002.....................................................  2,671     3,703
   2003.....................................................  1,722     2,974
   2004.....................................................    386     2,179
   2005.....................................................    --      1,590
   Thereafter...............................................    --      3,846
                                                             ------   -------
   Total future minimum lease payments......................  8,268   $18,977
                                                                      =======
   Less: amount representing interest.......................  1,036
                                                             ------
   Present value of net minimum lease payments..............  7,232
   Less: current portion....................................  2,900
                                                             ------
   Long-term obligations under capital leases at May 31,
    2000.................................................... $4,332
                                                             ======

   Global Payments is party to a number of claims and lawsuits incidental to its business. In the opinion of management, the ultimate outcome of such matters, in the aggregate, will not have a material adverse impact on Global Payments' financial position, liquidity or results of operations.

   We have a commitment for an unsecured $      million revolving line of
credit. It will fund a cash dividend payable to NDC to reflect our share of NDC's pre-distribution debt used to establish our initial capitalization. This line of credit will also be used to meet working capital and acquisition needs after the Distribution. This line has a variable interest rate based on market rates. The credit agreement contains certain financial and non-financial covenants customary for financings of this nature. Final maturity will be years from the Distribution. As indicated in Note 4, Global Payments utilized a "rollback" approach to allocate the anticipated portion of the NDC consolidated group's debt and interest expense. Accordingly, as of May 31, 2000 and May 31, 1999, there was $96.1 million and $89.4 million respectively, allocated and outstanding under the lines of credit.

   Global Payments processes credit card transactions for direct merchant locations. Global Payments' merchant customers have the liability for any charges properly reversed by the cardholder. In the event, however, that Global Payments is not able to collect such amount from the merchants, due to merchant fraud, insolvency, bankruptcy or another reason, Global Payments may be liable for any such reversed charges. Global Payments requires cash deposits and other types of collateral by certain merchants to minimize any such contingent liability. Global Payments also utilizes a number of systems and procedures to manage merchant risk. In addition, Global Payments believes that the diversification of its merchant portfolio among industries and geographic regions minimizes its risk of loss.

   Global Payments recognizes revenue based on a percentage of the gross amount charged and has a potential liability for the full amount of the charge. Global Payments establishes reserves for operational losses based on historical and projected experiences concerning such charges. In the opinion of management, such reserves for losses are adequate.

   Global Payments also has a check guarantee business. Similar to the credit card business, Global Payments charges its merchants a percentage of the gross amount of the check and guarantees payment of the check to the merchant in the event the check is not honored by the checkwriter's bank. As a result, Global Payments incurs operational charges in this line of business. Global Payments has the right to collect the full amount of the check from the checkwriter but has not historically recovered 100% of the guaranteed checks. Global Payments establishes reserves for this activity based on historical and projected loss experiences. Expenses of $10.1 million, $8.5 million and $8.8 million were recorded for fiscal 2000, 1999 and 1998, respectively, for these reserves.

   In connection with Global Payments' acquisition of merchant credit card operations of banks, Global Payments has also entered into depository and processing agreements (the "Agreements") with certain of the banks. These Agreements allow Global Payments to use the banks' "Bank Identification Number" ("BIN") to clear credit card transactions through VISA and MasterCard. Certain agreements contain financial covenants, and Global Payments was in compliance with all such covenants as of May 31, 2000 or had obtained a verbal waiver of such covenants. In management's opinion, Global Payments would be able to obtain alternative BIN agreements without material impact to Global Payments in the event of the termination of these Agreements.

   Effective April 1, 2000, MasterCard may put to Global Payments ("Put Right") all or any portion of its membership interest in Global Payment Systems LLC. MasterCard's Put Right shall be exercised by providing Global Payment Systems LLC with notice specifying the percentage of its membership interest to be put, the date on which the proposed put price is to be paid, and the proposed put price. The proposed put price shall be based on the fair market value of Global Payment Systems LLC on a stand-alone basis. As an alternative to purchasing MasterCard's membership interest in the event of the exercise of the put right, Global Payment Systems LLC may elect to dissolve the partnership with MasterCard receiving a share of the net liquidation proceeds, in proportion to their membership interest.

Note 15--Supplemental Cash Flow Information

   Historically, Global Payments' cash flow had been calculated with and included in the NDC consolidated group's Supplemental Cash Flows. Global Payments' payments for income taxes have been calculated on Global Payments' separate income and reflect federal and state income tax payment allocations as if Global Payments had been operating on a stand-alone basis (Note 10). Global Payments has utilized a "rollback" approach to allocate the portion of the consolidated group's interest payments for all historical periods presented (Note 4).

   Supplemental cash flow disclosures and non-cash investing and financing activities for the years ended May 31, 2000, May 31, 1999 and May 31, 1998 are as follows:

                                                         2000   1999    1998
                                                        ------ ------- -------
                                                            (In thousands)
   Supplemental cash flow information:
    Income taxes paid, net of refunds.................. $5,816 $28,134 $20,375
    Interest paid......................................  8,506   7,070   5,712
   Supplemental non-cash investing and financing
    activities:
    Capital leases entered into in exchange for
     property and equipment............................    915   6,710   4,815

Note 16--Quarterly Consolidated Financial Information (Unaudited)

                                                    Quarter Ended
                                      -----------------------------------------
                                      August 31 November 30 February 29 May 31
                                      --------- ----------- ----------- -------
                                        (In thousands, except per share data)
Fiscal Year 2000
Revenue..............................  $89,828    $84,174     $81,827   $84,204
Operating income.....................   20,539     15,275      13,420    13,978
Net income...........................   11,204      8,023       6,930     6,890
Basic earnings per share(1)..........     0.33       0.24        0.21      0.21

Fiscal Year 1999
Revenue..............................  $82,397    $79,319     $81,782   $86,553
Operating income.....................   20,393     15,926      17,691    22,665
Net income...........................   11,158      8,694       9,502    11,982
Basic earnings per share(1)..........     0.33       0.26        0.28      0.36

--------
(1) Assumes a distribution ratio of one share of Global Payments common stock for each share of NDC common stock held. The actual ratio has not yet been determined.

                              Global Payments Inc.
                            CONSOLIDATED SCHEDULE II
                        Valuation & Qualifying Accounts

        Column A          Column B       Column C         Column D     Column E
        --------         ---------- ------------------- ------------- ----------
                                        1         2
                         Balance at Charged to          Uncollectible Balance at
                         Beginning  Costs and  Acquired   Accounts       End
      Description        of Period   Expenses  Balances   Write-Off   of Period
      -----------        ---------- ---------- -------- ------------- ----------
                                             (In thousands)
Trade Receivable
 Allowances
May 31, 1998............   $  609     $1,304     $343      $  870       $1,386
May 31, 1999............    1,386      1,473      --        1,657        1,202
May 31, 2000............    1,202      1,345      --        1,316        1,231

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AS TO SCHEDULE

   We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of the NDC eCommerce business segment (to be reorganized as Global Payments Inc., a Georgia corporation--See
Note 1) included in this information statement on Form 10, and have issued our report thereon dated August 25, 2000. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index on page F-1 is the responsibility of Global Payments' management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                             /s/ Arthur Andersen LLP

Atlanta, Georgia
August 25, 2000